ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2023

AS AT MARCH 27, 2024

Figures

Figure 1: Location of Taseko's Properties	16

Appendix A

Audit and Risk Committee Charter

Introductory Notes

Forward-Looking Statements

This Annual Information Form ("AIF"), including the documents incorporated by reference, contains forward-looking statements and forward-looking information (collectively referred to as "forward-looking statements") which may not be based on historical fact, including without limitation statements regarding our expectations in respect of future financial position, business strategy, future production, reserve potential, feasibility of development projects, exploration drilling, exploitation activities, events or developments that we expect to take place in the future, projected costs and plans and objectives, financial capacity to complete anticipated development projects, and anticipated effects of changes in taxation levels on the value of development projects. Often, but not always, forward-looking statements can be identified by the use of the words "believes", "may", "plan", "will", "estimate", "scheduled", "continue", "anticipates", "intends", "expects", "aim" and similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. These statements are necessarily based upon a number of estimates and assumptions that are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
  changes in general economic conditions, the financial markets and in the market price for our input costs including due to inflationary impacts, such as diesel fuel, acid, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  inherent risks associated with mining operations, including our current mining operations at Gibraltar and our planned mining operations at Florence Copper, and their potential impact on our ability to achieve our production estimates;
  uncertainties as to our ability to achieve reduced costs for Gibraltar (as defined below) and to otherwise control our operating costs without impacting our planned copper production;
  our high level of indebtedness and its potential impact on our financial condition and the requirement we have to generate cash flow to service our indebtedness and refinance such indebtedness from time to time;
  the continuation of sustained higher interest rates, or further increases in interest rates, by central banks may increase our borrowing costs and impact the profitability of our operations;
  our ability to draw down on our financing arrangements for the construction of Florence Copper is subject to our meeting the required conditions for drawdown, as well as the execution of definitive loan documentation for any first lien debt facility;

  the amounts we are required to pay for our acquisition of Cariboo will increase if the price of copper increases;
  the risk of inadequate insurance or inability to obtain insurance to cover our business risks;
  uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;
  the risk that we may not be able to expand or replace reserves as our existing Mineral Reserves are mined;
  the risk that the results from our development of Florence Copper will not meet our estimates of remaining construction costs, operating expenses, revenue, rates of return and cash flows from operations which have been projected by the technical report for Florence Copper which incorporates the results from our operation of the production test facility ("PTF");
  the risk of cost overruns or delays in our construction of the commercial facilities at Florence Copper, resulting in not commencing commercial production within our current projected timeline or within our current projected cost estimates;
  uncertainties related to the execution plan for the construction of Florence Copper and the commencement of commercial operations resulting from inflation risk, supply chain disruptions, material and labour shortages or other execution risks;
  our ability to comply with all conditions imposed under the APP and UIC permits for the construction and operation of Florence Copper;
  the availability of, and uncertainties relating to, any additional financing necessary for the continued operation and development of our projects, including with respect to our ability to obtain any remaining construction financing to complete the construction and commencement of commercial operations at Florence Copper;
  shortages of water supply, critical spare parts, maintenance service and new equipment and machinery or our ability to manage surplus water on our mine sites may materially and adversely affect our operations and development projects;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition;
  uncertainties related to Indigenous people's claims and rights, and governmental legislation and policies regarding the same;
  our reliance on the availability of infrastructure necessary for development and on operations, including on rail transportation and port terminals for shipping of our copper concentrate production from Gibraltar;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations;
  potential changes to the mineral tenure system in British Columbia, which is undergoing reform for compliance with the Declaration Act (British Columbia);

  our dependence solely on our 100% interest in Gibraltar for our revenues and our operating cash flows;
  our ability to extend existing concentrate off-take agreements or enter into new agreements;
  environmental issues and liabilities associated with mining including processing and stockpiling ore;
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;
  environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to extreme cold, forest fires, flooding, drought, earthquakes or other natural events in the vicinity of our operations;
  litigation risks and the inherent uncertainty of litigation;
  our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
  our ability to renegotiate our existing union agreement for Gibraltar when it expires in May 2024;
  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects including Florence Copper;
  our ability to develop new mining projects may be adversely impacted by potential indigenous joint decision-making and consent agreements being implemented by the Government of British Columbia under the B.C. Declaration on the Rights of Indigenous Peoples Act;
  our reliance upon key personnel;
  the competitive environment in which we operate;
  the effects of forward selling instruments to protect against fluctuations in copper prices and other input costs including diesel and acid;
  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  uncertainties relating to the war in Ukraine, the Israel-Hamas conflict and other future geopolitical events including social unrest, which could disrupt financial markets, supply chains, availability of materials and equipment and execution timelines for any project development; and
  other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading "Risk Factors".

Such information is included, among other places, in this AIF under the headings "Taseko's Business" and "Risk Factors".

Should one or more of these risks and uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, that:

  the price of copper and other metals will not decline significantly or for a protracted period of time;
  our mining operations will not experience any significant production disruptions that would materially affect our production forecasts or our revenues;
  our estimates regarding future capital and operating costs at Gibraltar will be accurate;
  grades and recoveries at Gibraltar remain consistent with current mine plans;
  we will be able to incorporate the Connector pit into our operations as planned;
  the results from our operations at Florence Copper will be consistent with the estimates provided in the Florence Copper Technical Report, and accordingly that commercial operations at Florence Copper are technically and economically feasible;
  we will be able to obtain any remaining construction financing necessary for us to complete construction at Florence Copper to bring it into commercial production;
  we will be able to complete construction and commence production at Florence Copper within our time and cost estimates and construction will not be delayed by supply chain disruptions or other logistical challenges;
  there are no changes to (i) any existing agreements or relationships with affected First Nations groups; (ii) aboriginal title or aboriginal rights in British Columbia which would materially and adversely impact our operations or properties; and (iii) laws in the Province of Government of British Columbia that would materially and adversely impact our ability to develop new mining project in British Columbia, including any laws adopted or amended pursuant to the B.C. Declaration on the Rights of Indigenous Peoples Act;
  the government does not enter into any agreements under the B.C. Declaration on the Rights of Indigenous Peoples Act that would give statutory decision-making functions to Indigenous groups that affect our properties or operations in British Columbia;
  there are no adverse regulatory changes affecting any of our operations;
  exchange rates, prices of key consumables, costs of power, labour, material costs, supplies and services, and other cost assumptions at our mining operations and projects are not significantly higher than prices assumed in planning;
  our Mineral Reserve and Resource estimates and the assumptions on which they are based, are accurate;
  our estimates of reclamation liabilities and mine closure costs are accurate; and
  we will continue to generate positive cash flows from Gibraltar and be able to secure any additional funding necessary for the development of Florence Copper and our other development projects.

These factors should be considered carefully and you are cautioned not to place undue reliance on any forward-looking statements. You are also cautioned that the foregoing list of risk factors is not exhaustive and it is recommended that you carefully read the more complete discussion of risks and uncertainties facing the Company included under "Risk Factors" in this AIF.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on the information available to Taseko on the date such statements were made, no assurances can be given as to future results, approvals or achievements. The forward-looking statements contained in this AIF are expressly qualified by this cautionary statement. Taseko disclaims any duty to update any of the forward-looking statements to conform such statements to actual results or to changes in Taseko's expectations except as otherwise required by applicable law.

Additional Financial Information

Additional information regarding Taseko is available in the audited consolidated financial statements, together with the auditor's report thereon, and MD&A for the Company for the year ended December 31, 2023. The financial statements are available for review on the System for Electronic Document Analysis and Retrieval ("SEDAR+") website at www.sedarplus.ca. All financial information in this AIF is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and expressed in Canadian dollars.

Non-GAAP Performance Measures

This AIF may include the following non-GAAP performance measures: (i) total operating costs and site operating costs, net of by-product credits; (ii) total site costs; (iii) adjusted net income (loss) and adjusted EPS; (iv) adjusted EBITDA; and (v) earnings from mining operations before depletion and amortization; and (vi) site operating costs per ton milled. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. See "Non-GAAP Performance Measures" in our MD&A for the year ended December 31, 2023 for a reconciliation of these measures to the most directly comparable IFRS measure.

Currency and Metric Equivalents

The Company's accounts are maintained in Canadian dollars and all dollar amounts herein are expressed in Canadian dollars unless otherwise indicated.

The following factors for converting Imperial measurements into metric equivalents are provided:

To Convert from Imperial	To Metric	Multiply by

acres	hectares	0.405
feet	metres	0.305
miles	kilometres	1.609
tons (2,000 pounds)	tonnes	0.907
ounces (troy)/ton	grams/tonne	34.286

Abbreviations

In this AIF, the following capitalized terms have the defined meanings set forth below:

2023 MD&A	Our Management's Discussion and Analysis for the year ended December 31, 2023 dated March 7, 2024.

ASCu	The weight percentage of copper per unit weight of rock that is readily acid soluble, including native copper.

ADEQ	Arizona Department of Environmental Quality.

APP and TAPP	Aquifer Protection Permit and Temporary Aquifer Protection Permit.

Common Shares	The Company's common shares without par value, being the only class or kind of the Company's authorized capital.

Carbonatite Deposit	Carbonatite deposits are igneous rocks largely consisting of the carbonate minerals calcite and dolomite, which contain the niobium mineral pyrochlore, rare earth minerals or copper sulphide minerals.

Concentrator	A type of mineral processing facility that converts raw ore from the mine into a metal concentrate that can then be sold to a smelter for further processing.

EPA	U.S. Environmental Protection Agency.

Epithermal Deposit	A mineral deposit formed at low temperature (50 to 200°C), usually within one kilometre of the earth's surface, often as structurally controlled veins.

Florence Copper	The Florence Copper mine, an ISCR copper mine to be developed by the Company in Florence, Arizona

Flotation	Flotation is a method of mineral separation whereby, after crushing and grinding ore, froth created in a slurry by a variety of reagents causes some finely crushed minerals to float to the surface where they are skimmed off.

Gibraltar	The Gibraltar Mine, an open-pit copper mine located near Williams Lake, British Columbia.

IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board.

ISCR	In-situ copper recovery.

LSE	The London Stock Exchange being one of the three stock exchanges (together with the NYSE American and TSX) on which the Common Shares are listed.

Mineral Deposit	A deposit of mineralization, which may or may not be ore.

Mineral Symbols	Ag - silver; Au - gold; Cu - copper; Pb - lead; Zn - zinc; Mo - molybdenum; and Nb - niobium.

NSR	Net smelter return, a general proxy for the gross value of metals derived from concentrates delivered to a smelter for refining.

NYSE American	The NYSE American, being one of the three stock exchanges (together with the LSE and TSX) on which the Common Shares are listed.

PLS	Pregnant leach solutions containing copper.

PTF	The production test facility, a 24-well ISCR operation designed to prove the feasibility of extracting copper at Florence Copper using in-situ mining methods.

Porphyry Deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Semi-autogenous Grinding ("SAG")	SAG mills are essentially autogenous mills, but utilize grinding balls to aid in grinding like in a ball mill. A SAG mill is generally used as a primary or first stage grinding solution.

Solvent Extraction/ Electrowinning ("SX/EW")	Solvent extraction is the technique of transferring a solute from one solution to another; for example, when copper oxide is dissolved into solution, copper becomes the solute. Electrowinning is the process in which an electric current flow between a pair of electrodes (anode & cathode) in a solution containing metal ions (electrolyte). Metal is deposited on the cathode in accordance with the metal's ability to gain or lose electrons. Since ion deposition is selective, the cathode product is generally high grade and requires little further refining.

Taseko or the Company	Taseko Mines Limited, including its subsidiaries, unless the context requires otherwise.

TSX	The Toronto Stock Exchange, being one of the three stock exchanges (together with the LSE and NYSE American) on which the Company's Common Shares are listed.

UIC	Underground Injection Control permit.

Resource and Reserve Categories (Classifications) Used in this AIF.

The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Council") as required reporting standards in Canada and in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). Estimated mineral resources fall into two broad categories dependent on whether their economic viability has been established and these are namely "resources" (economic viability not established) and "reserves" (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Similarly, reserves are sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows in accordance with the CIM Definition Standards on Mineral Resources and Reserves (the "2014 CIM Standards") adopted by the CIM Council on May 10, 2014:

A "Feasibility Study" is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

A "Mineral Resource" is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply, but not verify geological, and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An "Indicated Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A "Measured Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A "Mineral Reserve" is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The U.S. Securities and Exchange Commission require permits in hand or their issuance imminent to classify mineralized material as reserves.

A "Pre-Feasibility study" is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. A pre-feasibility is at a lower confidence level than a feasibility study.

A "Probable Mineral Reserve" is the economically mineable part of an Indicated Mineral Resource, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A "Proven Mineral Reserve" is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

"Modifying Factors" are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Measured, Indicated and Inferred Resources

The disclosure in this AIF, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada in accordance with NI 43-101 and the 2014 CIM Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101 and the 2014 CIM Standards.

The U.S. Security and Exchange Commission ("SEC") has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act, effective February 25, 2019 (the "SEC Modernization Rules"). The SEC Modernization Rules replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7.

The SEC Modernization Rules include the adoption of definitions of terms, which are "substantially similar" to the corresponding terms under the 2014 CIM Standards that are presented above under "Resource and Reserve Categories (Classifications) Used in this AIF".

We are not required to provide disclosure on our mineral properties under the SEC Modernization Rules as we are presently a "foreign issuer" under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the Multijurisdictional Disclosure System ("MJDS") between Canada and the United States. Accordingly, we are entitled to provide disclosure on our mineral properties in accordance with NI 43-101 disclosure standards and 2014 CIM Standards. However, if we either cease to be a "foreign issuer" or cease to be able to or entitled to file reports under the MJDS, then we will be required to provide disclosure on our mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure that we provide on our mineral properties in this AIF and under our continuous disclosure obligations under the U.S. Exchange Act may be different from the disclosure that we would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign issuer under the SEC Modernization Rules.

United States investors are cautioned that while the above terms under the SEC Modernization Rules are "substantially similar" to 2014 CIM Standards, there are differences in the definitions under the SEC Modernization Rules and the 2014 CIM Standards. Accordingly, there is no assurance any resources and reserves that we may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" and "proven mineral reserves" and "probable mineral reserves" under NI 43-101 would be the same had we prepared these estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that we report in this AIF are or will be economically or legally mineable.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

For the above reasons, information contained in this AIF and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Corporate Structure

Taseko Mines Limited was incorporated on April 15, 1966, pursuant to the Company Act (British Columbia). This corporate legislation was superseded in 2004 by the British Columbia Business Corporations Act which is now the corporate law statute that governs us. Our registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, and our head office is located at Suite 1200, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1.

The following is a list of the Company's principal subsidiaries:

Subsidiary	Jurisdiction of Incorporation	Ownership
Gibraltar Mines Ltd. [1]	British Columbia	100%
Cariboo Copper Corporation [2]	British Columbia	100%
Curis Holdings (Canada) Ltd. [3]	British Columbia	100%
Florence Holdings Inc. [3]	Nevada, USA	100%
Florence Copper Holdings Inc. [3]	Nevada, USA	100%
FC-ISR Holdings Inc. [3]	Nevada, USA	100%
Florence Copper LLC [3]	Nevada, USA	100%
Yellowhead Mining Inc.	British Columbia	100%
Aley Corporation	Canada	100%

1.Taseko owns 100% of Gibraltar Mines Ltd., which owns 75% of the Gibraltar Joint Venture.

2.Taseko owns 100% of Cariboo Copper Corporation, which owns 25% of the Gibraltar Joint Venture. Taseko acquired 50% share ownership of Cariboo Copper Corporation on March 15, 2023 and acquired the remaining 50% on March 25, 2024.

3.Taseko owns 100% of Curis Holdings (Canada) Ltd., which owns 100% of Florence Holdings Inc., which owns 100% of Florence Copper Holdings Inc., which owns 99% of Florence Copper LLC and 100% of FC-ISR Holdings Inc. (which holds the remaining 1% of Florence Copper LLC).

Gibraltar Joint Venture

On March 31, 2010, we established an unincorporated joint venture ("JV") between Gibraltar Mines Ltd., and Cariboo Copper Corp. ("Cariboo") over the Gibraltar copper and molybdenum mine (the "Gibraltar Mine" or "Gibraltar"), whereby Cariboo acquired a 25% interest in the Gibraltar Mine and we retained a 75% interest with Gibraltar Mines Ltd. Under the related Joint Venture Formation Agreement ("JVFA"), the Company contributed to the Joint Venture substantially all assets and obligations pertaining to the Gibraltar Mine, and Cariboo paid the Company $187 million to obtain its 25% interest in the JV. Gibraltar Mines Ltd. continued to be the operator of the Gibraltar Mine under the Joint Venture Operating Agreement (the "JVOA") which is filed at www.sedarplus.ca. Cariboo was originally a Japanese consortium jointly owned by Sojitz Corporation ("Sojitz") (50%), Dowa Metals & Mining Co., Ltd. ("Dowa") (25%) and Furukawa Co., Ltd. ("Furukawa") (25%).

On March 15, 2023, the Company acquired Sojitz Corporation's 50% interest in Cariboo giving Taseko a further 12.5% indirect interest in Gibraltar, bringing its total effective interest to 87.5%.

On March 25, 2024, the Company purchased the remaining 50% interest in Cariboo from Dowa and Furukawa, bringing its total interest in Cariboo to 100% and therefore its total effective interest in Gibraltar to 100% as of the date of this AIF.

Taseko's Business

Taseko is a British Columbia incorporated copper mining company, headquartered in Vancouver, Canada, and listed on the TSX, the NYSE American and the LSE.

Our principal operating asset is our wholly-owned Gibraltar Mine, a large copper mine located in central British Columbia. We are also currently constructing our 100% owned Florence Copper mine in Arizona, which is expected to commence copper production in the fourth quarter of 2025. Florence Copper is expected to be a low-cost copper producer and also one of the greenest sources of copper globally. In addition, we have several wholly-owned advanced-stage development projects. The location of our properties in British Columbia, Canada, and the Florence Copper property in Arizona, United States are shown in the map below.

Taseko's mineral properties are summarized in the table below.

Project/Mine	Ownership Interest	Location	Principal Mineralization
Gibraltar Mine	100%	British Columbia	Copper/ Molybdenum/ Silver
Florence Copper	100%	Arizona, USA	Copper
Yellowhead	100%	British Columbia	Copper/ Gold/ Silver
New Prosperity	100%	British Columbia	Copper/ Gold
Aley	100%	British Columbia	Niobium

The map below highlights the location of our mineral properties:

Figure 1: Location of Taseko's Properties

Gibraltar

Gibraltar produced 123 million pounds of copper and 1.2 million pounds of molybdenum in 2023. Gibraltar has an expected mine life of at least 21 years remaining based on Proven and Probable Sulphide Mineral Reserves of 645 million tons at a grade of 0.25% copper as of December 31, 2023.

Between 2006 and 2013, we invested over C$800 million to expand and modernize the mine and original ore concentrator, add a second ore concentrator and make other production improvements at the Gibraltar Mine. Following this period of investment and mine expansion, Gibraltar has achieved a stable level of operations with an ore processing capacity of 85,000 tons per day, which makes Gibraltar the second largest open pit copper mine in Canada.

Going forward, our focus is on continued stable operations at Gibraltar with further improvements to operating practices to reduce unit costs. Average annual copper production over the remaining mine life is expected to be approximately 130 million pounds.

Florence Copper

Florence Copper is currently under construction and first copper production is expected in the fourth quarter of 2025. The commercial operation at Florence Copper will have a production capacity of 85 million pounds of copper annually over a 22 year mine life, and is expected to be in the lowest quartile of producers on the global copper cost curve based on current construction and operating cost projections. Construction activities for the commercial facility have been ramping up in early 2024, following the issuance of the final UIC by the EPA in October 2023.

Florence Copper production will utilize an ISCR copper recovery process to produce a high-quality copper cathode. Since 2018, we have operated a PTF at the Florence Copper site which has successfully demonstrated the ISCR process. Over one million pounds of copper cathode were produced and sold from the PTF operation during its 18-month production phase, and the results of the PTF test work were incorporated into an updated technical report published in March 2023.

The Company acquired Florence Copper in 2014 for US$70 million and has invested over US$250 million in the project up to December 31, 2023. Based on the 2023 Florence Copper Technical Report, the remaining cost to complete construction of the commercial ISCR facility at Florence Copper is estimated to be approximately US$232 million (based on third quarter 2022 cost estimates).

As of December 31, 2023, the Company has available liquidity of $176 million (including cash and equivalents and an undrawn Credit Facility of US$60 million). The Company has also completed project financings and obtained commitments for an additional US$150 million to fund the construction of Florence Copper, including a US$50 million copper metal stream agreement with Mitsui & Co. (USA) ("Mitsui"), a US$50 million royalty with Taurus Mining Royalty Fund L.P. ("Taurus") registered on title and a credit commitment for a US$50 million first lien project debt facility from a commercial bank (with an accordion feature for an additional US$25 million). Details of our available liquidity and the committed financing facilities for Florence Copper are provided in the discussion below under "Description of Capital Structure - Indebtedness and Other Financing Arrangements - Florence Copper" and in our 2023 MD&A.

Other Development Projects

Our other development projects ("Other Development Projects") include the Yellowhead copper project (the "Yellowhead Copper Project"), the New Prosperity gold and copper project (the "New Prosperity Project") and the Aley niobium project (the "Aley Project").

The Company is preparing to advance the Yellowhead Copper Project into the environmental assessment process and is undertaking some additional engineering work in conjunction with ongoing engagement with local communities including First Nations.

The New Prosperity Project and Aley Project both represent longer-term growth options for the Company.

Business Strategy

Taseko's strategy strategy has been to grow the Company to become a North America focused multi-asset copper producer. We have utilized the cash flow from Gibraltar to acquire and develop a pipeline of projects, which we believe will generate long-term returns for shareholders. Our mineral projects are located in British Columbia and Arizona and are primarily focused on copper, but also contain other metals including molybdenum, silver, gold and niobium. Our main focus in the near term is successfully executing on the construction of Florence Copper.

Development of Taseko's Business Over the Past Three Years

The following is a summary of the development of Taseko's business over the last three financial years:

2021

During 2021, Gibraltar produced 112 million pounds of copper and 2 million pounds of molybdenum and realized an average copper price of US$4.31 per pound. With mining in Granite pit completed in 2020, the majority of ore was mined from the Pollyanna pit in 2021 along with waste stripping transitioning to the Gibraltar pit which will provide the majority of ore production in 2022.

In February 2021, the Company completed an offering of US$400 million aggregate principal amount of 7.0% Senior Secured Notes due February 15, 2026 ("2026 Secured Notes"). A majority of the proceeds were used to redeem the outstanding US$250 million 8.75% Senior Secured Notes due on June 15, 2022. The remaining proceeds, net of transaction costs, call premium and accrued interest, of approximately $167 million (US$131 million) were available for capital expenditures, including at Florence Copper and the Gibraltar Mine, working capital and for general corporate purposes.

In September 2021, Taseko's Harmony gold project ("Harmony"), an exploration stage gold property, was sold to JDS Gold Inc. ("JDS"). Taseko retained a 15% carried interest in JDS and a 2% net smelter return royalty on Harmony. Taseko also has the right to terminate the agreement and revert to 100% ownership of Harmony in the event JDS does not achieve certain project development milestones and an Initial Public Offering or other liquidity event within an agreed timeframe.

In October 2021, the Company signed a US$50 million revolving credit facility ("Credit Facility") which was arranged and fully underwritten by National Bank of Canada and is available for working capital and general corporate purposes.

In November 2021, the EPA provided the Company with an initial draft of the UIC permit for Florence Copper. Taseko's project technical team completed a review of the permit wording with no significant issues noted.

The Company ratified a new, long-term labour agreement with its unionized workforce at the Gibraltar Mine in November which is in place until May 31, 2024.

2022

During 2022, Gibraltar produced 97 million pounds of copper and 1.1 million pounds of molybdenum and realized an average copper price of US$3.96 per pound.

In March 2022, Taseko announced a new 706 million ton proven and probable sulphide reserve for the Gibraltar Mine, a 40% increase as of December 31, 2021. The new reserve estimate allows for a significant extension of the mine life to 23 years with total recoverable metal of 3.0 billion pounds of copper and 53 million pounds of molybdenum.

In August 2022, the EPA publicly issued a draft UIC permit for Florence Copper. On September 15, 2022, the EPA held a virtual public hearing for the draft UIC permit. Twenty-seven participants provided comments at the hearing, each supporting the project and calling for a final UIC permit to be issued. The EPA public comment period concluded on September 29, 2022, and over 98% of written comments were supportive of the project.

On December 20, 2022, Taseko signed agreements with Mitsui to form a strategic partnership to develop Florence Copper.

2023

During 2023, Gibraltar produced 123 million pounds of copper and 1.2 million pounds of molybdenum and realized an average copper price of US$3.84 per pound.

In February 2023, the Company entered into an agreement to extend the maturity date of the Credit Facility by an additional year to July 2026, and also increased the total Credit Facility size to US$80 million.

On March 15, 2023, Taseko acquired 50% of Cariboo increasing its effective interest from 75% to 87.5% in the Gibraltar Mine.

On March 30, 2023, Taseko filed a new technical report entitled "NI 43-101 Technical Report - Florence Copper Project, Pinal County, Arizona " dated March 30, 2023 on SEDAR+. The Florence Copper Technical Report was prepared in accordance with NI 43-101 and incorporates updated capital and operating costs for the commercial production facility and refinements made to the operating models, based on the PTF.

In September 2023, the EPA issued the final UIC permit for Florence Copper and the permit became effective on October 31, 2023. The Company now has all key permits in place and is commencing construction of the commercial production facility at Florence.

In the fourth quarter of 2023, the Company closed the first Florence Copper project debt facility with Banc of America for gross proceeds of US$25 million, secured against the SX/EW plant and other equipment. In October 2023, the Company received credit committee approval for a US$50 million senior secured debt facility from Société Générale. The proposed facility is subject to completion of definitive documentation and the satisfaction of conditions precedent. The proposed facility also contains a US$25 million uncommitted accordion feature which can be exercised by the Company in the future to increase the size of the facility to US$75 million if needed, subject to additional credit approval at that time.

Competitive Conditions

Copper prices are currently around US$4.00 per pound, compared to US$3.84 per pound as at December 31, 2023. Short-term volatility in copper prices is expected to continue in the near term due to macroeconomic uncertainty, geopolitical events and recessionary risks from higher interest rates which is causing a slowdown in industrial demand.

Electrification of transportation and the focus on government investment in construction and infrastructure including initiatives focused on the renewable energy, electrification and meeting net zero targets by 2050, are inherently copper intensive and supports higher copper prices in the longer term. According to S&P Global's copper market outlook report published in July 2022, titled 'The Future of Copper: Will the looming supply gap short-circuit the energy transition?', global demand for copper is projected to double from approximately 25 million metric tons today to roughly 50 million metric tons by 2035, a record high that will be sustained and continue to grow to 53 million metric tons by 2050, in order to achieve net-zero targets. All of these factors continue to provide unprecedented catalysts for higher copper prices in the future as new mine supply lags growth in copper demand.

Approximately 4% of the Company's revenue is made up of molybdenum sales. During the fourth quarter of 2023, the average molybdenum price was US$18.64 per pound. Molybdenum prices are currently around US$20 per pound. Molybdenum demand and prices have been driven by supply challenges at large South American copper mines that produce molybdenum as a by-product. Continued strong demand from the energy sector has boosted demand for alloyed steel products, as well as growing demand from the renewables and military sectors. The Company's sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of the Gibraltar Mine's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/U.S. dollar exchange rate can have a significant effect on the Company's financial results.

Environmental Protection Requirements

Taseko's mining and project development activities in Canada are subject to various levels of Canadian federal and British Columbia provincial laws and regulations relating to the protection of the environment. Similarly, Florence Copper is subject to various levels of U.S. federal and Arizona state laws and regulations relating to protection of the environment. All of the jurisdictions include requirements for closure and reclamation of mining properties as part of their regulatory framework.

Employees

The Company had the following employees and contractors as at December 31, 2023:

Location	Full-time Salaried	Hourly	Contractors
Vancouver, BC, Canada	29	-	1
McLeese Lake, BC, Canada	177	527	5
Florence, Arizona, USA	27	31	-
Total	233	558	6

We have a union agreement in place for our unionized employees at Gibraltar which expires in May 2024. If we are unable to renew this union agreement on acceptable terms when it becomes subject to renegotiation, we could experience a disruption of operations, higher labour costs or both. A lengthy strike or other labour disruption could have a material adverse effect on our business and results of operations.

Environment, Social and Governance

The safety, health and well-being of our workers and their families is of key importance to Taseko. Taseko places a high priority on the continuous improvement of performance in the areas of employee health and safety at the workplace and protection of the environment.

Our annual ESG report is available on the Company's website at www.tasekomines.com/esg/overview.

Taseko recognizes that responsible environmental management is critical to our success and has committed that it will:

  Consider the environmental impacts of its operations and take appropriate steps to prevent environmental pollution;
  Comply with relevant environmental legislation, regulations and corporate requirements;
  Integrate environmental policies, programs and practices into all activities;
  Ensure that all employees and service providers understand their environmental responsibilities and encourage dialogue on environmental issues;
  Develop, maintain and test emergency preparedness plans to ensure protection of the environment, employees and the public;
  Work with government and the public to develop effective and efficient measures to improve protection of the environment, based on sound science; and
  Maintain an environmental committee to review environmental performance, objectives and targets, and to ensure continued recognition of environmental issues as a high priority.

The same priority on health, safety, and environmental performance, as well as the methods and culture at Gibraltar are being implemented at Florence Copper as it commences construction.

We received an ESG rating of 'BBB' from MSCI.

Taseko's 2023 ESG report will be published in the second quarter of 2024.

Mineral Properties

Our material properties are Gibraltar and Florence Copper. Information regarding Gibraltar, Florence Copper and Yellowhead Copper Project is based on current technical reports available on SEDAR+, as updated by the Company's Vice President Engineering, Richard Weymark, P.Eng., MBA, (in respect of the Gibraltar Mine, Florence Copper, and Yellowhead Copper Project), Vice President Capital Projects, Robert Rotzinger, P.Eng. (in respect of Florence Copper) and Chief Operating Officer, Richard Tremblay, P. Eng., MBA, (in respect of Florence Copper).

Information on our properties as of a date subsequent to the date of the referenced technical reports as well as information regarding our other projects, the New Prosperity Project and the Aley Project, has been prepared by Richard Weymark.

Gibraltar Mine

Unless stated otherwise, information of a technical or scientific nature related to Gibraltar is summarized or extracted from a technical report entitled "Technical Report on the Mineral Reserve Update at the Gibraltar Mine" dated March 30, 2022 (the "Gibraltar Technical Report"), prepared under the supervision of Richard Weymark, P.Eng., MBA, filed on Taseko's profile at www.sedarplus.ca and updated with production and development results since that time. Mr. Weymark is employed by the Company as Vice President Engineering and is a Qualified Person as defined by Canadian securities regulatory instrument NI 43-101.

Project Description, Location, and Access

The Gibraltar open pit mine and related facilities are located 65 kms north of the City of Williams Lake and are centered at latitude 52o 30'N and longitude 122o 16'W in the Cariboo Mining Division. Williams Lake is approximately 590 kms north of Vancouver, British Columbia.

Access to the Gibraltar Mine from Williams Lake is 45 kms via Highway 97 to McLeese Lake, and then 20 kms by paved road to the mine site.

The Gibraltar Mine property consists of 252 tenures held as summarized in Table 1 below.

Table 1:  Mineral Tenures - Gibraltar Mine

Tenure Type	Number	Area (ha)
Leases	32	2,275
Claims	215	21,425
Optioned Claims	5	2,888
Total	252	26,588

There are 32 mining leases at the Gibraltar Mine which are valid until at least June 2027 as long as renewal fees, which are due on an annual basis, are paid. Rights to use the surface accompany each mining lease. There are 215 claims included in the Gibraltar property tenure package all of which are due to expire in August 2029 or later. It is intended that all leases and claims will be renewed prior to their renewal fees being due (in the case of the leases) and prior to their expiry (in the case of the claims).

There are several land parcels for which surface rights were purchased outright. There is one fee simple lot at the Gibraltar Mine on which the plant site is located and annual taxes are paid. In addition, the Gibraltar Mine holds three other land parcels.

In December 2020, Gibraltar Mines Ltd. entered into an option agreement, amended in May 2023, granting Gibraltar the exclusive right and option to acquire a 100% title and interest in five additional mineral claims covering 2,888 hectares which are located northeast of the Gibraltar Mine. In order to acquire a 100% interest in the five optioned mineral claims described above, Gibraltar Mines Ltd. is required to perform certain exploration activity on the claims and make cumulative payments of $270,000 by December 2025. Milestone payments of $200,000 are required upon completion of a NI 43-101 mineral resource and $500,000 in the event of a production decision on the relevant claims. Upon production from the claims, they are subject to a 2% NSR royalty which could be reduced to 0.5% NSR in exchange for a one-time payment of $3 million. None of the Gibraltar Mineral Resources and Reserves are contained within the optioned claims.

In 2017, Gibraltar entered into a silver stream with Osisko Gold Royalties Ltd. ("Osisko"), pursuant to which Gibraltar received an upfront cash deposit payment of US$33 million for 75% of Gibraltar's payable silver production until 5.9 million ounces have been delivered ("Osisko Silver Sale Agreement"). After that threshold has been met, 26.25% of all future payable silver production from Gibraltar would be delivered to Osisko. In addition to the initial deposit, Gibraltar received cash payments for silver sales to Osisko, based on a market-based price, up to US$2.75 per ounce. The Osisko Silver Sale Agreement does not impose any minimum delivery obligations.

On April 24, 2020, Gibraltar entered into an amendment to its silver stream with Osisko and received $8.5 million in exchange for reducing the delivery price of silver from US$2.75 per ounce to nil. On June 28, 2023, Gibraltar entered into a second amendment to its silver stream with Osisko and received $13.6 million in exchange for an increase of the payable silver from 75% to 87.5% and increasing the threshold delivery amount of silver from 5.9 million ounces up to 6,254,400 ounces. After that threshold has been met, 30.625% of all future payable silver production from Gibraltar will be delivered to Osisko.

As of December 31, 2023, Taseko has delivered 0.1 million ounces under the amended agreement to Osisko and expects to have delivered 6.25 million ounces by approximately 2044. The Gibraltar property is not subject to any other royalties, back-in rights, payments or encumbrances.

There are no significant factors or risks that might affect access, title or ability to perform work on the property.

History

In 1964, Gibraltar acquired a group of claims in the McLeese Lake area from Malabar Mining Co. Ltd.

Canadian Exploration Limited ("Canex"), at that time a wholly-owned subsidiary of Placer Development ("Placer"), and Duval Corporation ("Duval") had also been exploring on claims known as the Pollyanna Group which they had acquired adjacent to Gibraltar's claims. In 1969 Canex and Duval optioned the Gibraltar property. In 1970 Canex acquired Duval's remaining interest to hold both properties.

Placer began construction of the mine in October 1970. The concentrator commenced production in March 1972 and was fully operational by April 1972. A cathode copper plant with an annual capacity of 10 million pounds of market-ready copper metal began operation in October 1986.

In October 1996, Westmin Resources Limited ("Westmin") acquired 100% control of Gibraltar and in December 1997, Boliden Westmin (Canada) Limited ("Boliden") acquired Westmin. In March 1998, Boliden announced that it would cease mining operations at the Gibraltar Mine at the end of 1998.

In July 1999, Taseko's subsidiary, Gibraltar Mines Ltd., purchased the Gibraltar Mine assets from Boliden and certain of its affiliates, including all mineral interests, mining and processing equipment and facilities, and assumed responsibility for reclamation obligations.

From 1999 to 2004, Taseko geologists and engineers sought to better define known resources and explored for additional mineralized material. The on-site staff completed on-going reclamation work and maintained the Gibraltar Mine for re-start. Operating and environmental permits were kept in good standing. The mine re-opened in October 2004.

Gibraltar has been owned and operated as an unincorporated joint venture between Taseko and Cariboo since March 31, 2010. The Company's wholly-owned subsidiary, Gibraltar Mines Ltd. and Cariboo hold 75% and 25% beneficial interests in the Joint Venture, respectively.

Gibraltar increased design mill capacity to 55,000 tons per day ("tpd") in 2011. Gibraltar further increased design mill capacity to 85,000 tpd in 2013 through installation of a complete independent second concentrator and a stand-alone molybdenum separation plant.

Total production since 1972 is 765 million tons of ore producing 3,795 million pounds of copper in concentrate, 102 million pounds of cathode copper and 47 million pounds of molybdenum.

Geological Setting, Mineralization, and Deposit Types

The Gibraltar open pit mine is a calc-alkalic porphyry copper-molybdenum deposit entirely hosted by the Late Triassic Granite Mountain batholith, a component of the Quesnel volcanic arc terrane. The Granite Mountain batholith is a composite body consisting of three major phases: Border Phase diorite, Mine Phase tonalite, and Granite Mountain trondhjemite. Mineralization occurs predominantly in the Mine Phase tonalite. Contacts between the major phases are gradational over widths ranging from two metres to several hundred metres.

There are currently five defined mineralized zones on the Gibraltar Mine property. They are the Granite, Pollyanna, Connector, Gibraltar, and Extension zones. They occur in a broad zone of shearing and alteration.

Two major ore structure orientations have been recognized; the Sunset and Granite Creek systems. Ore host structures of the Sunset system are mainly shear zones, with minor development of stockworks and associated foliation lamellae whereas oriented stockworks with associated pervasive foliation lamellae predominate in the Granite Creek system.

Copper ore at Gibraltar typically occurs in potassic and ankerites hydrothermal mineral assemblages, as predominantly disseminated and vein-hosted chalcopyrite mineralization. Pyrite and chalcopyrite are the principal primary sulphide minerals. Small concentrations of other sulphides are present in the Gibraltar ores with molybdenite being a minor but economically important associate of chalcopyrite in the Pollyanna, Granite, and Connector deposits.

Exploration

A property-scale Induced Polarization ("IP") geophysical survey was designed and initiated in August 2000. Field activities included 237 kms of line cutting and some 220 kms of IP survey. Several deposit scale anomalies external to current reserves were identified and drill tested in 2003.

In 2011, Gibraltar Mines Ltd. had an airborne Z-Axis Tipper electromagnetic and magnetic ("ZTEM") survey flown over its then existing claims surrounding the Gibraltar Mine. A total of some 690 line kms of ZTEM data was collected.

In 2015, a ground magnetometer survey was performed over 36.6 line kms on four mineral claims.

In 2017, two geophysical surveys were conducted over the Gibraltar NW area by Walcott & Associates. The first consisted of an airborne magnetics survey flown over the property. The survey covered a total of 346 line-km flown along northeast orientated lines at 100 m spacings. The second survey consisted of a ground IP survey that covered a total of 41.5 line-km along 11 northeasterly orientated lines with spacing between 200 and 400 metres. The collected data was used to target a diamond drill program which consisted of two exploration diamond drill holes totaling 3,941 ft (1,201.4 m) in the area northwest of the current Extension Resource.

In 2021, a program targeting the porphyry core with deep-penetrating geophysical surveys was conducted using 23.7 line-km of IP and 27.1 km of magnetotelluric surveys on four lines. The survey was extended with 19.7 line-km on four lines of follow-up IP to better define anomalies in the Copper King North area for the purpose of drill targeting. This program was augmented by the collection of 1,201 soil samples on a 400 m by 50 m grid. Six exploration drill holes were also completed in 2021 three holes in the CKN area on geophysical and geochemical anomalies, two holes in the Gunn area, and one hole in the 98 Oxide area, for a total of 7,998 feet.

In 2022, a 122 line-km ground IP geophysical survey was conducted over forty-seven (47) lines to fill in gaps of previous IP surveys. 3D inversions of this survey and previous geophysical surveys were used to target (4) holes totaling 3,164 ft at the Cuisson Lake, Southeast (SE) and Gunn Zone targets.

In 2023, two (2) diamond drill holes totaling 2,976 ft were completed at the Gunn Zone target to test conductivity-chargeability anomalies the southeast margin of the Gibraltar Mine. In addition, a 12-line-km ground induced polarization (IP) geophysical survey was conducted at the CKN target, along with a 13 km2 drone lidar survey and a two-day geological mapping and rock sampling program. The CKN exploration activities were focused on characterizing three intrusive phases belonging to the Burgess Creek Intrusive Complex.

Drilling

Extensive drilling has taken place on the Gibraltar Mine property in 49 of the last 57 years totaling 1.5 million feet in 2,526 holes. The sampling and assaying component of this drilling provide critical support for the mineral resource and reserve estimates. In addition, drilling provides significant geological, geotechnical, hydrological and metallurgical information for planning and is important for mine production and water management. Overall drill core recovery at Gibraltar is typically very good and averages 96%.

Taseko geologists and engineers have sought to better define known resources and explore for additional mineralized material. Since 1999, 929 core holes totalling 0.8 million feet have been drilled. The main goals of the drilling programs were (1) to collect high-quality geological, geotechnical and assay data, (2) to improve the geological understanding of the ore body, and (3) to increase the drill density within and confidence level of the resource model.

From mid-1999 to mine restart in 2004, 223 holes and 118,874 feet of drilling were added to the mine database. A core drilling program for pit definition for the Granite and Connector deposits and property exploration at the 98 Oxide Zone was carried out between September and November 2005. A further drilling program carried out in 2006 was designed to define the mineral resources between the existing pits by tying together the extensive mineralization zones, and to test for additional mineralization at depth.

The 2007 program tested a number of targets to define further mineralization, provided definition drilling in the Pollyanna-Granite saddle zone and Granite West areas and included condemnation drilling for the proposed extensions of both the #5 and #6 Dump footprints. The targets for further mineralization were south Gibraltar, north Pollyanna IP anomaly and the Gunn Zone.

The 2008 exploration program was conducted on the southern and eastern margins of the Gibraltar pit and northwest of the Gibraltar West pit. The objective was to upgrade identified inferred resources to indicated or measured categories through "in-fill" drilling. Holes drilled in the Gibraltar West pit area were incorporated into the 2008 reserve estimate for the new Gibraltar Extension Pit.

The 2010 program was conducted on the northern and western margins of the Gibraltar Pit, and one hole on the southwest margin. The objective was to define the ultimate limit of the Gibraltar Pit to the north and west and the 2010 drilling program successfully met this objective. A total of 28,129 feet was drilled in 34 drill holes in 2010.

The 2011 program was aimed at identifying mineralization down-dip of the Gibraltar and Granite deposits. A total of 12,229 feet were drilled in 5 holes. A deep zone of anomalous copper and molybdenum mineralization was encountered in drill-hole 2011-003. It extends from approximately 2,600 to 3,700 feet and consists of intermittent intercepts grading up to 1.3% total copper ("TCu") and 0.4% molybdenum.

In 2013, two drill programs were completed, one in the summer and the other in the fall.  Both programs targeted the projected mineralization south of the current Granite Pit. A total of 38,093 feet in 33 holes were drilled between the two programs.

In early spring of 2014, a resource drill program commenced targeting the Connector pit and the area between Gibraltar East and Granite Pit. A geotechnical drill program was undertaken at the same time. Between the two programs a total of 38 holes were drilled with a cumulative length of 37,456 feet.

In late 2015, one exploration drill hole was drilled to expand the current known mineralization northwest of the Extension deposit. A significant interval of copper was encountered at above reserve grade in this 2,507 foot long hole. This work indicated that mineralization to the west, northwest and at depth in this area is open and that more drilling is needed to confirm if the Extension pit can be expanded to include this material.

In 2016, two drill programs were completed. The first program targeted the conversion of resource material from inferred to measured/indicated at the Granite and Pollyanna deposits. This reserve definition program totaled 35 holes with a cumulative length of 29,342 feet. The second program was an exploration program that targeted the extension of the mineralization discovered in the 2015 exploration hole. Drilling totaled 14,432 feet in 7 holes. The preliminary exploration results were positive with the best results received from the northwestern most hole.

In 2017, two drill programs were completed. The first program targeted the conversion of resource material from inferred to measured/indicated at the Granite, Pollyanna and Connector deposits. This reserve definition program totaled 38 holes with a cumulative length of 38,821 feet. The second program was an exploration program that targeted Extension area mineralization discovered in the 2015/2016 exploration drilling with 4 holes with a cumulative length of 7,996 feet. This program had 2 phases: two holes (4,055 feet) drilled between January 4, 2017 and February 14, 2017 and two holes (3,941 feet) drilled between September 15, 2017 and October 3, 2017. The exploration results of the 2016 and 2017 drilling expanded the known mineralization to the west, northwest and at depth. Mineralization in these areas is open in these directions, and further drilling is required to prove up its extents.

In 2019, a single 1,327 foot drill hole targeting a deeper zone below the Granite pit was completed with the purpose of upgrading and expanding inferred resources to measured/indicated below the Granite pit. The results received confirmed the presence of mineralization that remains open at depth to the southwest.

In 2020, 12 core holes were drilled, including five monitoring wells, in and around the perimeter of the active Gibraltar and Pollyanna mining areas, for a total of 12,234 feet.

Sixteen core holes were drilled in 2021, including ten holes totaling 10,280 feet in and around the perimeter of active mining areas. Six exploration drill holes were also completed in the 2021 program; three holes in the CKN area on geophysical and geochemical anomalies, two holes in the Gunn area, and one hole in the 98 Oxide area, for a total of 7,998 feet. Results of these holes are discussed in the Gibraltar Technical Report.

In 2022, four (4) exploration drill holes totaling 3,164 ft were completed to test magnetic-conductive anomalies at three targets surrounding the Gibraltar Mine, including the Cuisson Lake Zone, Southeast Zone and Gunn Zone. In addition, an infill drilling program consisting of 22 holes totaling 14,511 ft was carried at the Gibraltar Mine, where 9,389 ft were drilled at the Connector pit and 5,122 ft at the Gibraltar pit. In addition, three water monitoring wells totaling 3,200 ft were drilled at the Pollyanna and Gibraltar pits.

In 2023, two (2) exploration drill holes totaling 2,976 ft were completed at the Gunn Zone target. In addition, an infill drill program consisting of 24 holes totaling 17,015 ft was completed at the Gibraltar Mine, where 13 holes totalling 11,535 feet were diamond drill core samples and 11 were rotary air blast (RAB) holes totaling 5,480 feet.

Sampling, Analysis, and Data Verification

Over 143,000 samples have been taken for total copper analysis from drilling at Gibraltar since 1965. About 93% of these samples were also assayed for molybdenum, 50% for acid soluble copper, 7% for Cyanide soluble copper, 51% for acid soluble iron, 37% for multi-element inductively coupled plasma ("ICP") and 37% for gold. Essentially all rock drilled and recovered is sampled in 10 ft intervals. Unconsolidated overburden material, where it exists, is generally not recovered by core drilling and therefore not usually sampled.

From discovery in 1965 through mine start-up in 1971, and since mine re-start in 2004, 89% of the assays on exploration drill samples have been performed by reputable, independent third party analytical laboratories. Mine laboratory personnel performed all exploration drill core sample analyses from 1979 to 1998 and in 2003, and on all rotary air blast percussion holes drilled between 2009 and 2023.

Well-documented sample preparation, security and analytical procedures used on the Gibraltar drill programs since 1999 have been carried out in an appropriate manner consistent with common industry practice. The results are supported by many years of mine production. A significant amount of due diligence and analytical quality assurance and quality control ("QA/QC") for copper and molybdenum has been completed on the samples that were used in the current mineral resource/reserve estimate. No significant factors of drilling, sampling, or recovery that impact the accuracy and reliability of the analytical results were observed. The quality of the work performed on the digital database provides confidence that it is of good quality and acceptable for use in geological and resource modeling of the Gibraltar deposits.

The survey accuracy of the Gibraltar drill holes is acceptable, and they have been used to guide mining activities for many years. Details of sample preparation, assay laboratories, security, and data verification used in the Gibraltar drill hole sampling and analytical programs is documented in the Gibraltar Technical Report. Sample preparation, security and data verification protocols since the Gibraltar Technical Report continue to apply these same robust procedures including the use of included control samples for QA/QC monitoring.

Mineral Processing and Metallurgical Testing

Sulphide ore from the Gibraltar deposits has been processed on-site since 1972 and run of mine oxide ore has been leached since 1986. The current mineral reserves are contained within zones which have been significantly mined, with the exception of the Extension Zone. Metallurgical testing associated with the Extension Zone returned results consistent with the rest of the mineralized zones.

The basis for predictions of copper concentrate flotation recovery is plant performance data from both of the existing concentrators based on sulphide and oxide content. Copper recovery is expected to average 85% over the remaining operating period of the reserves.

Predictions of recoverable pounds of molybdenum from the reserve have been informed by historic test work and plant production data. The overall molybdenum recovery is predicted to be 50% for the remaining reserves.

The basis of the predictions of copper cathode produced from heap leaching and subsequent solvent extraction is based on an economic assessment of recoverable copper using a kinetic leach curve developed from historic production data in conjunction with the copper oxide ore release schedule from the mine plan. It is predicted that approximately 50% of placed oxide copper mass in the reserve is economically recoverable to cathode.

Mineral Resource and Mineral Reserve Estimates

The Gibraltar Mine mineral resources and reserves as of December 31, 2021 are documented in the Gibraltar Technical Report and have been depleted to reflect mining in 2022 and 2023.

The reserve estimate uses long-term metal prices of US$3.05/lb for copper and US$12.00/lb for molybdenum and a foreign exchange rate of C$1.00=US$0.80.

The proven and probable sulphide reserves as of December 31, 2023, are tabulated in Table 2 below.

Table 2: Gibraltar Mine Sulphide Mineral Reserves as of December 31, 2023 at 0.15% Copper Cut-off

Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Pollyanna	Proven	91	0.24	0.008
	Probable	26	0.21	0.007
	Subtotal	117	0.23	0.008
Connector	Proven	158	0.25	0.010
	Probable	7	0.22	0.007
	Subtotal	165	0.25	0.010
Gibraltar	Proven	126	0.25	0.009
	Probable	134	0.23	0.008
	Subtotal	260	0.24	0.009
Extension	Proven	84	0.31	0.002
	Probable	8	0.25	0.002
	Subtotal	92	0.31	0.002
Ore Stockpiles		11	0.18	0.005
Total		645	0.25	0.008

(1) Mineral Reserves follow CIM Definition Standards for Mineral Resources and Mineral Reserves (2014).

(2) Sulphide Mineral Reserves are exclusive of Oxide Mineral Reserves and are contained within Mineral Resources.

(3) Mineral Reserves are assumed to be extracted using open pit mining methods and are based on US$3.05/lb Cu price, US$12.00/lb Mo price, exchange rate of US$0.80=C$1.00, metallurgical recoveries of 85% TCu and 40% Mo for sulphide ore and 50% ASCu for oxide ore.

(4) A tonnage factor of 12ft3/ton has been applied for rock and 15ft3/ton for overburden and fill.

(5) Additional information regarding data verification, exploration information, known legal, political, environmental or other risks can be found in the report entitled "Technical Report on the Mineral Reserve Update at the Gibraltar Mine, British Columbia, Canada" issued March 30, 2022 with an effective date of March 15, 2022 which is available on SEDAR+. The Gibraltar Technical Report was prepared under the supervision of Richard Weymark, P. Eng., MBA. Vice President, Engineering of Taseko and a Qualified Person as defined by NI 43-101.

(6) Numbers may not add due to rounding.

There are also oxide reserves as shown in Table 3 below.  These oxide reserves as of December 31, 2023 are in addition to the sulphide reserves stated in Table 2.

Table 3: Gibraltar Mine - Oxide Mineral Reserves as of December 31, 2023 at 0.10% ASCu Cut-off

Pit	Category	Tons (millions)	ASCu (%)
Connector	Proven	1	0.14
	Probable	9	0.14
	Subtotal	9	0.14
Gibraltar	Proven	0	0.15
	Probable	1	0.18
	Subtotal	1	0.17
Ore Stockpiles		7	0.16
Total		18	0.15

(1) Mineral Reserves follow CIM Definition Standards for Mineral Resources and Mineral Reserves (2014).

(2) Oxide Mineral Reserves are exclusive of Sulphide Mineral Reserves and are contained within Mineral Resources.

(3) Mineral Reserves are assumed to be extracted using open pit mining methods and are based on US$3.05/lb Cu price, US$12.00/lb Mo price, exchange rate of US$0.80=C$1.00, metallurgical recoveries of 85% TCu and 40% Mo for sulphide ore and 50% ASCu for oxide ore.

(4) A tonnage factor of 12ft3/ton has been applied for rock and 15ft3/ton for overburden and fill.

(5) Additional information regarding data verification, exploration information, known legal, political, environmental or other risks can be found in the report entitled "Technical Report on the Mineral Reserve Update at the Gibraltar Mine, British Columbia, Canada" issued March 30, 2022 with an effective date of March 15, 2022 which is available on SEDAR+. The Gibraltar Technical Report was prepared under the supervision of Richard Weymark, P.Eng., MBA. Vice President, Engineering of Taseko and a Qualified Person as defined by NI 43-101.

(6) Numbers may not add due to rounding.

The resource estimate uses long-term metal prices of US$3.50/lb for copper and US$14.00/lb for molybdenum and a foreign exchange rate of C$1.00=US$0.80.

The mineral reserves stated in Table 2 and Table 3 above are contained within the mineral resources as of December 31, 2023 in Table 4 below:

Table 4: Gibraltar Mine Mineral Resources as of December 31, 2023 at 0.15% Copper Cut-off

Category	Tons (millions)	Cu (%)	Mo (%)
Measured	790	0.25	0.008
Indicated	353	0.23	0.007
Total (M&I)	1,143	0.25	0.007
Inferred	75	0.22	0.004

(1) Mineral Resources follow CIM Definition Standards for Mineral Resources and Mineral Reserves (2014).

(2) Mineral Resources are reported inclusive of Mineral Reserves.

(3) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4) The Mineral Resource has been confined by a "reasonable prospects of eventual economic extraction" pit using the following assumptions: Cu price of US$3.50/lb, Mo price of US$14.00/lb, Exchange rate of US$0.80=C$1.00, metallurgical recoveries of 85% for Cu and 40% for Mo.

(5) A tonnage factor of 12ft3/ton has been applied for rock and 15ft3/ton for overburden and fill.

(6) Additional information regarding data verification, exploration information, known legal, political, environmental or other risks can be found in the report entitled "Technical Report on the Mineral Reserve Update at the Gibraltar Mine, British Columbia, Canada" issued March 30, 2022 with an effective date of March 15, 2022 which is available on SEDAR+. The Gibraltar Technical Report was prepared under the supervision of Richard Weymark, P.Eng., MBA. Vice President, Engineering of Taseko and a Qualified Person as defined by NI 43-101.

(7) Numbers may not add due to rounding.

The mineral resource and reserve estimations were completed by Taseko and Gibraltar Mine staff under the supervision of Richard Weymark, P.Eng., MBA, Vice President Engineering, a Qualified Person under NI 43-101 and the author of the Gibraltar Technical Report. Mr. Weymark has verified the methods used to determine grade and tonnage in the geological model, reviewed the long-range mine plan, and directed the updated economic evaluation.

Mining Operations

The Gibraltar Mine is a typical open pit operation that utilizes drilling, blasting, cable shovel loading and large-scale truck hauling to excavate rock. The Gibraltar Mine is planned for excavation of sulphide mineralized material of sufficient grade that it can be economically mined, crushed, ground and processed to a saleable product by froth flotation.

A small amount of rock containing oxide mineralization is present at Gibraltar Mine that can be leached with a highly diluted sulphuric acid, which is naturally assisted by bacterial action, and the resultant copper sulphate solution can be processed to cathode copper in the SX/EW plant.

The strip ratio over the remaining 21 year operating period of the reserve will average 2.4:1. Strip ratio refers to the ratio of the amount of waste material required to be mined in order to extract a unit of ore. The strip ratio will vary and be managed over the course of the mine life based on exchange rates, commodity prices, and grade distribution during annual and mid-range mine planning process to optimize the economic performance of the operation.

Processing and Recovery Operations

The processing facilities at the Gibraltar Mine consist of two separate bulk sulphide concentrators, a dedicated molybdenum flotation plant, and a series of leach piles which feed a SX/EW facility.

Run of mine ore is fed to the two sulphide concentrators in parallel at a combined design rate of approximately 85,000 tpd. These two bulk concentrators, while differing in size, follow the same process path. Ore is fed to primary crushing with the product reporting to a closed circuit SAG/Ball comminution stage.  Ground ore is processed through a rougher flotation stage. Tailings from the rougher flotation stage are pumped to a storage facility, while the concentrate is reground and processed through two further cleaner flotation stages. Final bulk concentrate contains both copper and molybdenum values.

The bulk concentrate from both facilities is combined and processed through a single molybdenum flotation plant. The bulk concentrate is floated in a rougher stage which depresses the copper values and selectively recovers molybdenum. The underflow from this plant is the site's final copper concentrate. This copper concentrate is dewatered and shipped in bulk to market. The rougher concentrate is reground and processed through two further cleaner flotation stages. Molybdenum final concentrate from this plant is dewatered and bagged, and subsequently shipped to market. The molybdenum flotation plant was restarted in September 2016 after being idled in July 2015 during period of low molybdenum prices.

Oxide ore from the mine is delivered to oxide leach dumps. The SX/EW plant is designed to extract copper from the pregnant leach solutions ("PLS") collected from the site's leach dumps. Acidic solution is passed through the leach pile and extracts copper in the form of copper ions in this PLS. This copper laden solution is delivered to the SX/EW plant via collection ditches, ponds and pumps where required. The process takes PLS and selectively extracts the copper ions in solvent extraction mixer-settlers. The copper is transferred from this acid solution to an organic phase and finally to a clean electrolyte. The electrolyte is filtered and heated before being passed through the electrowinning cells where the copper is plated out on stainless steel cathodes. The resultant high quality cathode copper is bundled and sold. The barren solution leaving the plant, raffinate, is pumped back to leach additional copper from the leach piles. The SX/EW facility has been placed in care and maintenance since 2015 due to depleted leach dumps and limited fresh oxide ore feed from the mining activity. The plant will be restarted in 2026 when sufficient oxide ore is mined to justify its operation.

Gibraltar's copper concentrate has a nominal 28.5% copper grade and includes silver as a by-product with no significant deleterious elements. Gibraltar's molybdenum concentrate has a nominal grade of 48% molybdenum and 3.0% copper. Gibraltar's copper cathode is nominally 99.9%+ pure copper.

Infrastructure, Permitting and Compliance Activities

The Canadian National Railway ("CN") has rail service to facilitate the shipping of copper concentrates to Vancouver Wharves, owned and operated by PKM Canada Marine Terminal LP (or "Pembina") in North Vancouver, British Columbia. The Company operates the concentrate rail load-out facility on the CN rail line at Macalister, 26 kms from the mine site. Gibraltar owns the buildings and a portion of the land upon which the siding is located and has an agreement in place for the use of CN-owned siding materials.

Electricity is obtained from BC Hydro. Natural gas is provided by Fortis BC. The communities of Williams Lake and Quesnel are sufficiently close to the site to supply goods, services, and personnel to the Gibraltar Mine. Fresh water for the mine site is obtained from a set of wells on the Gibraltar Mine property. Process facilities operate using reclaimed water from the existing tailings storage facility.

Crusher 1, the in-pit primary crusher feeding Concentrator 1, will be relocated in 2024 to allow subsequent mining of the Connector Pit. Engineering and design work for the crusher move are complete and construction activities to support relocation of the crusher are underway. Construction of the support civil, structural, mechanical, and electrical systems will be completed by mid-2024 with the relocation of the crusher itself scheduled to occur in the second quarter of that year to coincide with an extended Concentrator #1 maintenance shutdown.

Tailings will continue to be deposited in the Tailings Storage Facility ("TSF") located approximately 3.5 kms north of the plant site through 2038. Starting in 2039 tailings will be deposited in the mined-out Gibraltar and Extension pits.

In 2023, transfer of all excess water previously stored in the Gibraltar Pit to the mined-out Granite Pit was successfully completed, providing the required access to complete mine development of the Gibraltar pit. Concurrently, successful implementation of an in-situ biological nitrate treatment within the TSF enabled permitted discharge to the Fraser River to recommence in the third quarter of 2023. In addition, permits for a water treatment plant which will enhance the site's water management flexibility have been received. Construction of the water treatment plan is planned for 2025.

Gibraltar Mine operates under Mines Act Permit M-40 issued by the Ministry of Energy, Mines and Low Carbon Innovation ("EMLI"). Environmental protection programs at the mine are regulated through effluent permit PE-416 and air permit PA-1595, both of which are administered under the BC Environmental Management Act.

Amendments to the above permits will be required for proposed pit, waste rock storage facility and TSF expansions as well as in-pit tailings deposition. Approvals will also be required for route changes to the site access road and a utility corridor containing several individual utility lines.

Capital and Operating Costs

As the majority of the mine's facilities are in place and operating, the only capital requirements are for:

  Purchasing additional mining equipment in 2025 and 2029;
  Restarting the SX/EW plant in 2026;
  Completing the in-pit primary crusher and mine area electrical substation relocations to outside of the planned Connector Pit in 2024;
  Relocating a portion of the mine access road and utility services that run through the planned Gibraltar and Extension Pits in 2031 and 2032;
  Ongoing TSF construction activities through 2038 and establishment of in-pit tailings deposition in 2039;
  Water management costs and upgrades including construction of a water treatment plant by mid-2025 and expansion of the surface water management infrastructure in 2026 and 2032; and
  General sustaining capital to maintain the integrity of the mining and processing equipment.

The total anticipated site capital requirements over the next 21 years are summarized in Table 5.

Table 5: Capital Cost Summary

Area	Total Capital (in millions $)
Major Mining Equipment	26
Process Improvements	5
Crusher & Substation Relocation	6
Road & Utility Realignment	24
Tailings	133
Water Management & Treatment	33
General Sustaining	585
Total	812
(1) Totals may not add due to rounding.

Average estimated per unit operating costs over the next 21 years are summarized in Table 6:

Table 6: Site Operating Cost Summary

Operating Category	Life of Mine Cost ($)
Mine cost/ton milled	6.03
Processing cost/ton milled	4.54
General and Admin cost/ton milled	1.00
Total Operating cost/ton milled	11.57
(1) Totals may not add due to rounding.

The basis for capital and operating cost estimates is documented in the Gibraltar Technical Report.

Exploration, Development, and Production

Gibraltar has a number of continuous improvement initiatives underway with focus areas that include improving productivity of the mining and processing equipment, improving the efficiency of the various unit operations and reducing operating costs.

Florence Copper

Unless stated otherwise, the information of a technical or scientific nature related to Florence Copper contained in this AIF is summarized or extracted from the technical report entitled "NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona" dated March 30, 2023 which has an effective date of March 15, 2023 (the "Florence Copper Technical Report"), prepared under the supervision of Richard Tremblay, P. Eng., MBA, Richard Weymark, P. Eng., MBA, and Robert Rotzinger, P. Eng., filed on Taseko's profile at www.sedarplus.ca. Mr. Tremblay is employed by the Company as Chief Operating Officer, Mr. Weymark as Vice President Engineering and Mr. Rotzinger as Vice President Capital Projects.  All three are Qualified Persons as defined by Canadian securities regulatory instrument NI 43-101.

Project Description, Location and Access

Florence Copper presents a unique opportunity to construct a commercial scale ISCR facility that has low initial capital and operating costs, less environmental impact than a traditional open pit mine and is located in a secure mining friendly jurisdiction.

Florence Copper is located in the Town of Florence, Pinal County, Arizona at latitude 33° 02' 49" North and longitude 111° 25' 48" West and is approximately equidistant (~ 65 miles) from Tucson and Phoenix, which are connected by Interstate 10 (I-10). The site entrance is 14 miles by paved highway from Interstate 10 or US Route 60 and can be accessed from the center of the Town of Florence via 4 miles of paved highway (AZ Route 79 and Hunt Highway).

The property consists of two land parcels: 1,145 acres held in fee simple ownership, and 160 acres of Arizona State Trust Lands through Arizona State Mineral Lease 11-26500. Florence Copper pays annual property taxes on the private land parcels and pays annual lease payments to the Arizona State Land Department.

Florence Copper holds the mineral rights within the resource area and as at December 31, 2023 the property had three royalty agreements in place:

a) State of Arizona - Under the Arizona State Mineral Lease 11-26500 with the State of Arizona, the land included within the lease is subject to a mineral royalty payable to the State of Arizona. It consists of a percentage of the gross value of the minerals produced, which percentage cannot be less than 2% nor more than 8%. The royalty percentage between these limits is calculated according to a monthly "Copper Index Price" on a sliding scale which is established annually based on monthly copper prices for the trailing 60-month period and the predicted future cost of production from the lands covered by the Lease.

b) Conoco Inc. ("Conoco") - Florence and Conoco entered into a Royalty Deed and Agreement as of July 15, 1992, pursuant to which Florence granted a royalty interest in minerals produced from the property equal to a 3% "Net Returns" royalty applicable to the entire property. This royalty is subordinate to royalties paid to third parties, but even where such royalties exist, the royalty created will not be less than 2% of "Net Returns." "Net Returns" is defined as the "Gross Value" received by the grantor less all expenses incurred by the grantor with respect to such minerals after they leave the property. While the royalty runs with the property, as a perpetual royalty, Conoco does not have any ownership rights in the properties.

c) BHP Copper Inc. ("BHP") - Florence and BHP entered into a Net Profits Royalty Deed as of December 7, 2001, pursuant to which Florence quit claimed to BHP a 2.5% net profits interest royalty applicable to the entire property excluding the land included within the lease. "Net profits" is defined as net proceeds and revenues received from the sale of product plus insurance proceeds, government grants and tax refunds, less all exploration, development and operating costs. Under the Net Profits Royalty Deed, BHP has a contractual royalty right but no right to the properties, though the royalty interest runs with the properties, including any assigns or subsequent owners of the properties and constitutes an encumbrance thereon.

In the first quarter of 2024, Florence Copper closed a copper stream and a royalty as follows:

a) Under a copper purchase agreement dated December 19, 2022 and which first funding received on January 26, 2024, Florence is obligated to deliver to Mitsui 2.67% of the copper metal produced at Florence Copper in exchange for deposits totalling US$50 million to fund project construction and ongoing payment of a delivery price equal to 25% of the market price of copper delivered under the contract. For further information, refer to Mitsui Copper Stream Agreement.

b) On January 15, 2024, the Company signed definitive agreements with Taurus pursuant to which it received US$50 million from Taurus in exchange for a perpetual gross revenue royalty interest in Florence Copper. The royalty rate is initially 1.95% of the gross revenue from the sale of all copper from Florence Copper for the life of the mine. The royalty rate is subject to automatic ratchet adjustments depending on when the completion of Florence Copper occurs. Proceeds from the transaction are available to Florence Copper to fund the construction and development of the commercial production facility. The royalty is registered on title and is unsecured.

Although there are some limited environmental liabilities on the project site relating to historical mining and exploration activities conducted by previous owners, as well as Florence Copper's PTF operations, these are managed by the Company and do not pose a risk to access, title or the ability to perform work on the project.

The patented land portion of the project was subject of a legal non-conforming use litigation which was decided in the Company's favour.

History

The earliest known exploration activity in the Florence Copper area was conducted by ASARCO. ASARCO drilled three exploration holes to the west of Poston Butte which did not intersect significant mineralization and the majority of the land leases and permits held by ASARCO were subsequently dropped.

After signing land options, Conoco Inc. ("Conoco") started drilling on the property in March 1970. The first drill hole, located on the southwest flank of Poston Butte, encountered oxide/silicate copper and supergene enriched copper mineralization. Conoco continued their drilling program and ultimately determined that there was sufficient mineralization in the area to warrant a systematic multi-hole exploration program and engineering studies to assess the economic feasibility of the property. Conoco's work to define the mineral system and project included extensive exploration and definition drilling as well as development of a pilot mine. Between 1969 and 1975, Conoco geologists delineated an extensive, porphyry copper system south-southwest of Poston Butte. The delineation was based on 605,857 feet of exploration and development drilling in 659 holes. Development drilling ceased in 1975 and the project became dormant.

The property remained idle from 1975 until July 1992 when Magma Copper Company ("Magma") acquired the property from Conoco. Magma initiated a Pre-Feasibility Study in January 1993 to verify the previous work and to determine the most effective technology for extracting copper from the deposit. As part of this study an additional 23 holes were drilled to verify the accuracy or consistency of the Conoco data, 12 holes were drilled to assess material properties (pumping tests), and two large-diameter (6-inch) holes were drilled to obtain bulk samples for metallurgical testing. The Pre-Feasibility Study was completed in January 1995 with the addition of 30 new core holes and 12 pump and observation wells. Magma began work on a Feasibility Study for the project shortly thereafter.

In January 1996, BHP Copper Inc. ("BHP") acquired Magma. Work on the Feasibility Study continued through the acquisition. As of May 31, 1997, the study had completed drilling 112 new boreholes including 45 core holes for resource estimation and metallurgical testing purposes and 67 holes drilled into the deposit and surrounding area to serve as groundwater pumping, observation, and monitoring wells. In 1998, BHP conducted a 90-day field optimization ISCR test to gather copper recovery and other technical data to inform a final Feasibility Study. The outcome of the field test confirmed that production wells could be efficiently installed into the mineralized zone, hydraulic control of the injected process solutions could be documented and maintained, and that the ISCR method was the preferred method. After the completion of the BHP field test, the project was idled due to a period of low metal prices. The BHP test also confirmed that the wellfield could be efficiently rinsed and monitoring of the wellfield has continued post-closure.

BHP conveyed the land constituting the Florence Copper site to Florence Copper Inc. in May 2000. BHP's Florence Copper Inc. was then sold to Merrill Mining LLC of Atlanta, Georgia, effective in December 2001. In the years between 2002 and 2009 the ownership of the private property passed through a number of companies including Roadrunner Resorts LLC, WHM Merrill Ranch Investments LLC, the Peoples Bank, and Merrill Ranch Properties. Ownership of Arizona State Mineral Lease 11-26500 remained with Florence Copper Inc. which was acquired by Felix Hunt Highway LLC in 2008.

In 2010, Curis Resources Ltd. ("Curis") completed the acquisition of the current Florence Copper land holdings. A drilling program consisting of six PQ-diameter diamond drill holes was conducted in two representative areas of the deposit in 2011. This drilling was used to confirm previous historical drilling results and provide representative samples for metallurgical test work. All but one of the holes drilled during this program had an additional HQ-diameter core drilled as a wedge from the original hole.

Curis was acquired by Taseko in November 2014.

Geological Setting, Mineralization and Deposit Types

The Florence porphyry copper deposit formed when dike swarms of Laramide-age granodiorite porphyry intruded Precambrian quartz monzonite near Poston Butte. The dike swarms were fed by a larger intrusive mass at depth. Hydrothermal solutions associated with the intrusive dikes altered the host rock and deposited copper and iron sulfide minerals in disseminations and thin veinlets. Hydrothermal alteration and copper mineralization were most intense along the edges and flanks of the dike swarms and intrusive mass.

The region was later faulted and much of the Florence deposit was Isolated as a horst block. This horst block, as well as the downthrown fault blocks to the west, was exposed to weathering and erosion. The center of the deposit was eventually eroded to a gently undulating topographic surface while a deep basin formed to the west. Coarse, poorly bedded conglomerate from the surrounding mountains filled the basin west of the Florence deposit and began to cover the eroded top of the horst block. River sand, silt, and gravel buried the entire deposit to a depth of approximately 425 feet. During this period of erosion and deposition, calcareous silty mud and clay layers were deposited in shallow basins that extended over the region. This 20 to 40 feet thick clay layer, which occurs approximately 50 to 125 feet above the top of bedrock acts as an aquitard beneath the Florence Copper property that retards mixing of groundwater from the water-bearing zones above and below this layer.

The mineralized zones consist of an iron-enriched leached cap, an oxide zone, and an underlying sulfide zone that are often separated by a thin transition zone of partially oxidized supergene sulfides. The underlying hypogene sulfide zone, because of its depth, low permeability, and relatively non-soluble mineralogy, is not favorable to develop by ISCR methods. A majority of the copper oxide mineralization is located along fracture surfaces, but chrysocolla and copper-bearing clay minerals also replace feldspar minerals in the granodiorite porphyry and quartz monzonite. A barren or very low-grade zone, dominated by iron oxide and clay minerals, caps some portions of the top of bedrock especially in the western area. The thickness of the oxide zone ranges from 40 feet to 1,000 feet and has an average thickness of 400 feet. The top of the oxide zone begins at or near the bedrock surface that underlies 400-425 feet of alluvial and basin-fill material. The lateral extent of mineralization in plan is approximately 3,500 feet across in an east-west direction and from 1,500 feet to over 3,000 feet across in a north-south direction.

The mineral deposit type at the Florence Copper site is a Laramide-age porphyry copper deposit consisting of a large core of copper sulfide mineralization underlying a zone of copper oxide mineralization. The central portion of the deposit is overlain by approximately 400 feet of flat-lying conglomerate and alluvial material that contains a fine-grained silt and clay interbed. The oxide and sulfide zones are separated from one another by a transition zone of mixed oxide-supergene sulfide ranging from 0 to 55 feet in thickness.

Exploration

The previous owners of Florence Copper performed substantial exploration work including drilling (exploration, assessment, condemnation, geotechnical, and environmental), underground mine development, geophysical surveys, and mineralogy studies.

Over the period since Taseko acquired Florence Copper, the Company has not conducted any exploration work on the property, its activities concentrating on permitting, metallurgical testing, engineering, and the construction and operation of the PTF.

Drilling

Drilling has been conducted at Florence Copper by five companies from 1963 to 2018 using core drilling, reverse circulation rotary drilling, and conventional rotary drilling methods. The historical drilling results and data entry have been verified by each company in succession.

Conoco developed a detailed geologic core logging protocol for the site in the early to mid-1970s. With slight modifications, Magma, BHP, and Florence Copper geologists continued to use this method to maintain consistency with the geologic data produced by Conoco.

Since 2009, work on the property has been focused on the site's potential copper production through ISCR which has included the drilling of 6 holes to obtain samples for metallurgical testing and engineering studies to support planning for project development.

The construction and operation of the PTF required the drilling of 36 wells using the mud rotary reverse circulation method and cuttings were not assayed. Commercial wellfield drilling activity commenced in the first quarter of 2024.

Drilling performed on the property is summarized in Table 7 below.

Table 7: Drilling Footage by Company

Company	# of Drill Holes	Length (feet)
Florence Copper (2017-2018)	36	39,231
Curis Resources (2011)	11	7,315
BHP Copper Company (1997)	21	16,638
Magma Copper Company (1994-1996)	158	142,250
Conoco (1970-1977)	623	624,327
Other	7	4,152

Sampling, Analysis and Data Verification

Sampling protocols were developed by previous owners to ensure consistency and remove or eliminate bias. Sampling consisted of core samples and cuttings from drilling as well as groundwater quality and process solution samples. Core samples as well as conventional rotary and reverse circulation drill cuttings were all assayed, although assays for conventional rotary cuttings are considered unreliable and have not been used in the project data set. Core samples provide the most representative, unbiased samples of the mineralized materials encountered in the boreholes.

The historical and current sample preparation procedures, analyses performed, and the sample security in place for rock, groundwater quality, and process solution samples followed industry standard procedures, and are sufficient to support the project resource estimate and the wellfield mine plan and reserve estimates.

Data verification has been performed by each company conducting exploration and development at the site and the information and data generated by all prior owners have been reviewed and verified to ensure that the data is of good quality and is suitable for use in mineral reserve estimates. Details of sample preparation, assay laboratories, security, and data verification used in the drill hole sampling and analytical programs is documented in the Florence Copper Technical Report.

Mineral Processing and Metallurgical Testing

The Florence Copper property has a long history of metallurgical testing which establishes the amenability of the site oxide copper mineralization to leaching. Laboratory metallurgical testing has focused on leaching whole core samples to predict ISCR performance. Over various test phases, improvements were made to lab scale testing apparatus and methodologies, evolving from column tests to box tests to PRT's to SLT's, to better simulate scale up of ISCR. The primary objective of these tests was to build datasets that establish leach curve characteristics rather than establishing the maximum leachable copper from each sample. Once a test dataset was deemed mature enough to characterize the leach curve in its entirety, the tests were discontinued and established METSIM modelling techniques were used to generate a leach kinetic curve models projecting the terminal recovery for each test.

Florence Copper has operated a demonstration scale ISCR facility referred to as the PTF where leaching under commercial operating conditions was completed between December 2018 to June 2020. This was followed by a 4-month leaching ramp-down period with continued operation of the PTF's solvent-extraction and electrowinning processing plant. By the end of October 2020, the process plant was shutdown and the PTF subsequently transitioned to demonstration of the rinsing phase which is currently still in progress. The PTF was successful in demonstrating hydraulic control could be achieved and maintained in the Florence Copper well field over the entire demonstration validating the oxide ore zone behaves hydrologically as an equivalent porous media.

While the PTF was not designed nor permitted to run a full leach cycle to determine ultimate ore block recoveries, the opportunity was taken to evaluate previous laboratory test work assumptions, test operational controls and strategies, and collect generated scale up process data which has facilitated the development of more sophisticated leaching models calibrated to the observed performance of the PTF well-field.

The refined leach models predict copper extraction, PLS grade and acid consumption over time for an ore block based on its grade (total copper and acid soluble copper) and the acid application rate (flow and raffinate acidity) selected. The production performance from each ore block will be dynamic and a function of the commercial extraction plan. The total recovery to copper cathode is conservatively projected to be 65.8% at an average PLS grade of 1.7 g/L for the project.

Mineral Resource and Mineral Reserve Estimates

The Florence Copper mineral reserves and resources are effective December 31, 2022, as documented in the Florence Copper Technical Report.

The reserve estimate utilizes a copper price of US$3.05 per pound and are presented in Table 8 below.

Table 8: Proven and Probable Reserve Estimate (Effective December 31, 2022)

	Tons (in millions)	% TCu Grade	Contained Cu (in millions lbs)
Proven	258	0.35	1,812
Probable	63	0.40	503
Total	320	0.36	2,316

(1) Mineral Reserves follow CIM Definition Standards for Mineral Resources and Mineral Reserves (2014).

(2) Mineral Reserves are contained within Florence Copper's Mineral Resources.

(3) Mineral Reserves are assumed to be extracted using ISCR extraction methods using the following assumptions: $3.05 Cu price, $31,600/acre for core hole abandonment, $240,400/acre for cultural mitigations in identified Cultural Sites, $149,600 + $263/foot well drilling costs, $160/ton acid cost, $45.30/ton acid applied for well field operating costs, 1.2% surface losses, $0.10/lb Cu for electrowinning cost, $0.12/lb Cu G&A cost, $0.69/ton reclamation cost, $0.02/lb Cu shipping cost, 7% NSR royalties on ALSD land, 3% NSR royalties on freehold land, and 2.5% royalties on net profit.

(4) Mineral Reserves are reported without a cut-off grade and on a fully diluted basis to reflect the nature of the ISCR extraction method proposed.

(5) Tonnage factors of 13.5 ft3/ton and 13.13 ft3/ton have been applied corresponding to 8% porosity in the upper oxide zone and 5% porosity in the lower oxide and transition zones.

(6) Additional information regarding data verification, exploration information, known legal, political, environmental or other risks can be found in the report entitled "NI 43-101 Technical Report - Florence Copper Project, Pinal County, Arizona" issued March 30, 2023 with an effective date of March 15, 2023 which is available on SEDAR+. The Florence Copper Technical Report was prepared under the supervision of Richard Tremblay, P. Eng., MBA, Richard Weymark, P. Eng., MBA, and Robert Rotzinger, P.Eng. Mr. Tremblay is employed by the Company as Chief Operating Officer, Mr. Weymark is Vice President Engineering and Robert Rotzinger is Vice President Capital Projects. All three are Qualified Persons as defined by NI 43-101.

(7) Numbers may not add due to rounding.

The Florence Copper mineral resource is summarized in Table 9 below and includes the Mineral Reserves summarized in Table 8 above. The Mineral Resource estimate utilizes a copper price of US$3.50 per pound.

Table 9: Florence Project Oxide Mineral Resources (Effective December 31, 2022)

Class	Tons (in millions)	%TCu Grade	Contained Cu (in millions lbs)
Measured	292	0.34	1,997
Indicated	71	0.39	552
M+I	363	0.35	2,549
Inferred	42	0.32	266

(1) Mineral Resources follow CIM Definition Standards for Mineral Resources and Mineral Reserves (2014).

(2) Mineral Resources are reported inclusive of Mineral Reserves.

(3) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4) Mineral Resources are confined to the Oxide and Transition zones inside a "reasonable prospects of eventual economic extraction" boundary assuming ISCR extraction methods using the following assumptions: $3.50 Cu price, $31,600/acre for core hole abandonment, $240,400/acre for cultural mitigations in identified Cultural Sites, $149,600 + $263/foot well drilling costs, $160/ton acid cost, $45.30/ton acid applied for well field operating costs, 1.2% surface losses, $0.10/lb Cu for electrowinning cost, $0.12/lb Cu G&A cost, $0.69/ton reclamation cost, $0.02/lb Cu shipping cost, 7% NSR royalties on ALSD land, 3% NSR royalties on freehold land, and 2.5% royalties on net profit.

(5) Mineral Resources are reported without a cut-off grade to reflect the nature of the ISCR extraction method proposed.

(6) Tonnage factors of 13.5 ft3/ton and 13.13 ft3/ton have been applied corresponding to 8% porosity in the upper oxide zone and 5% porosity in the lower oxide and transition zones.

(7) Additional information regarding data verification, exploration information, known legal, political, environmental or other risks can be found in the report entitled "NI 43-101 Technical Report - Florence Copper Project, Pinal County, Arizona" issued March 30, 2023 with an effective date of March 15, 2023 which is available on SEDAR+. The Florence Copper Technical Report was prepared under the supervision of Richard Tremblay, P.Eng., MBA, Richard Weymark, P.Eng., MBA, and Robert Rotzinger, P.Eng. Mr. Tremblay is employed by the Company as Chief Operating Officer, Mr. Weymark is Vice President Engineering and Robert Rotzinger is Vice President Capital Projects. All three are Qualified Persons as defined by NI 43-101.

(8) Numbers may not add due to rounding.

Mining Operations

The extraction method proposed for Florence Copper is ISCR. The extraction sequence spans 22 years, to feed the SX/EW plant at a nominal rate of 11,230 gpm with enough copper in solution to produce 85 million pounds of copper cathode after accounting for surface losses. The reserves were then scheduled based on economic, operational, permit and environmental considerations.

ISCR extracts copper by injecting a weak sulfuric acid solution called raffinate through targeted portions of the mineral deposit using an array of injection wells. The raffinate passes through natural fractures and voids in the deposit and dissolves the copper mineralization. The copper laden solution, known as pregnant leach solution or PLS, is collected in recovery wells where it is pumped to the surface for processing. The equipment used for in-situ recovery includes wells, pumps and pipelines which inject, recover and convey process solutions.

Injection and recovery wells are arranged in a five-spot pattern with one injection well at the center and four recovery wells at the corners of each 100-foot square cell. Each five-spot pattern forms a single extraction unit within the greater well field. Surrounding these wells will be perimeter wells used to extract the hydraulic control solution required to maintain hydraulic control, followed by observation wells to monitor the hydraulic gradient.

Wells will be constructed in a manner that allows them to change service as the well field develops. This will allow wells initially constructed as perimeter and observation wells to be converted to injection and recovery wells as the well field expands over time. It will also provide the capability of converting between injection and recovery wells in order to operate in a reverse flow configuration.

Individual extraction units in the well field will be leached to an economic PLS cut-off grade after which they will transition to rinsing. Operational controls and tactics were developed based on experienced gained from the PTF and will be used to manage the copper extraction rate from the well field. These controls which include reverse flow, use of inflatable packers, and varying acid application rates provide flexibility during the leaching phase to manage the extraction sequence and total copper extracted from the resource.

Following copper extraction, the well field will be rinsed to recover the latent process solutions retained in the ore zone and to return the aquifer to prescribed water quality standards. Rinsing occurs progressively as areas of the wellfield are cut off until rinsing of the whole well field is complete. Once the rinsing cycle in a particular area is complete the area can be decommissioned.

Processing and Recovery Operations

Florence Copper will utilize conventional solvent extraction and electrowinning SX/EW technology to extract copper from the PLS in the SX plant and produce a final copper cathode product in the EW plant. The plant site will be located on Florence Copper private land adjacent to the main entrance to the property and to the east of the existing PTF facilities and the well field.

The SX plant is designed to selectively transfer the copper from PLS solution into an organic solution containing a copper-specific extractant. The plant is designed to handle a nominal PLS flow rate of 11,230 gpm with a PLS grade of 2 g/L and will consist of four mixer-settlers, two after-settlers and associated facilities. All mixer settlers are equipped with a dispersion pump and a mixing chamber designed for thorough contact of solution phases.  The copper laden organic solution subsequently feeds an organic stripping stage where copper is transferred from the loaded organic to an electrolyte solution which feeds electrowinning.

The EW Plant consists of a total of 70 EW cells constructed of polymer concrete. Each cell will contain 84 stainless steel cathodes and 85 lead alloy anodes. The filtered and heated electrolyte from the Tank Farm is pumped through the cells in parallel. Two rectifiers produce direct electrical current which is passed through the cells in series.  The current flows from the rectifiers through the electrolyte solution in each cell causing the copper from the electrolyte to plate onto the stainless steel cathode blanks.

Copper is plated onto the cathode blanks over a cycle of approximately one week. When the cathodes are ready for harvest, they are carried by crane from the EW cells to an automatic stripping machine. The stripping machine washes and mechanically removes the copper sheets from each side of the cathode blank. The cathode blanks are then returned to service and the copper sheets are weighed, sampled and bundled for sale.

Excess water resulting from the ISCR process will be managed in the early years through solution neutralization and evaporation, and later through use of a water treatment plant once ISCR block rinsing has initiated. The ISCR process produces excess water from hydraulic control pumping, rinsing water used in the closure of completed ISCR blocks, and any fresh water added to the process plant. The freshwater requirement for the process plant is estimated to be a nominal 63 gpm and will be produced through reverse osmosis treatment of low-grade process solutions.

Infrastructure, Permitting and Compliance Activities

Local infrastructure and vendor resources to support exploration, development, and mining are excellent. Exploration and mining service companies for the metals/non-metals, coal, oil, and gas industries are located in the major metropolitan areas of Phoenix and Tucson, and at many other major cities in the US Southwest. Locally available resources and infrastructure include power, water, communications, sewage and waste disposal, security, and rail transportation as well as a skilled and unskilled work force.

The infrastructure, services and ancillary facilities required for the project include the following:

• Site access roads

• Power

• Water supply systems

• Process water impoundments

• Security, safety and first aid facilities

• Truck scale

• Worker change house, wash-up facilities and lunchroom

• Administration and production offices

• Assay laboratory facilities

• Warehouse and storage areas

• Fuel storage and dispensing station

• Maintenance and workshop areas

• Fire protection systems

• Sanitary and waste disposal

Applications for significant amendment of APP No. P-101704, and for a UIC permit were submitted on June 12, 2019 and October 4, 2019, respectively, to incorporate the PTF into the planned commercial ISCR facility and to authorize commercial ISCR operations. Florence Copper has received the commercial APP and UIC permits from ADEQ and EPA, respectively, to proceed with construction and operation of the commercial facility.

Florence Copper will follow best practices currently used in the extractive sector to support social, community and sustainable development. The ISCR method will provide Florence Copper a unique opportunity to achieve significant reductions in energy consumption, water use and greenhouse gas emissions while minimizing disturbance of the land.

Capital and Operating Costs

A summary of the initial capital cost estimate is shown in Table 10. Costs are based primarily on Q3 2022 vendor and contractor quotations for the work in United States dollars and do not include the sunk costs incurred on the project to date. The accuracy level for the capital costs is estimated at ±10%.

Table 10: Summary of Capital Costs

Item	Capital Cost (US$ millions)
Direct Costs
Initial ISCR Wellfield	53
SX/EW Plant	67
Site Infrastructure	33
Subtotal Direct Costs	153
Indirect Costs
Construction Indirects	32
Owner's Costs	21
Contingency	26
Subtotal Indirect Costs	80
Total	232

(1) Totals may not add due to rounding.

The sustaining capital cost estimate for Florence Copper includes the progressive expansion of the well field as well as the water treatment and water management facilities required to support production through the project life. Details of the sustaining capital expenditures are presented in Table 11.

Table 11: Sustaining Capital

Item	Capital Cost (US$ millions)
Well Field Development	867
Process Facilities	28
Water Management Systems	30
Total	925

(1) Totals may not add due to rounding.

Details of the basis for capital cost estimates can be found in the Florence Copper Technical Report.

All the process facilities and infrastructure will be operated and maintained by the owner. All operating costs are presented in third quarter 2022 United States dollars. Average operating unit costs for the life of the project are summarized in Table 12.

Table 12: Average Operating Unit Costs

Item	Operating Cost ($US per lb copper)
ISCR Wellfield	0.47
SX/EW	0.19
Water Treatment	0.10
General and Administration	0.27
Reclamation	0.06
Off Property	0.02
Total	1.11

(1) Totals may not add due to rounding.

The details of the basis for the project operating cost estimate can be found in the Florence Copper Technical Report.

A discounted net present value ("NPV") cashflow model using a discount rate of 8% is used for the valuation basis. Copper price is based on a consensus long-term copper price of US$3.75 per pound.  Results of the valuation are presented on a 100% basis and assume no financing costs.

The following after-tax economic indicators are derived from the base case life of mine cash flow assuming the tax rates in effect at the effective date of the Florence Copper Technical Report:

  Project after-tax NPV of $930 million at an 8% discount rate;
  Internal rate of return of 47%; and
  Payback period of 2.6 years.

Exploration, Development and Production

Development of the site is planned to occur in two phases. The first phase was construction and operation of the PTF which demonstrated the application of ISCR to Florence Copper. The second phase is the construction and operation of the commercial ISCR facility with an estimated annual production capacity of 85 million pounds of cathode copper.

The main focus of the PTF phase was to demonstrate to regulators and key stakeholders that hydraulic control of underground leach solutions can be maintained and provide valuable data to validate the Company's leach model as well as optimize well design and performance and hydraulic control parameters.

The PTF was constructed and commenced operations in the fourth quarter of 2018. Steady state operation of the PTF was achieved in 2019 and the focus turned to testing different wellfield operating strategies, including adjusting pumping rates, solution strength, flow direction, and the use of packers in recovery and injection wells to isolate different zones of the ore body. The operating team has used physical and operating control mechanisms to adjust solution chemistry and flow rates and has successfully achieved targeted copper concentration in solution. The grade of copper in PLS from the centre recovery well (most representative of the performance of the commercial wellfield) has achieved targeted levels and the SX/EW plant produced over one million pounds of copper cathode, mainly from the centre recovery well, prior to switching to the rinsing phase of testing by the end of October 2020. Data collected during this final rinsing phase will further inform commercial operations.

The PTF has provided valuable data to validate the Company's models and planned operating parameters, and this data has been used to refine operating plans for the commercial phase as outlined in the updated Florence Copper Technical Report. Detailed engineering for the commercial facility is substantially complete ahead of receipt of the final permits and a final construction decision.

The PTF also successfully demonstrated that hydraulic control could be achieved and maintained and confirming that the oxide ore zone behaves hydrologically as an equivalent porous media, thereby ensuring protection of underground sources of drinking water.

Legal and Permitting

The final commercial APP was issued by the ADEQ to Florence Copper on April 30, 2021. The company received the final UIC permit in the fourth quarter of 2023, which became effective on October 31, 2023. This significant milestone marked the completion of all necessary permitting steps, paving the way for construction of the commercial facility to begin.

Yellowhead Project

Unless stated otherwise, the information of a technical or scientific nature related to the Yellowhead Copper Project contained in this AIF is summarized or extracted from the technical report entitled "Technical Report on the Mineral Reserve Update at the Yellowhead Copper Project" dated January 16, 2020 (the "Yellowhead Copper Technical Report") prepared under the supervision of Richard Weymark, P.Eng., MBA, who is a Qualified Person as defined by NI 43-101 and filed on www.sedarplus.ca under Taseko's profile.

Project Description, Location and Access

The Yellowhead Copper Project is located approximately 150 kms northeast of Kamloops at latitude 51°30' north and longitude 119°48' west in the Kamloops Mining Division. The project has paved highway, rail, and power access at Highway #5 within 10 kms of the property.

The property consists of one mineral lease which is valid until at least June 2050 and 94 mineral claims covering a total of approximately 42,358 hectares. All mineral claims are in good standing until at least October 2024. There are three parcels of fee simple land located 2.5 kms west of the nearest community, Vavenby, where the rail load-out facility would be located.

Six claims are subject to a 2.5% net smelter returns ("NSR") royalty to Xstrata while 31 claims are subject to a 3% NSR royalty to US Steel Corp., capped at $3.0 million, subject to inflation.

History

Copper mineralization was discovered in the immediate vicinity of the deposit in the mid-1960s. The initial discovery was followed-up by extensive prospecting, line cutting, road building, surface geochemical sampling, geological mapping, geophysics, trenching and diamond drilling programs.

Noranda Exploration Company ("Noranda") and Québec Cartier Mining Company ("QCM"), a 100% wholly owned subsidiary of US Steel Corp., staked claims in the deposit area in 1965 and 1966 respectively. This resulted in the area west of the Harper Creek tributary belonging to Noranda and east of it to QCM. The two companies worked independently on their properties from 1966 until 1970. In late 1970, the companies formed a joint venture, which explored their contiguous properties until 1974.

Further work in the deposit area occurred in 1986 and 1996. This included trenching, core resampling and metallurgical testing and additional drilling.

Historical core drilling took place on the property in 11 different years over a 30-year period between 1967 and 1996. The total length of the 191 holes drilled on the property was 30,800 m. Of these holes, 165 targeted what is now known as the Yellowhead Copper Deposit, for a total of 28,200 m or 92% of the overall drilling.

No further drilling on the deposit area took place until 2006.

Yellowhead Mining Inc. ("YMI") formed as a private British Columbia company and obtained control of the project through staking, purchase and option agreements in 2005. YMI undertook their first phase of field exploration on the project in 2006 and completed 65,000 m of drilling from 2006 through 2013.

Historical resource estimates date back to 2007 culminating in a feasibility study completed in 2014 including the establishment of a proven and probable mineral reserve. Historical resource and reserve estimates are summarized in the Yellowhead Copper Technical Report filed by Taseko on SEDAR+.

In February 2019, Taseko acquired a 100% interest in YMI.

Geological Setting, Mineralization, and Deposit Types

The project is located within structurally complex, low-grade metamorphic rocks of the Eagle Bay Assemblage, part of the Kootenay Terrane on the western margin of the Omineca Belt in south-central BC.

The Eagle Bay Assemblage incorporates Lower Cambrian to Mississippian sedimentary and volcanic rocks subject to deformation and metamorphism. The Eagle Bay Assemblage divides into four northeast-dipping thrust sheets that collectively contain a succession of Lower Cambrian rocks overlain by a succession of Devonian-Mississippian rocks. The Lower Cambrian rocks include quartzites, grits and quartz mica schists (Units EBH and EBQ), mafic metavolcanic rocks and limestone (Unit EBG), and overlying schistose sandstones and grits (Unit EBS) with minor calcareous and mafic volcanic units. These older units are overlain by Devonian-Mississippian succession of mafic to intermediate metavolcanic rocks (Units EBA and EBF) intercalated with and overlain by dark grey phyllite, sandstone and grit (Unit EBP). Unit EBA of the Devonian-Mississippian succession hosts the deposit.

The northeast trending Harper Creek Fault separates the deposit into a west domain and east domain. In the west domain, chalcopyrite mineralization is primarily in three copper bearing horizons. The upper horizon ranges from 60 m to 170 m in width and is continuous along an east-west strike for some 1,300 m, dipping approximately 30º north. The middle horizon is not as well developed and is often fragmented. It primarily exists within a graphitic and variably silicified package of rocks that range from 30 m to 40 m in width at the western extent, increasing up to 90 m locally eastward, gradually appearing to blend into the upper horizon. The lowest or third horizon has less definition mainly due to a lack of drill intersections. Commonly hosted within mafic to intermediate volcaniclastics and fragmental rocks, it can range from 30 m to 90 m in width although typical intersections are in the 30 m range. These horizons generally contain foliation-parallel wisps and bands as the dominant style of sulphide mineralization.

In the east domain, mineralization characterized by high angle, discontinuous, tension fractures of pyrrhotite, chalcopyrite ± bornite is frequently associated with quartz carbonate gangue. This style is common within, but not limited to, the metasedimentary rocks and areas of increased pervasive silicification. Mineralization is not selective to individual units and frequently transgresses lithological contacts throughout the area. At the near surface areas in the south and down-dip to the north, widths of mineralization typically range from 120 m to 160 m. In the central area of the east domain where thrust/reverse fault stacking has been interpreted, mineralization thicknesses typically range from 220 m to 260 m with local intersections of up to 290 m.

The deposit type is a remobilized polymetallic volcanogenic massive sulphide deposit, comprising lenses of disseminated, fracture-filling and banded iron and copper sulphides with accessory magnetite. Mineralization is generally conformable with the host-rock stratigraphy as is consistent with the volcanogenic model. Observed sulphide lenses measure many tens of metres in thickness with km-scale strike and dip extents.

Exploration

Exploration work undertaken on the Yellowhead Copper site by historical owners included stream sediment sampling, reconnaissance geological mapping, soil sampling, geophysical surveying and diamond drilling. Subsequent exploration completed between 2005 and 2013 by YMI included diamond drilling and historical core relogging, airborne geophysics (magnetic and electromagnetic), ground geophysics (magnetic, electromagnetic and induced polarization), soil sampling, rock sampling, geological mapping and petrographic and whole rock analysis of drill core and surface rock samples. This work largely focussed on the west-central part of the property in the deposit area.

Summaries of the exploration work completed are discussed in the Yellowhead Copper Technical Report. There has been no exploration on the property since 2013.

Drilling

A significant amount of drilling has taken place on the Yellowhead Copper Project, totalling 95,735 m by YMI and historical operators in 408 holes. All were cored diamond drillholes. Results from these drill programs are the basis for the mineral resource estimate. There are no drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results.

YMI relogged and resampled selected historical core in the deposit area from the Noranda 1968-1971 and American Comstock 1996 drill campaigns with the goal of verifying the historical analytical copper results. Results of this program showed good correlation of copper grades and thicknesses with the historically reported drill core intersections.

Drilling performed on the property is summarized in Table 13 below.

Table 13: Drilling by Company

Company	# of Drill Holes	Core Length (metres)
Québec Cartier Mining Company (1967-1969)	33	5,285
Noranda Exploration Co. Ltd. (1968-1970)	87	12,156
Noranda/QCM Joint Venture (1970-1973)	48	9,012
Other Historical Owners (1983-1996)	23	4,300
Yellowhead Mining Inc. (2006-2013)	217	64,985
Total	408	95,741

(1) Totals may not add due to rounding.

Sampling, Analysis and Data Verification

YMI and previous project operators systematically sampled and analyzed all potentially mineralized sections of drill core on the Yellowhead deposit for copper, the primary element of interest. Early operators in the 1960's and 1970's, typically only analyzed for copper. This expanded to include gold, silver and several other elements in the programs of the 1980's and 1990's. From 2005 onwards, over 30 elements made up the standard assaying protocol for drill core, including historical core resampled and reanalysed since then. This historical core was from the Noranda, Noranda / QCM Joint Venture and Comstock drilling. Samples taken for copper assay from all historical and modern drillholes number over 55,000 with an average core length of 1.5 m.

In 2019, the Cohesion Consulting Group ("CCG") completed an audit of the Yellowhead project drillhole database. CCG reviewed the digital files comprising the drillhole database, assay certificates, geological models and supporting documents used in the mineral resource and mineral reserve estimates. The audit found no errors, omissions, QA/QC failures or differences between this drillhole database and the supporting documents of significance to the resource and reserve estimate.

Details of sample preparation, assay laboratories, security, and data verification used in the Yellowhead drill hole sampling and analytical programs is documented in the Yellowhead Copper Technical Report.

Mineral Processing and Metallurgical Testing

The basis of process design for the project was informed from feasibility level metallurgical test work program conducted in 2011 and early 2012 at G&T Metallurgical Services Ltd. ("G&T") in Kamloops, British Columbia.

This test program consisted of a suite of open circuit batch flotation testing, lock cycle testing, ore hardness testing, a pilot plant campaign, and mineralogical characterization of both a primary master composite representing feed from the earlier phases of mine development along with a suite of composite samples representing variable lithology and discreet spatial zones within the pit. Additional laboratory comminution test work conducted in 2011 at FLSmidth ("FLS") of Bethlehem, Pennsylvania, was also used to inform process comminution circuit design and power requirements.

The proposed process for the project consists of a conventional milling circuit to recover copper via grinding, rougher flotation, regrinding of rougher concentrate, followed by a cleaner flotation circuit. All comminution testing conducted to date suggest the ore is soft to moderately soft and very amenable to both SAG milling and ball milling.

Mineralogy characterization on ore samples from the deposit demonstrate that chalcopyrite is the dominant copper bearing mineral making up over 98% of the copper species in majority of the deposit.

Lock cycle testing produced a final copper concentrate grade of 26% copper at about a 90% total copper recovery. The final concentrate produced from lock cycle testing and the pilot plant produced a clean concentrate with deleterious elements below typical penalty limits at smelters, and also containing payable gold and silver values.

Mineral Resource and Mineral Reserve Estimates

The Yellowhead Copper mineral reserve estimate uses long-term metal prices of US$2.40/lb for copper, US$1,000/oz for gold and US$13.50/oz silver and a foreign exchange rate of C$1.00=US$0.80.

The proven and probable reserves as of December 31, 2019, are tabulated in Table 14 below.

Table 14: Yellowhead Reserve Estimate at 0.17% Copper Cut-off

	Tonnes (in millions)	Cu (%)	Au (gpt)	Ag (gpt)
Proven	458	0.29	0.031	1.3
Probable	359	0.26	0.028	1.2
Total	817	0.28	0.030	1.3

(1) Yellowhead Mineral Reserves and Mineral Resources follow CIM Definition Standards for Mineral Resources and Mineral Reserves (2014).

(2) Mineral Reserves are contained within Mineral Resources.

(3) Mineral Reserves are assumed to be extracted using open pit mining methods and are based on US$2.40/lb Cu price, US$1,000/oz Au price, US$13.50/oz Ag price, exchange rate of US$0.80=C$1.00, metallurgical recoveries of 90% Cu, 56% Au and 59% Ag.

(4) Densities were modeled based on modeled lithologies and range from 2.71 t/m3 to 2.85 t/m3 except for overburden which uses a density of 2.20 t/m3.

(5) Additional information regarding data verification, exploration information, known legal, political, environmental or other risks can be found in the report entitled "Technical Report on the Mineral Reserve Update at the Yellowhead Copper Project, British Columbia, Canada" issued January 16, 2020 with an effective date of January 16, 2020 which is available on SEDAR+. The Yellowhead Project Technical Report was completed under the supervision of Richard Weymark, P. Eng., MBA, Vice President, Engineering for Taseko and a Qualified Person as defined by NI 43-101.

(6) Numbers may not add due to rounding.

The Yellowhead mineral resource estimate as of December 31, 2019 is summarized in Table 15 and includes the mineral reserves included in Table 14 above. The mineral resource uses a copper price of US$3.25/lb for copper, US$1,300/oz for gold and US$17.00/oz silver and a foreign exchange rate of C$1.00=US$0.80.

Table 15: Yellowhead Resource Estimate at 0.15% Copper Cut-off

Class	Tonnes (in millions)	Cu (%)	Au (gpt)	Ag (gpt)
Measured	561	0.27	0.029	1.2
Indicated	730	0.24	0.027	1.2
M+I	1,292	0.25	0.028	1.2
Inferred	109	0.24	0.026	1.2
Note: Totals may not add due to rounding.

(1) Yellowhead Mineral Reserves and Mineral Resources follow CIM Definition Standards for Mineral Resources and Mineral Reserves (2014).

(2) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(3) The Mineral Resource has been confined by a "reasonable prospects of eventual economic extraction" pit using the following assumptions: US$3.25/lb Cu price, US$1300/oz Au price, US$17.00/oz Ag price, exchange rate of US$0.80=C$1.00, metallurgical recoveries of 89% Cu, 55% Au and 59% Ag at a 0.15% Cu cut-off grade, processing and G&A costs of C$5.25/t, pit rim mining costs of C$1.86/t with a bench increment of C$0.029/t and pit slopes between 30-40 degrees.

(4) Densities were modeled based on modeled lithologies and range from 2.71 t/m3 to 2.85 t/m3 except for overburden which uses a density of 2.20 t/m3.

(5) Additional information regarding data verification, exploration information, known legal, political, environmental or other risks can be found in the report entitled "Technical Report on the Mineral Reserve Update at the Yellowhead Copper Project, British Columbia, Canada" issued January 16, 2020 with an effective date of January 16, 2020 which is available on SEDAR+. The Yellowhead Project Technical Report was completed under the supervision of Richard Weymark, P.Eng., MBA, Vice President, Engineering for Taseko and a Qualified Person as defined by NI 43-101.

(6) Numbers may not add due to rounding.

Mining Operations

The Yellowhead open pit is designed to be mined utilizing conventional truck and shovel mining techniques. The equipment utilized in this operation would be typical of that found in today's large open pit operations. Open pit operations are planned to supply a conventional copper concentrator with 90,000 tpd of ore at a cut-off grade of 0.17% copper at a strip ratio of 1.4:1 for 25 years. Ore would be delivered to a primary crusher located at the southwestern rim of the ultimate pit. An ore stockpile would be established during the first five years of operation to maximize ore grade delivered to the mill during that period and provide operating flexibility. Potentially acid generating ("PAG") waste rock would be stored inside the Yellowhead TSF while non-acid generating ("NAG") waste and overburden would be placed in conventional waste storage locations proximal to the open pit.

Processing and Recovery Operations

The proposed process plant for the project is a conventional sulphide concentrator utilizing three-stages of comminution, sulphide flotation and concentrate dewatering.

The concentrator is designed to process a nominal 90,000 tpd of ore and produce a marketable copper concentrate containing silver and gold. The concentrator would consist of a primary gyratory crusher fed run-of-mine ore from the pit transported via haul trucks. The product from the crusher would be transported via overland conveyors to a coarse ore stockpile. Ore from the stockpile would then be reclaimed and fed to two parallel SAG-ball mill circuits which produce feed for a single rougher flotation bank. The rougher flotation concentrate would be reground with two parallel vertical stirred mills prior to being reprocessed in a two stage cleaner flotation circuit which includes both tank and column flotation cells. Sulphide minerals are collected with a conventional xanthate collector and pyrite is rejected using lime.

The final concentrate would be dewatered by thickening followed by filtration prior to being conveyed to the final concentrate stockpile. The final concentrate would be trucked off-site to a proximal rail load-out facility for subsequent transport to the Port of Vancouver or direct rail to other North American markets.

Both rougher and first cleaner flotation tailings would be transported separately to the TSF. Process water from the TSF would be reclaimed and recycled back to the process plant for reuse.

Infrastructure, Permitting and Compliance Activities

Road access proposed to the project site is from Highway #5 at the town of Vavenby via 24 km of existing forest service roads ("FSRs"). These FSRs will require minor upgrading for operations traffic, such as widening, alignment and surface reparation. A 2.5 km extension from the end of the FSRs will be required to reach the plant site.

A rail load-out facility is designed to be constructed at an existing rail siding on a property owned by Taseko near Vavenby. Concentrate would be trucked from the plant site to the rail load-out facility where it would be loaded onto trains and transported to North American markets and/or to the Port of Vancouver for overseas shipping.

Electrical power for the project would be supplied by BC Hydro from the Vavenby substation. The current Vavenby substation would need upgrades from BC Hydro to be able to provide stable power to site. The Company proposes to construct a 22 km overhead transmission line to bring power from the Vavenby substation to the project site.

Processing facilities would include a primary crusher located near the crest of the pit and associated overland conveyor; a coarse ore stockpile with a 45,000 tonne capacity; a concentrator building housing the grinding, flotation and dewatering circuits; and a concentrate shed.

The TSF is proposed to be located in the valley on the south side of the plant site, downstream of the concentrator. The main embankment would initially be constructed as a water retaining starter embankment, constructed with a rock fill shell in a downstream fashion. After year 5, cycloned sand would be used to construct centreline raises on top of the starter embankment to a final height of 165 m with a 3.5H:1V downstream slope.

Two additional embankments will be required to provide storage capacity for operations. The north and northwest embankments would be constructed in years 12 through 16.

A water treatment plant is designed as a stand-alone plant used for processing site contact water. The initial water treatment plant is proposed for construction in year 2 and commissioning in year 3.

The mobile equipment maintenance shop would be a pre-engineered building. The designed mobile equipment maintenance shop includes a haul truck wash bay, four haul truck service bays, eight medium duty bays, four light duty bays, light duty wash bay and an adjacent welding tent sized for truck box repair and rebuilds.

Various other support facilities are planned including a two-storey administration building, mine dry, warehouse building and associated cold storage laydown, assay lab, mill reagent building, fixed plant maintenance shop and bulk explosives manufacturing and storage. Planned support facilities also include a gatehouse and first aid building, emergency response and training building and a small parking lot for suppliers and visitors.

Taseko has engaged with both the British Columbia Environmental Assessment Office ("BCEAO") and the Impact Assessment Agency of Canada regarding the Yellowhead project but it is not yet formally in the environmental assessment process. BCEAO is expected to confirm that an assessment is required in order for the project to proceed and an environmental assessment ("EA") certificate needs to be issued after the review of the EA application.

Federally, the Impact Assessment Act came into effect in August 2019 and applies to projects described in the Physical Activities Regulation. It is expected that the agency will confirm that an impact assessment is required.

Additional detail regarding EA and permitting requirements can be found in the Yellowhead Copper Technical Report.

Capital and Operating Costs

A summary of the pre-production capital costs estimated for the project is provided in Table 16. All costs shown are in fourth quarter 2019 Canadian dollars.

Table 16: Pre-Production Capital Cost Estimate

Area	Total Pre-Production Capital ($ millions)
Mining Equipment* / Pre-Production Mining Costs	169
Processing Facilities	486
Tailings & Water Collection Facilities	132
Ancillary Facilities / Infrastructure	199
Subtotal Direct Costs	986
Indirect Costs	360
Grand Total	1,347
* Includes down payment and lease costs in pre-production years only.

(2) Totals may not add due to rounding.

The sustaining capital estimate includes a water treatment plant ("WTP"), staged TSF embankment construction, additional water collection systems, additional mining equipment, mining equipment lease payments, and general sustaining capital through the life of the mine. Sustaining capital costs are shown in Table 17.

Table 17: Sustaining Capital Cost Estimate

Area	Total Sustaining Capital ($ millions)
Water Treatment, TSF Construction and Water Collection	140
Mine Incremental Capital / Equipment Leases	275
General Sustaining Capital	209
Total	624
(1) Totals may not add due to rounding.

Details of the basis for capital cost estimates can be found in the Yellowhead Copper Technical Report.

Onsite operating costs comprise mining, processing and general and administration. Average onsite costs for the project are summarized in Table 18.

Offsite costs include copper concentrate transportation costs, smelter fees and deductions, and royalty payments. Average offsite costs are US$0.39/lb.

Table 18: Summary of Operating Cost Estimate

Item	Operating Cost ($/t Milled)
Mining	4.53
Processing	4.65
General and Administration	0.79
Total Onsite Costs	9.97

The following pre-tax economic indicators are derived from the base case life of mine cash flow:

  Project after-tax NPV of $0.7 billion at an 8% discount rate;
  After-tax internal rate of return of 14%; and
  Payback period of 4.2 years.

Results of the valuation are presented on a 100% basis and assume no debt financing costs except for mining equipment leases. Metal prices used are US$3.10/lb, for copper, US$1,350/oz for gold and US$18.00/oz for silver and a foreign exchange rate of C$1.00=US$0.80. All values are in Canadian dollars unless otherwise noted.

Exploration, Development and Production

The Company is focusing its current efforts on advancing into the EA process and is undertaking some additional engineering work in conjunction with ongoing engagement with local communities including First Nations. The Company is also collecting baseline data and modeling which will be used to support the EA and permitting of the project.

New Prosperity Project

The Company has determined that, in light of the Company's current focus on Florence Copper and the Yellowhead Copper Project, the Company does not consider the New Prosperity Project to be material at this time. The Company's assessment of materiality could change and the New Prosperity Project may again become material in the future. The Company will update this information if the New Prosperity Project once again becomes material to the Company.

Project Description, Location, and Access

The New Prosperity Project is located at latitude 51° 28' N and longitude 123° 37' W in the Clinton Mining Division, approximately 125 kms southwest of the City of Williams Lake, British Columbia.

Access from Williams Lake is via Highway 20 to Lee's Corner, then via an all-weather main logging haulage road to the site, a total road distance of 192 kms.

The New Prosperity Project consists of one mineral lease which is valid until at least June 2039 and 85 mineral claims covering the mineral rights for approximately 190 square kms. All claims are in good standing until at least July 2024. It is intended that all leases and claims will be renewed prior to their renewal fees being due (in the case of the lease) and prior to their expiry in the case of the claims. The claims are 100% owned by Taseko and are not subject to any royalties or carried interests.

History

The New Prosperity deposit was explored and extensively drilled by seven different companies between 1963 and 2007. A total 158,204 m of core and percussion drilling was completed in 481 drill holes during the twenty one years in which active drill exploration took place.

Pre-feasibility and feasibility studies were completed in 1994, 2007, and 2009.

Geological Setting, Mineralization, and Deposit Types

The project is located within the western-most portion of the Intermontane Belt at the boundary between the Intermontane and Coast morphologic belts. The project hosts a large porphyry gold-copper deposit.

Pyrite and chalcopyrite are the principal sulphide minerals in the deposit. They are uniformly distributed in disseminations, fracture fillings, veins and veinlets. Native gold occurs as inclusions in and along microfractures with copper-bearing minerals and pyrite.

Environmental Assessment

Between 2009 and 2010, the BCEAO led a review of the Project in a coordinated manner with the Canadian Environmental Assessment Agency ("CEAA").

In January 2010, Taseko received the EA certificate for the New Prosperity Project from the Province of B.C. but in November 2010, the Federal Minister of Environment announced that the Project, as proposed, would not be granted federal authorizations to proceed.

In February 2011, the Company submitted a revised project description for the New Prosperity Project to the Federal Government that addressed the concerns identified during the federal review process.

In June 2011, Taseko submitted an application to the BCEAO to amend the EA Certificate in accordance with the New Prosperity Project description.

On September 20, 2012, the Environmental Impact Statement ("EIS") was submitted to the three-member Review Panel (the "Panel") established for the federal environmental assessment of the project. Following a series of public hearings the Panel submitted their report to the Federal Minister of the Environment on October 31, 2013.

The Panel report found that the proposed project is not likely to cause significant adverse environmental effects in respect of 33 different areas provided effective mitigation was undertaken but found significant adverse environmental effects were likely in relation to three matters: (i) water quality in Fish Lake and Wasp Lake; (ii) fish and fish habitat in Fish Lake, wetlands and riparian ecosystems; and (iii) Tŝilhqot'in current use of lands for traditional purposes, cultural heritage and archaeological/historical resources.

On February 26, 2014, the Minister of the Environment announced her conclusion, based on the Panel report, that the New Prosperity Project is likely to cause significant adverse environmental effects that cannot be mitigated. She referred the matter to the Governor in Council who decided that those effects are not justified in the circumstances.

The Company unsuccessfully appealed both the Panel and the Minster of the Environment in Federal Court. In late 2019, the Tŝilhqot'in Nation, as represented by Tŝilhqot'in National Government, and Taseko entered into a confidential dialogue, with the involvement of the Province of British Columbia, seeking a long-term resolution to the conflict regarding Taseko's proposed copper-gold mine previously known as New Prosperity, acknowledging Taseko's commercial interests and the Tŝilhqot'in Nation's opposition to the project.

The dialogue has been supported by the parties' agreement, beginning December 2019 to a series of standstill agreements on certain outstanding litigation and regulatory matters relating to Taseko's tenures and the area in the vicinity of Teẑtan Biny (Fish Lake).

The dialogue process has made meaningful progress in recent months but is not complete. The Tŝilhqot'in Nation and Taseko acknowledge the constructive nature of discussions, and the opportunity to conclude a long-term and mutually acceptable resolution of the conflict that also makes an important contribution to the goals of reconciliation in Canada.

In March, 2024, the Tŝilhqot'in Nation and Taseko formally reinstated the standstill agreement for a final term, with the goal of finalizing a resolution before the end of this year.

Aley Project

The Company has determined that, in light of the Company's current focus on Florence Copper and the Yellowhead Copper Project, and the Company's assessment of the relative value currently attributed to each of the Company's projects, the Company does not consider the Aley Project to be material at this time. The Company's assessment of materiality could change and the Aley Project may again become material in the future.

Project Description, Location, and Access

Niobium is a metal used in high strength low alloy steels which are required to manufacture automobiles, bridges, pipes, jet turbines and other high technology applications. Niobium also has applications for lithium-ion battery ("LIB") anode and cathode material to facilitate safe rapid charging of batteries.

The property is located in the Omineca Mining Division in British Columbia, Canada, centred at latitude 5627'N and longitude 12313'W, approximately 140 kms north northwest of the Municipality of Mackenzie. Logging roads from Mackenzie provide access to the Ospika Logging Camp on the east side of Williston Lake. The property is located about 30 kms from the Ospika Camp and is currently accessed via helicopter.

The Aley property consists of one mineral lease valid until at least December 2045 and one hundred and eleven mineral claims covering the mineral rights for approximately 470 square kms. All claims are in good standing until at least December 2024. The Aley Property is not subject to any royalty terms, back-in rights, payments or any other agreements or encumbrances.

History

Aley Corporation acquired the property from Cominco in 2004. Since Taseko acquired Aley Corporation in 2007, Taseko has completed over 26,000 metres of drilling in 129 holes, metallurgical test work, project engineering, and environmental baseline data collection.

Geological Setting, Mineralization, and Deposit Type

The Aley region lies within the Western Foreland belt of the Rocky Mountains. The Aley Carbonatite complex intrudes Cambrian to Ordovician sedimentary rocks of the Kechika (limestone), Skoki (dolomite to volcaniclastics) and Road River Group formations (clastic sedimentary rocks). The intrusion is ovoid in plan with a diameter of approximately 2 kms and surrounded by a fenite aureole up to 500 metres.

Niobium (Nb) bearing minerals at Aley are pyrochlore, fersmite and columbite.

Development Activities

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The converter pilot test is ongoing and is providing additional process data to support the design of the commercial process facilities and will provide final product samples for marketing purposes.

The Company has also initiated a scoping study to investigate the potential production of niobium oxide at Aley to supply the growing market for niobium based batteries.

Risk Factors

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Taseko and could cause the Company's operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company.

Risks Relating to Our Business and Our Industry

Changes in the market price of copper and other metals, which are volatile and have fluctuated widely, affect the profitability of our operations and financial condition.

Our profitability and long-term viability depend, in large part, upon the market price of metals, primarily copper, and potentially molybdenum, gold, silver and other metals and minerals. The market price of copper is volatile and is affected by numerous factors beyond our control, including:

  copper demand, especially from China and its growing role in energy transition and electrification;
  global or regional political or economic conditions, including interest rates and currency values;
  interest rates;
  expectations with respect to the rate of inflation;
  the relative strength of the U.S. dollar and certain other currencies;
  global mine supply of metal;
  global demand for industrial products and jewelry containing metals; and
  sales by central banks and other holders, speculators and producers of copper, gold and other metals in response to any of the above factors.

The copper market is volatile and cyclical and consumption of copper is influenced by global economic growth, trends in industrial production, conditions in the housing and automotive industries, economic growth in China, which is the largest consumer of refined copper in the world, and the energy transition away from traditional sources to alternative, sustainable and less carbon intensive sources which inherently utilize more copper. Notably, China is increasingly seeking strategic self-sufficiency in key commodities, including investments in existing businesses or new developments in other countries. These investments may adversely impact future copper demand and supply balances and prices. Should demand weaken and consumption patterns change, in particular if consumers seek out lower cost substitute materials, the price of copper could be materially adversely affected, which could negatively affect our business and results of operations.

A decrease in the market price of copper and molybdenum would affect the profitability of Gibraltar and our ability to finance the development of our other mineral properties including Florence Copper, which would have a material adverse effect on our business and results of operations.

We also enter into provisionally priced sales contracts for our copper concentrate from Gibraltar, which could have a negative impact on our revenues if copper prices subsequently decline after shipment where prices were not fixed at the time of shipment. There can be no assurance that the market price of copper and other metals will remain at current levels or that such prices will improve. If commercial quantities of copper and other metals are discovered, there is no assurance that a profitable market will exist or continue to exist.

The war in Ukraine and the Israel-Hamas conflict and the international response thereto could have a material adverse effect on the economics of the Company's operations and development projects.

The outbreak of war in Ukraine and the Israel-Hamas conflict, and the accompanying international response thereto including economic sanctions levied against Russia and the potential escalation of the Israel-Hamas conflict (although it is still relatively early days and the effects if any are not known at this time), have extremely disrupted and could further disrupt the global economy, creating increased volatility in commodity markets (including oil and gas prices), international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment and execution timelines for any project development. There is substantial uncertainty about the extent to which these conflicts will continue and the potential for other conflicts to impact economic and financial affairs, and there is the potential for escalation of these conflicts both within Europe, the Middle East and globally. There is a risk of substantial market and financial turmoil arising from these conflicts, which could have a material adverse effect on the economics of the Company's operations and developments projects.

Fluctuations in foreign currency exchange rates could have a material adverse effect on our business, results of operations and financial condition.

Fluctuations in the Canadian dollar relative to the U.S. dollar could significantly affect our business, results of operations and financial condition. As our Gibraltar operation is located in Canada, our costs are incurred primarily in Canadian dollars. However, our revenue is based on the market price of copper and other metals and is denominated in United States dollars. A strengthening of the Canadian dollar relative to the United States dollar will reduce our profitability, materially adversely affect our financial condition, and may also affect our ability to finance Florence Copper and our Other Development Projects. We do not currently enter into foreign currency contracts to hedge against currency risk.

Failure to achieve production targets or cost estimates could adversely affect our sales, profitability, cash flows and financial performance.

The Company prepares future operating and capital cost estimates with respect to existing operations including Florence Copper and its Other Development Projects. Actual production and costs may vary from the estimates for a variety of reasons such as estimates of grade, tonnage, dilution and metallurgical and other characteristics of the ore varying from the actual ore mined, revisions to mine plans, risks and hazards associated with mining, adverse weather conditions, unexpected labour shortages or strikes, equipment failures and other interruptions in production capabilities. Operating and capital costs may also be affected by increased mining costs, variations in predicted grades of the deposits, labour costs, raw material costs, inflation, availability due to supply chain disruptions and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company's sales, profitability, cash flow and overall financial performance. We may also in the future be required to undertake capital projects to (i) address or mitigate the impacts of climate change and extreme weather events at our facilities, (ii) comply with new government regulation directed at reducing the impacts of climate change, (iii) reduce the carbon intensity or footprint of our existing operations by reducing or eliminating fossil fuel usage, or (iv) comply with new government regulation directed at improving environmental protection.

Mining is inherently risky and operations are subject to conditions or events beyond our control, which could have a material adverse effect on our business and results of operations.

Mining involves various types of risks and hazards, including:

  uncertainties inherent in estimating mineral reserves and mineral resources;
  environmental hazards;
  discharge of pollutants or hazardous chemicals;
  industrial or environmental accidents;
  healthy and safety hazards and risks arising from related regulatory changes;
  machinery breakdown, including impacts caused from extreme cold or heat;
  metallurgical and other processing problems;
  unusual or unexpected rock formations, landslides, pit wall failures and other geological problems;
  structural cave-ins or slides;
  flooding;
  fire, including wildfires;
  supply chain disruptions and availability of key materials and equipment;
  metals losses;
  labour disruptions, strikes and work stoppages; and
  periodic interruptions due to inclement or hazardous weather conditions, including on transportation infrastructure that operations are dependent upon.

These risks could result in injury or death, environmental damage, damage to, or destruction of, mineral properties, production facilities or other properties, delays in mining, increased production costs, monetary losses and possible legal liability. Interruptions to our mining or processing operations may adversely impact our ability to continue production of concentrate at expected rates, with the result that our business and results of operations may be materially adversely affected.

The Company maintains insurance against certain risks that are typical in the mining industry and in amounts that the Company believes to be reasonable, but which may not provide adequate coverage in certain circumstances. However, we may not be able to obtain adequate insurance to cover these risks at economically feasible premiums. Business interruption claims also have specified waiting periods which may limit the Company's ability to recover some or all of its losses. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to us or to other companies within the mining industry. We may suffer a material adverse impact on our business and results of operations if we incur losses related to any significant events that are not covered by insurance policies.

We are solely dependent on Gibraltar for revenues and suspension of production at that mine would materially adversely affect our business, results of operations and financial condition.

Until our development projects are developed and operational and are beginning to produce revenue, we are dependent solely upon Gibraltar for revenues. If Gibraltar were to cease production for any reason, it would have a material adverse effect on our business, results of operations, and financial position.

The increasing focus on environmental, social, and governance ("ESG") initiatives could increase our costs, harm our reputation, and adversely impact our financial results.

There has been increasing public focus by investors, patients, environmental activists, the media, and governmental and nongovernmental organizations on a variety of environmental, social, and other sustainability matters. We may experience pressure to make commitments relating to sustainability matters, including the design and implementation of specific risk mitigation strategic initiatives relating to sustainability. While we may in the future engage in various initiatives (including but not limited to voluntary disclosures, policies, or goals) to improve our ESG profile or respond to stakeholder expectations, we cannot guarantee that these initiatives will have the desired effect. If we are not effective in addressing environmental, social, and other sustainability matters affecting our business, or setting and meeting relevant sustainability goals, our reputation and financial results may suffer.

In addition, even if we are effective at addressing such concerns, we may experience increased costs as a result of executing upon our sustainability goals that may not be offset by any benefit to our reputation, which could have an adverse impact on our business and financial condition. In addition, this emphasis on ESG matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements, including with respect to climate change. For example, in March 2024, the SEC adopted rules that will require companies to provide certain climate-related disclosures. While we are still assessing the scope and impact of these rules given how recently they were adopted, we anticipate that these rules, as well as other ESG and sustainability-related regulation and legislation, may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls, processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors as well as impose additional disclosure obligations on us. Additionally, our suppliers, customers or other business partners may require us to provide additional climate-related information if they are also subject to additional climate-related disclosure laws or regulations in other jurisdictions. If we fail to comply with new laws, regulations or reporting requirements, or we fail to provide complete and accurate information to our suppliers, customers or other business partners, our reputation and business could be adversely impacted.

Risks associated with the operation of the Gibraltar Mine.

The Company's future success will be affected by the Company's ability to operate Gibraltar profitably. Mining involves various types of risks and hazards and operation of Gibraltar could experience interruptions, incur increased costs or cease due to a number of factors, including but not limited to:

  changes in the regulatory environment relating to the operation of Gibraltar;
  industrial or environmental accidents, discharge of pollutants or hazardous chemicals;
  inability to attract, train and retain a sufficient number of workers;
  increases in inflation resulting in increases in mining and milling costs including energy, diesel fuel, material and labour costs;
  supply chain disruptions impacting critical material or equipment availability and related inflationary pressures on costs;
  metallurgical and other processing problems;
  unusual or unexpected rock formations, landslides, pit wall failures and other geological problems;
  lack of availability, breakdown or failure of mining, milling or ancillary equipment;
  catastrophic events such as wildfires, extreme cold, flooding and environmental issues which could impact access to the mine site or transportation of concentrate products to the market;
  labour disruptions, strikes and work stoppages; or
  performance of the processing plant and ancillary operations falling below expected levels of output or efficiency.

These risks could result in injury or death, environmental damage, damage to, or destruction of, mineral properties, production facilities or other properties, delays in mining, increased production costs, monetary losses, and possible legal liability.

Disruption to the Company's mining and processing operations at the Gibraltar Mine and/or supporting infrastructure for a sustained period would have a material adverse effect on production which may result in lower revenue or cash flows from operating activities until such time, if at all, that the disruption is cured and consequently the Company's business, financial position and results of operations. Further limiting the impact of such risks if they arise may require additional capital or operational expenditure, which may have a material adverse impact on the business and its profitability.

Risks associated with the development of Florence Copper.

The construction and commencement of commercial production at Florence Copper is key to the Company's future growth strategy.

Florence Copper, given its unique geological conditions, will deploy an in-situ wellfield recovery method that, while in use in other resource extraction sectors (most notably in uranium), will be one of the first of its kind to extract copper at commercial levels relying solely on this mining method. This in-situ mining method of Florence Copper could present additional development ramp-up risks and complexity compared to a traditional underground or open pit operation which could result in delays, interruptions, lower recoveries than forecasted and/or increased costs to the development of Florence Copper. There is no assurance that the in-situ extraction of copper at Florence Copper can be completed as currently contemplated in the Florence Copper Technical Report.

The PTF test work has been successful in demonstrating the feasibility of in-situ copper recovery at Florence Copper. However, there is no assurance that commercial in- situ extraction of copper at Florence Copper can be completed as currently contemplated in the technical report for Florence Copper or that the commercial operation will perform at the levels that the PTF achieved. Changes to mining operations at Florence Copper may be required, which may result in delays and/or higher than anticipated construction and operating costs for commercial development of Florence Copper or lower than projected recovery rates of copper, which may affect the overall economics of Florence Copper.

Development and operation of Florence Copper could also be delayed, experience interruptions, incur increased operating and capital costs or be unable to complete due to a number of factors, including but not limited to:

  litigation which could take significant time and costs to defend and resolve;
  non-performance by third party consultants and contractors;
  inability to attract, train and retain a sufficient number of qualified workers;
  escalation in anticipated capital costs of development or construction delays in the project execution plan including availability of critical processing equipment due to supply chain challenges and delivery of required reagents (most notably, sulfuric acid) needed for operations;
  disruptions, shortages and inflationary pressures impacting critical operating inputs and their costs, including reagents and electricity;
  material decreases in the expected recovery of copper through the in-situ process;
  increases in expected wellfield costs including the number and scale up of wells, as well as drilling, material and labour costs;
  maintaining compliance with permits and changes in environmental regulations;
  catastrophic natural events such as drought, flooding or storms; or
  the breakdown or failure of equipment or processes.

It is not uncommon for mining developments to experience these factors during their construction, commissioning and production start-up, or indeed for such projects to fail or experience significant delays as a result of one or more of these factors occurring to a material extent.

There can be no assurance that the Company will complete the various stages of development necessary in order to achieve its strategy in the timeframe expected by the Company or at all. Any of these factors may have a material adverse effect on the development of Florence Copper and, consequently the Company's business, results of operations and activities, financial condition and prospects.

Our ability to complete construction and commencement of commercial production at Florence Copper is subject to our securing and being able to draw down on the required financings for this project.

While Florence Copper has obtained certain financing commitments, including from Mitsui under its Copper Purchase Agreement and from Société Générale under its commitment letter mandate, all of these funds have not yet been received and there remains risk that the conditions to meet the requirements for funding may not be met in the timeframe anticipated which could impact the timing of funding or whether funding committed is received at all. The Company is also dependent upon the Gibraltar Mine for cash flow to support its financing of Florence.

Without funds available to finance construction and development activities, Florence Copper may not be completed and the potential benefits of Florence Copper may never be realized. There can be no assurance that Florence Copper or our Other Development Projects will ever materially contribute to our revenues and capital expenditures for Florence Copper and our Other Development Projects may materially adversely affect our business and results of operations.

Furthermore, our future ability to secure debt financing for our operations may be impacted by initiatives of global banks to increase their commitments to "sustainable financing" and to ultimately achieve net-zero emissions in their lending portfolio. These commitments may reduce the availability or increase the cost of debt financing based on the perceived carbon intensity of a borrower's operations. We presently are unable to evaluate how global banks would assess the carbon intensity of our operations and any consequent impact that this assessment would have on our ability to secure future debt financing or the costs of securing this debt financing.

The need for infrastructure could delay or prevent us from developing our Other Development Projects.

The development of our Other Development Projects is subject to various requirements, including government permitting and the need to establish power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these services could prevent or delay development of our Other Development Projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

  the development of our projects will be commenced or completed on a timely basis, if at all;
  the resulting operations will achieve the anticipated production volume; or
  the construction costs and ongoing operating costs associated with the development of our Other Development Projects will not be higher than anticipated.

Our Other Development Projects are all located in British Columbia and the ability of the Company to develop these projects or the ability of the Company and third parties to develop the necessary infrastructure for these projects may be impacted by laws enacted by the Government of British Columbia or agreements entered into by the Government of British Columbia with indigenous groups. See below under "Aboriginal peoples' title claims and rights to consultation and accommodation and related governmental policies may impact our ability to expand our existing operations and proceed with our development projects."

Our Other Development Projects will all require substantial financing for completion, may not achieve anticipated production capacity, may experience unanticipated costs or may be delayed or not completed at all.

Our Other Development projects are at various stages of development and will each require substantial additional financing in order to develop them into commercial mining operations if we determine in the future to advance these projects to commercial production. The development of a mining project is a complex and challenging process that may take longer and cost more than initially projected, or may not be completed at all. In addition, anticipated production capacity may never be achieved. We may encounter unforeseen geological conditions or delays in obtaining required construction, environmental or operating permits or mine design adjustments. Operating delays may cause reduced production and cash flow while certain fixed costs, such as minimum royalties or loan payments, may still have to be paid on a predetermined schedule.

Moreover, completion of our Other Development Projects is subject to, among other things, the cashflows from Gibraltar and upon Florence Copper becoming a commercial operation, and the availability of additional financing if needed. There is no assurance that we may secure additional debt, equity or alternative financing to proceed with these projects if a decision is made to proceed to commercial development. In order to finance future developments of its projects, the Company may raise funds through the issuance of common shares, the issuance of debt instruments or other securities convertible into common shares or metal stream, offtake prepay or royalty arrangements.  The Company cannot predict the size of future issuances of securities, or the effect, if any that future issuances and sales or securities or other additional financings will have on the market price of our common shares or bonds. In addition, there is no assurance that project debt financing or metals or royalty financings will be available for these projects.

In addition, if Proven Mineral Reserves or Probable Mineral Reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. The combination of these factors may cause us to expend significant resources (financial and otherwise) on a property without receiving a return on investment.

We are subject to extensive governmental regulation of all aspects of our business.

Our operations and exploration and development activities are subject to extensive federal, provincial, state and local laws and regulations governing various matters, including:

  environmental protection;
  management and use of toxic substances and explosives;
  management of tailings and other wastes generated by our operations;
  management of natural resources;
  exploration and development of mines, production and post-closure reclamation;
  reclamation bonding requirements before the start of construction and during operation;
  exports;
  price controls;
  taxation;
  labour standards and occupational health and safety, including mine safety; and
  historic and cultural preservation.

Failure to secure approvals or comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in our incurring significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties.

We are subject to risks related to government regulation, permits, licenses and approvals.

Government regulations relating to mineral rights tenure, permission to disturb areas, land use and the right to operate can adversely affect Taseko. Our exploration, development and operations will require permits, licenses and approvals from various governmental authorities.

There can be no assurance that all necessary permits, licenses and approvals will be obtained, renewed or updated on a timely basis in order for us to carry out planned exploration, development or operational activities on our properties, including amendments to our existing permits at Gibraltar, and the planned development of our Other Development Projects, and, if obtained, renewed or updated, that the costs involved will not exceed those that we have estimated. For example, Gibraltar is required to maintain compliance with all conditions outlined in its operating permits and new environmental regulations may be introduced in the future that will require amendments to key Gibraltar operating permit conditions. There can be no assurance that these operating permits will be maintained or obtained. It is possible that the costs and delays associated with compliance with the regulations requiring that Taseko obtain and maintain such permits, licenses and approvals could result in Taseko not proceeding with the development or operation of its projects, or result in the curtailment of existing operations or plans.

Although Florence Copper has all the necessary permits for construction and operation of a commercial facility, there are conditions within the APP and UIC permits that are required to be met at various times and on an ongoing basis, including the completion of rinsing of the PTF wellfield before injection of solutions into the commercial wellfield can commence. Rinsing of the PTF wellfield is well advanced and the Company has plans to accelerate rinsing over the next year by increasing water storage capacity and permitting alternative and beneficial uses for site water. The Company expects to complete rinsing of the PTF wellfield well before construction of the commercial facility is finished, however there remains a risk that rinsing will not be completed in the anticipated timeframe and, if the permit conditions are not met, this could cause a delay in the start of production from the commercial facility.

There may also be future legal challenges to the validity of the UIC permit and other permits, licenses and approvals obtained by Florence Copper, and there can be no assurance that such challenges will successfully be defeated or that any amendments to its permits required as a result of such challenges will be approved. Obtaining, updating, amending or defending permits, licenses and approvals may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.

There can also be no assurance that all necessary permits, licenses and approvals for Taseko's Yellowhead Copper Project will be obtained.

There is considerable uncertainty as to our ability to obtain the required permits for development of the New Prosperity Project. Since 2019, the Company has been engaged in a confidential facilitated dialogue with the Tŝilhqot'in Nation, as represented by Tŝilhqot'in National Government, and the Province of British Columbia in order to obtain a long-term resolution of the conflict regarding Taseko's New Prosperity Projecty, acknowledging Taseko's commercial interests and the Tŝilhqot'in Nation's opposition to the project. However, there can be no assurance that the dialogue will result in an outcome that allows for the development of the New Prosperity Project. In addition, the Company has determined that, in light of the Company's current focus on Gibraltar and Florence Copper, and the Company's assessment of the relative value currently attributed to each of the Company's projects and its current operations, the Company does not consider the New Prosperity Project to be material at this time. The Company's assessment of materiality could change and the New Prosperity Project may again become material in the future.

The Company is reliant on rail transportation and port terminal services for delivery of its products from Gibraltar to overseas markets.

Copper concentrate production from Gibraltar is transported by rail to the Pembina port terminal in the Port of Vancouver utilizing the CN rail line. In the past, rail service to Vancouver has been disrupted by derailments, avalanches, wildfires, flooding, CN labour stoppages and other CN service related issues. Similar disruptions and service delays may occur again in the future. In the event of any sustained interruption to rail service, the Company would likely be limited to trucking in order to transport its production to this port terminal. Transporting concentrate production by truck is more expensive, not always available and subject to greater scheduling constraints to facilitate the timely loading of ships at the Port of Vancouver. The Port of Vancouver has also experienced labour strikes which impacted its availability and resulted in congestion and backlog that took several quarters to return to normal service levels. There are limited readily available alternatives for terminal services if the Port of Vancouver was unavailable for an extended period of time.

To the extent that climate change results in more frequent severe weather occurrences, we may experience increased frequency of transportation disruptions in future years which may again result in a disruption of our ability to ship concentrate and other products that we produce. In addition, the potential of increased frequency of severe weather events may ultimately result in increased transportation costs as transportation providers, including railways, undertake capital expenditures to improve the ability of the transportation infrastructure to withstand severe weather events or to repair damage from severe weather events in order to maintain services.

In the event that the Company is unable to transport its concentrate production by rail on a reliable basis over routine timing intervals, this could lead to increased transport costs and variability in the timing of the receipt of revenues which would have a material effect on the Company's business and financial condition.

Disruption to the services provided by the CN rail line or the Port of Vancouver in connection with the shipping of our copper concentrate could have a material adverse effect on our business.

Water supply, critical spare parts, maintenance service and new equipment and machinery may materially and adversely affect our operations and development projects.

Our mining operations require significant quantities of water for mining, ore processing and related support facilities.

Changes in the quantity of water, whether in excess or deficient amounts, may (a) impact development activities, mining and processing operations, water management and treatment facilities, tailings storage facilities, evaporation, closure and reclamation efforts, and (b) increase levels of dust in dry conditions and land erosion and slope stability in case of prolonged wet conditions. Both Gibraltar and Florence Copper generally have excess water from operations and from the environments in which they operate. Excess amounts of water pose other challenges that may be difficult to manage and could increase our costs. In the case of Gibraltar, the mine is permitted to discharge excess water gathered and stored from the tailings facility offsite subject to permit conditions and there are plans to construct a water treatment plant in the coming years to increase the discharge rates to reduce stored water on site. In the case of Florence Copper, as more water is pumped than injected through the ISCR process, commercial operations are dependent upon evaporation of excess water or beneficial and alternative use of the excess water for discharge on the site. Changes to our ability to handle excess water, including government regulation, could materially and adversely affect our business and results of operations and could result in increased costs impacting our financial condition. In extreme cases, it could require us to curtail or temporarily shut down operations and could prevent us from pursuing expansion opportunities.

In addition to water and energy, our mining operations require intensive use of equipment and machinery. Shortage in the supply of key spare parts or adequate maintenance service or new equipment and machinery to replace old ones and cover expansion requirements could materially and adversely affect our operations.

We may be adversely affected by our inability to control operating costs.

Our profitability depends in part on our ability to control operating costs. Inflationary pressures, which have significantly risen in recent years, on services, equipment, labour and other key inputs, such as diesel fuel, steel, electricity and other operating supplies, could cause operating costs at Gibraltar and Florence Copper to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project operating, development or construction costs, result in project delays, or both. Increases in operating costs at Gibraltar may materially adversely affect our business and results of operations. Changes in environmental regulation directed at climate change may result in our having to incur increased capital expenditures in order to ensure that our operations comply with these requirements, specifically any requirements that require reduction in the carbon intensity in our operations or incentivize the reduction in carbon intensity through carbon taxes or other financial measures.

Our ability to expand or replace depleted reserves and the possible recalculation of our reserves and resources could materially affect our business and results of operations.

Our reported Mineral Reserves and Mineral Resources are only estimates. No assurance can be given that the estimated Mineral Reserves and Mineral Resources will be recovered or that they will be recovered at the rates estimated. Mineral Reserve and Mineral Resource estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative. Mineral Reserve and Mineral Resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, changes in the mine plan or pit design, or increasing capital costs may render certain Mineral Reserves and Mineral Resources uneconomic and may ultimately result in a restatement of Mineral Reserves and/or Mineral Resources. Moreover, short-term operating factors relating to the Mineral Reserves and Mineral Resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect our profitability in any particular accounting period.

There are uncertainties inherent in estimating Proven Mineral Reserves and Probable Mineral Reserves and Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources, including many factors beyond our control. Estimating Mineral Reserves and Mineral Resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable. It is impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify and account for such occurrences in our assessment of Mineral Reserves and Mineral Resources may make mining more expensive and cost ineffective, which could have a material and adverse effect on our business and results of operations.

There is no assurance that Mineral Reserve and Mineral Resource figures are accurate, or that the Mineral Reserves or Mineral Resources can be mined or processed profitably. Mineral Resources that are not classified as Mineral Reserves do not have demonstrated economic viability. You should not assume that all or any part of the Measured Mineral Resources, Indicated Mineral Resources, or Inferred Mineral Resources will ever be upgraded to a higher category or that any or all of an Inferred Mineral Resource exists or is economically or legally feasible to mine.

In addition, since mines have limited lives based on proven and probable mineral reserves, we continually seek to replace and expand our reserves. Mineral exploration, at both newly acquired properties and existing mining operations, is highly speculative in nature, involves many risks and frequently does not result in the discovery of mineable reserves. If Proven Mineral Reserves or Probable Mineral Reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.

Any material reductions in estimates of Mineral Reserves and/or Mineral Resources, or our ability to extract those resources, could have a material adverse effect on our business and results of operations.

As our existing copper and molybdenum offtake agreements expire, our revenues and operating profits could be negatively impacted if we are unable to extend existing agreements or enter into new agreements due to competition, changing copper and molybdenum purchasing patterns, or other variables.

As our copper and molybdenum offtake agreements at Gibraltar expire, we will compete with other copper and molybdenum suppliers to renew these agreements or to obtain new sales. If we cannot renew these copper and molybdenum supply agreements with our customers or find alternate customers willing to purchase our copper and molybdenum, our revenue and operating profits would suffer.

Our customers may decide not to extend existing agreements or enter into new long-term contracts or, in the absence of long-term contracts, may decide to purchase less copper and molybdenum than in the past or on different terms, including under different concentrate pricing terms. To the degree that we operate outside of long-term contracts, our revenues are subject to pricing in the concentrate spot market that can be significantly more volatile than the pricing structure negotiated through a long-term copper and molybdenum concentrate supply agreement. This volatility could materially adversely affect our business and results of operations if conditions in the spot market pricing for copper and molybdenum concentrate are unfavourable.

Our ability to operate our Company efficiently could be impaired if we lose key personnel or fail to continue to attract qualified personnel. Our directors may have other interests which conflict with our interests.

We manage our business with a number of key personnel at each location, including key contractors, the loss of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified personnel and contractors. We cannot be certain that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel and contractors in the future. Failure to retain or attract key personnel could have a material adverse effect on us.

Certain of our directors also serve as directors or advisors to other companies involved in natural resource exploration, development and production. Such associations may give rise to actual or perceived conflicts of interest from time to time. All directors, employees/officers and key advisors of the Company are required by law or professional standards to act honestly and in good faith and to disclose any actual and potential conflicts of interest they might have to the Company.

There is no assurance that we will be able to renegotiate our existing union agreement for Gibraltar when it expires in May 2024.

We have a union agreement in place for our unionized employees at Gibraltar which expires in May 2024. If we are unable to renew this union agreement on acceptable terms when it becomes subject to renegotiation, we could experience a disruption of operations, higher labour costs or both. A lengthy strike or other labour disruption could have a material adverse effect on our business and results of operations.

We are subject to risks related to environmental matters.

All of our exploration, development, and mining operations are subject to environmental laws and regulations, which can increase our operating costs or delay or prohibit our operations altogether. Such laws and regulations include, federal, provincial, state, municipal and local environmental laws and regulations relating to emissions and discharges to air, soil and water, solid and hazardous waste, landfill operations, permitting obligations, remediation of contaminated soil and groundwater and the protection of threatened or endangered species and critical habitat. Many environmental laws and regulations require us to obtain and update permits for our activities from time to time, which may include environmental impact analyses, cultural resources analyses and public review processes. We must comply with stringent environmental legislation in carrying out work on our projects.

Environmental laws and regulations are evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Concerns over climate change, carbon emissions, water and land-use practices and the protection of threatened or endangered species and critical habitat could lead governments to enact additional or more stringent environmental laws and regulations that may require us to incur significant capital expenditures, pay higher taxes or fees, including carbon related taxes or otherwise could adversely affect our operations or financial conditions.

It is possible that future changes in environmental laws, regulations and permits, or changes in their enforcement or regulatory interpretation, could increase the cost of, or altogether prohibit, carrying out exploration, development, or operation of our projects or any other properties we may acquire. Further, compliance with new or revised environmental laws or regulations may result in delays to the exploration and development activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of our business, causing those activities to be economically re-evaluated at that time.

We may be subject to potential risks and liabilities associated with the protection of the environment, as a result of our mineral exploration, development and production. To the extent that we are subject to environmental liabilities, the payment of such liabilities or the costs that we may incur to remedy such liabilities would reduce funds otherwise available to us and could have a material adverse effect on us. If we are unable to fully remedy an environmental liability, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on us.

Our actual costs of reclamation and mine closure costs may exceed current estimates.

We are required to prepare and file reclamation and mine closure plans for Gibraltar with the B.C. Ministry of Energy, Mines and Low Carbon Innovation and to post security for the estimated costs to complete this reclamation and mine closure work. Security for reclamation obligations is returned once the site is reclaimed to a satisfactory level and there are no ongoing monitoring and maintenance requirements.

The Gibraltar reclamation and mine closure plans are updated every five years and the amount of security for reclamation bonding is agreed based on this plan. The most recent five year reclamation and closure plan was submitted in March 2022 and security of $108.5 million (100% basis) has been posted as of December 31, 2023 to meet reclamation bonding requirements for Gibraltar and this amount may need to be increased in the future.

Additional security in the amount of US$35 million has been provided to meet reclamation bonding requirements for the Florence Project and this amount will need to be increased in the future after the first few years of commercial operation. The Company has also recorded total provisions for environmental rehabilitation for all its properties of $145.8 million in its consolidated financial statements as of December 31, 2023, which has been calculated in accordance with International Financial Reporting Standards.

There is no assurance that our bonding requirements, the recorded provision for environmental rehabilitation, and the actual costs of reclamation and mine closure for each of our properties will not exceed current estimates or that the estimated costs will not increase in the future when our reclamation and mine closure plans are updated. Accordingly, the amount we are required to spend on reclamation and mine closure activities could be materially different from current estimates. Any additional amounts required to be spent on bonding requirements, reclamation costs, and mine closure activities could materially adversely affect our business and results of operations.

We are subject to risks related to the title of the properties that we own and lease.

Our mining operations are conducted on properties owned, subject to claims or leased by us from provincial and state governments. Although we have exercised reasonable due diligence with respect to determining title to properties we own or lease, there is no guarantee that title to such properties and other tenure will not be challenged or impugned. No assurances can be given that there are no title defects affecting the properties. There may be valid challenges to the title of our properties which, if successful, could make us unable to operate our properties as planned or permitted, or unable to enforce our rights with respect to our properties. In British Columbia, the rights of aboriginal peoples and their claims to much of British Columbia's land area are not settled and the B.C. government has announced an intention to introduce legislation that will recognize Aboriginal title over one part of B.C. (Haida Gwaii). In its September 26, 2023 decision in Gitxaala v. British Columbia (Chief Gold Commissioner), the British Columbia Supreme Court held that the Mineral Tenure Act (British Columbia)(the “MTA”), which is the basis for most mineral tenures in the Province of British Columbia, violated the Province’s duty to consult with Indigenous People by permitting the staking of mineral claims in their traditional territory before consulting with them.  The Court provided the Province with eighteen months to address the obligation to consult. The Province has separately committed to modernizing the MTA. The modernization is intended to bring the MTA into alignment with the United Nations Declaration on the Rights of Indigenous Peoples, pursuant to the BC Declaration on the Rights of Indigenous Peoples Act.   There is no certainty how these developments will ultimately affect our mineral tenure rights, particularly of our Other Development Projects, or our ability to obtain new tenures in British Columbia.

In addition, we may not be able to negotiate new leases or obtain contracts for properties containing surface, underground or subsidence rights necessary to develop any of our proven mineral reserves and probable mineral reserves at Florence Copper and our Other Development Projects. Furthermore, our leasehold interests could potentially be at risk if mining operations are not commenced during the term of the lease.

The Canadian and U.S. governments currently have in place or may in the future implement laws, regulations, policies or agreements that may negatively affect the Company's ownership rights with respect to its mineral properties or its access to the properties. These may restrain or block the Company's ability to advance the exploration and development of its mineral properties or significantly increase the costs and timeframe to advance the properties.

Our business requires substantial capital expenditures.

Our business is capital intensive and requires construction of new mines and infrastructure and maintenance of existing operations. Specifically, the exploration, permitting and development of reserves, mining costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. While the capital expenditures required to build-out Gibraltar have been spent, we must continue to invest capital to maintain or to increase the amount of reserves that we develop and the amount of metal that we produce. We make no assurances that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient financing to continue our production, exploration, permitting and development activities at or above our present levels and we may be required to defer all or a portion of our future capital expenditures. Moreover, increases in costs of key inputs may substantially increase our capital expenditures. Our business, results of operations and financial condition may be adversely affected if we cannot make such capital expenditures.

Increased competition could adversely affect our ability to attract necessary capital funding and could adversely affect our ability to acquire suitable mineral properties for development in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing copper or other metals. We are at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than we do. We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals. Increased competition could adversely affect our ability to attract necessary capital funding, or to acquire it on acceptable terms, or acquire suitable producing properties or prospects for mineral exploration in the future.

We are subject to risks related to litigation.

We are or may be subject to legal proceedings related to the development of our projects, our operations, titles to our properties, environmental issues and shareholder or other investor lawsuits. The causes of potential litigation cannot be known and may arise from, among other things, business activities, employment matters, including compensation issues, environmental, health and safety laws and regulations, tax matters, volatility in the price of our securities, failure to comply with disclosure obligations, claims relating to aboriginal title or rights, or labour disruptions at our mine sites.

Given the uncertain nature of these actions, the Company cannot predict the outcome of any such proceedings which proceedings, arbitrations or investigations could involve the United States and other foreign jurisdictions and, based on a judgment or a settlement agreement, could require the Company to significant litigation costs and pay substantial damages. Defense and settlement costs may be substantial, even with respect to claims that have no merit. If the Company cannot resolve these disputes favorably, its business, reputation, financial condition, results of operations and future prospects may be materially adversely affected.

There is no assurance that any of our expansion or development plans will not be opposed.

There is an increasing level of awareness relating to the environmental and social impacts of mining activities. Opposition to mining activities by communities or indigenous groups, including Indigenous peoples, may have an impact on our ability to proceed with the expansion or development of our projects and the timetable and costs for these projects. While we are committed to operating in a socially responsible manner, there can be no assurance that our community relations efforts will mitigate this potential risk. Obtaining, updating and defending the necessary governmental permits, licenses and approvals is a complex, time-consuming and costly process, the success of which is contingent upon many variables outside of our control. Obtaining, updating, or defending permits, licenses and approvals may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.

The planned development of Florence Copper has been subject to a number of legal challenges.

Opponents of Florence Copper have in the past, and may in the future, file legal challenges to the validity of permits, licenses and approvals sought and/or obtained by the Company in relation to Florence Copper, the defence of which can be a complex, time-consuming and costly process and there can be no assurance that such challenges will successfully be defeated, with success being contingent upon many variables outside of the Company's control. Similar legal challenges could occur again in the future and delay development of the commercial facility at Florence. Currently there are no legal claims in state or federal court relating to the Company's proposed development of Florence Copper.

If we are found to be in violation of anti-corruption or anti-bribery laws and regulations, it may result in significant penalties, fines and/or sanctions imposed on us which could result in a material adverse effect on our reputation, financial performance and results of operations.

Our operations are governed by, and involve interactions with, various levels of government in Canada and the United States. In addition to complying with the internal laws of each of those countries, we are required to comply with anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act and the Canadian Corruption of Foreign Public Officials Act, and the UK Bribery Act.

There has been a general increase in the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment of companies convicted of violating anti-corruption and anti-bribery laws. While we maintain safeguards for the prevention of corruption and bribery, should we be subject to an enforcement action or are found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on us which could result in a material adverse effect on our reputation, financial performance and results of operations. We may choose to operate in additional foreign jurisdictions in the future that have greater vulnerability to corruption and bribery practices, and we may become subject to additional anti-corruption and anti-bribery laws in such jurisdictions.

We face public health threats.

An outbreak of infectious disease, a pandemic or a similar public health threat (such as COVID-19 and any variants thereto), or a fear of any of the foregoing, could cause operating, supply chain and project development stoppages and delays and disruptions, labour shortages, reduced product demand, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). The possibility of a global recession arising from a public health threat and attempts to control it may impact metals demand and prices and could reduce available liquidity options. As a result, we may experience production below estimated levels, increased costs or significantly reduced revenue. This can lead to a material adverse effect on the financial performance, liquidity and results of operations.

Any failure or breach of our information technology ("IT") systems could disrupt our operations.

Our operations depend on our IT system. Like any company, the security of our IT systems, including user access, security of our sites and our corporate IT system, are an important part of our business and operations. And like any company, we are susceptible to internal and external threats to these systems. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect our reputation, operations or financial performance. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures and to address the threat of attacks. A cyber security incident resulting in a security breach or a failure to identify a security threat could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs, which could materially impact our business or reputation. Any of these and other events could result in information system failures, delays and/or increase in operating and /or capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. There is a risk that the Company may be subject to cyber-attacks or other information security breaches which could result in material loss to the Company.

The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature and sophistication of these cyber-attacks and potential security breaches. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority but may not ultimately defeat all potential attacks. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

We process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and violation of these privacy obligations could result in a claim for damages, regulatory action, loss of business, or unfavourable publicity.

We receive, store and process personal and other information from and about our employees, customers, and users of our web site.  As a result, we face the following risks:

  It may prove difficult to comply with all applicable laws and regulations in Canada, the United States, and other jurisdictions regarding privacy and the storing, use, processing, and disclosure and protection of personal information.
  The scope of these laws, regulations and how they are enforced is changing and may also be inconsistent with each other.
  We face the risk of failing, and being perceived as failing, to comply with these applicable laws and regulations and to protect the privacy of this information.
  As a result of the above, we face some legal and compliance uncertainty and these things could increase in our compliance costs.

Disclosure and internal control deficiencies may adversely affect us.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to our management, as appropriate, to allow timely decisions regarding required decisions. Taseko has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Our failure to satisfy the requirements of applicable Canadian and U.S. securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of our securities, including the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause Taseko to fail to meet its reporting obligations.

The increase in regulations surrounding climate change and related increase in compliance costs may have a material adverse effect on us.

Laws and regulations related to climate change and the emission of greenhouse gases are rapidly changing and developing, and new or existing laws and regulations relating to climate change, including potential cap-and-trade systems, carbon taxes and other requirements relating to reduction of carbon footprints and/or greenhouse gas emissions all could adversely affect our operations. Mining is an energy-intensive business, resulting in a significant carbon footprint

A number of governments and/or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Policy and regulatory risk related to actual and proposed changes in climate and water-related laws, regulations and taxes developed to regulate the transition to a low-carbon economy may result in increased costs for our operations, venture partners and our suppliers, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Regulatory uncertainty may incur higher costs and lower economic returns than originally estimated for new development projects and operations, including closure reclamation obligations. Increased regulation, such as the limiting of greenhouse gas emissions and introducing new carbon or water taxes, may adversely affect our operations and impact our compliance costs. Canada's federal and provincial legislations impose mandatory greenhouse gas emissions reporting requirements, to which our Gibraltar is subject.

The effects of climate change and extreme weather events could cause prolonged disruption of our operations or production efficiency.

The physical risks of climate change may have an adverse effect on our operations. Global climate change could exacerbate certain of the threats facing our business, including the frequency and severity of weather-related events (such as hurricanes, flooding, hailstorms, wildfires, snow, ice storms or extreme cold), resource shortages, changes in rainfall and storm patterns and intensities, water shortages and changing temperatures, which can (i) disrupt our operations by impacting the availability and cost of materials needed for mining operations or increasing insurance and other operating costs, (ii) damage our infrastructure or properties, and (iii) create financial risk to our business or otherwise have a material adverse effect on our results of operations, financial position or liquidity.

Such events could adversely affect the operations at our physical facilities or temporarily slow or halt operations due to physical damage to assets. They may also lead to reduced worker productivity as a result of on site safety protocols related to extreme temperatures or lightening events, worker aviation and bus transport to or from the site, and local or global supply route disruptions that may limit transport of essential materials, chemicals and supplies, which could have an adverse impact on our results of operations and financial position. An increase in frequency and duration of extreme weather conditions can be followed by extended power outages. Energy disruptions can have an adverse impact on our results of operations and financial position due to production delays or additional costs to ensure business continuity through reliable sources of on-site power generation.

These types of events or conditions could also have adverse effects on the workforce and on the local communities surrounding the areas where we operate, such as an increased risk of food insecurity, water scarcity, civil unrest and the prevalence of disease.

We make efforts to mitigate climate risks by ensuring that extreme weather conditions are included in our emergency response plans. However, there is no assurance that the response will be effective or that the physical risks of climate change will not have an adverse effect on our operations and profitability. These climate change related events may result in substantial costs to respond during the event, to recover from the event and possibly to modify existing or future infrastructure requirements to prevent recurrence.

We may suffer reputational losses that lead to increased challenges in developing and maintaining government and community relations, decreased investor confidence and act as an impediment to our overall ability to advance our projects, or to access equity or debt financing.

Our reputation can be impacted by the actual or perceived occurrence of any number of events, including, allegations of fraud or improper conduct, environmental non-compliance or damage, or the failure to meet our objectives or guidance. Publicity adverse to us could result from the actual or perceived occurrence of any number of events (for example, with respect to the handling of environmental matters, community relations or litigation), whether true or not. Any of these events could result in negative publicity to us, regardless of whether the underlying event is true or not. In addition, as a result of the increased usage and reach of social media and other internet platforms used to create and publish user-generated content, companies today are at much greater risk of losing control over how they are perceived in the marketplace.

In particular, our relationships and reputation, particularly with the communities in which we operate in are critical to the success of our existing operations and the construction and development of future projects. There is an increasing level of public attention and advocacy relating to the real and perceived effect of mining activities on the environment and communities impacted by those activities. Publicity adverse to us, our operations, or extractive industries generally, including as a result of anti-mining protests or publications, could have an adverse effect on us and may impact our reputation and relationship with the communities in which we operate, including the communities surrounding our key projects and other stakeholders.

Although we actively manage efforts on protecting our image and reputation, we do not ultimately have direct control over how it is perceived by others. Reputational loss may lead to increased challenges in developing and maintaining government and community relations, decreased investor confidence and act as an impediment to our overall ability to advance our projects, or to access equity or debt financing. While we are committed to operating in accordance with applicable laws and in a socially responsible manner, there can be no assurance that our efforts in this respect will fully mitigate this potential risk.

In addition, the Company's relationship with the host communities and host governments where it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations ("NGOs"), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or Taseko's operations or development activities specifically, could have an adverse effect on our reputation.

If securities or industry analysts do not publish research or publish inaccurate or unfavourable research about our business, the price and trading volume of the Common Shares could decline.

The trading market for the Common Shares will depend on the research and reports that securities or industry analysts publish about Taseko and its business. We do not have any control over these analysts, and we cannot assure that analysts will cover Taseko or provide accurate or favourable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of the Common Shares, the price of Common Shares would likely decline. If one or more of these analysts cease coverage of Taseko or fail to regularly publish reports, we could lose visibility in the financial markets, which could cause the price and trading volume of the Common Shares to decline.

Aboriginal peoples' claims to rights and title, related consultation and accommodation obligations of government, and changes to related government policies may impact our ability to expand our existing operations and proceed with our development projects.

Provincial and federal governments in Canada are required by law to consult with aboriginal peoples with respect to the issuance or amendment of project authorizations in Canada and to try to accommodate aboriginal peoples' needs to the extent considered appropriate. There is considerable uncertainty as to the meaning, implications and use of the word "accommodate." In practice, it is extraction industry participants who are often left to engage with affected local aboriginal communities with the goal often being the achievement of an impacts and benefits agreement. Such agreements may provide promises of priority for employment opportunities, the provision of commercial services such as transportation and catering, social, educational and environmental initiatives and cash payments. This consultation and accommodation may affect the timetable and costs of our development projects and may impact the manner in which we proceed with the development of these projects.

In addition, the federal government has passed the United Nations Declaration on the Rights of Indigenous Peoples Act and the BC government has enacted the Declaration on the Rights of Indigenous Peoples Act ("DRIPA").  Each of these acts commits governments to make legislative changes and other actions in furtherance of the United Nations Declaration on the Rights of Indigenous Peoples which may affect the development and operation of mining projects. Although we work to engage with and provide opportunities to Indigenous communities near our operations, the asserted rights of Indigenous peoples may adversely affect our ability to operate.  In addition, from time to time, our operations may be adversely affected by protests and social activism broadly related to indigenous rights and the reconciliation process in Canada.

Issues relating to Indigenous groups, including Indigenous Nations, Métis and others, have the potential for an impact on resource companies operating in Canada including Taseko. Risks include potential delays or effects of governmental decisions relating to granting of mineral claims and permits for mining projects  in light of the government's duty to consult and accommodate Indigenous groups in respect of Aboriginal rights or treaty rights, agreements governments may choose to enter into with Indigenous groups or steps governments may take in favour of Indigenous groups even if not required by law, related terms and conditions of authorizations and potential findings of Aboriginal title over land.  This includes potential Indigenous joint decision-making and consent agreements under the B.C. Declaration on the Rights of Indigenous Peoples Act related to mine.  To date such agreement have been negotiated or are being negotiated in respect of certain decision making under the Environmental Assessment Act and Land Act, but they are expected to be developed in other areas in accordance with the B.C. Declaration Act Action Plan.

Risks Related to Our Securities

Fluctuations in the market price of the Common Shares are often outside the control of the Company and could materially impact securityholders' investments in the Company and the Company's access to capital.

The market price of the Company's common shares may experience wide fluctuations which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the demand for copper and other metals and volatile trading due to unpredictable general market or trading sentiments. The market price of the Company's common shares are likely to increase or decrease in response to a number of events and factors, including:

  Taseko's operating performance and the performance of competitors and other similar companies;
  the breadth of the public market for the Shares and the attractiveness of alternative investments;
  volatility in copper and other metal prices;
  the number of Shares to be publicly traded after an offering pursuant to any prospectus or prospectus supplement;

  the public's reaction to the Company's press releases, material change reports, other public announcements and its filings with the various securities regulatory authorities;
  the arrival or departure of key personnel;
  changes in recommendations by research analysts who track the Common Shares or the shares of other companies in the sector;
  developments that affect the market for all resource sector securities;
  changes in general economic and/or political conditions (including inflation);
  acquisitions; and
  the other risk factors listed herein.

Many of these factors that could impact the market price of the Company's common shares are not directly related to Taseko's results or operations and are, therefore, not within Taseko's control. Accordingly, the market price of the common shares at any given point in time may not accurately reflect the long-term value of Taseko. Accordingly, the market price of the Company's common shares may decline even if the Company's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company's operations could be adversely impacted, and the trading price of the Shares may be materially adversely affected. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Taseko may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Multiple listings on the TSX, NYSE American and LSE may lead to an inefficient market in the Company's shares.

Multiple listing of the Common Shares will result in differences in liquidity, settlement and clearing systems, trading currencies, prices and transaction costs between the exchanges where the Common Shares will be quoted. These and other factors may hinder the transferability of the Common Shares between the three exchanges.

The Common Shares are quoted on TSX, NYSE American, and the LSE. Consequently, the trading in and liquidity of the Common Shares will be split between these three exchanges. The price of the Common Shares may fluctuate and may at any time be different on the TSX, the NYSE American and the LSE. This could adversely affect the trading of the Common Shares on these exchanges and increase their price volatility and/or adversely affect the price and liquidity of the Common Shares on these exchanges.

The Common Shares are quoted and traded in Canadian dollars on the TSX, in U.S. dollars on the NYSE American, and in pounds sterling on the LSE. The market price of the Common Shares on those exchanges may also differ due to exchange rate fluctuations.

Global economic conditions can reduce the price of the Common Shares.

Global economic conditions may adversely affect our growth, profitability and ability to obtain financing. Events in global financial markets in the past several years have had a profound impact on the global economy. As noted previously, COVID-19 has had dramatic impacts on many countries and on the global economy. Many industries, including the copper mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects, including: (i) contraction in credit markets could impact the cost and availability of financing and the Company's overall liquidity; (ii) the volatility of copper and other metal prices would impact the Company's revenues, profits, losses and cash flow; (iii) recessionary pressures could adversely impact demand for our production; (iv) volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs; and, (v) the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities.

Shareholder activism.

We have in the past been subject to, and may in the future become the target of, shareholder activist activities. The effects of shareholder activist activities could have a negative effect on Taseko and its business. We cannot predict with certainty the outcome of any future shareholder activist activities.

Legislative actions, potential new accounting pronouncements, and higher insurance costs may impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements are expected to occur in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. All of these uncertainties are leading generally toward increasing insurance costs, which may adversely affect our business, operations and our ability to purchase any such insurance, at acceptable rates or at all, in the future.

Risks Relating to the Senior Secured Notes and Credit Facility

Our high level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the senior secured notes.

Our high level of indebtedness could have important consequences to us.

  making it more difficult for us to satisfy our obligations with respect to the senior secured notes, Credit Facility and any other existing or future debt and other financing arrangements and obligations;
  limiting our ability to obtain additional financing to fund Florence Copper and our Other Development Projects, working capital, capital expenditures, acquisitions or other general corporate purposes;
  requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for investments, working capital, capital expenditures, acquisitions and other general corporate purposes; increasing our vulnerability to general adverse economic and industry conditions;
  limiting our flexibility in planning for and reacting to changes in the industry in which we operate;
  placing us at a disadvantage compared to other, less leveraged competitors; and
  increasing our cost of financing.

In addition, the senior secured note indenture and Credit Facility will, and any future debt and other financing obligations likely will, contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of some or all of our debt.

We and our subsidiaries may still be able to incur substantially more debt.  This could further exacerbate the risks associated with our high level of indebtedness.

The terms of the 2026 Secured Notes Indenture and Credit Facility will permit us to incur substantial additional indebtedness in the future, including to finance working capital, capital expenditures, investments or acquisitions. In addition, at December 31, 2023, Taseko was able to draw an additional US$60 million under the Revolving Credit Facility, subject to its terms and conditions.

Although the 2026 Secured Notes Indenture and our Credit Facility will limit our ability and the ability of our restricted subsidiaries to incur additional indebtedness, and to incur liens to secure such indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. To the extent that we incur additional indebtedness, the risks associated with our substantial leverage described above, including our possible inability to service our debt, would increase.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the 2026 Secured Notes, to make payments under our other financing arrangements and obligations and to fund planned capital expenditures and other general corporate purposes, among other things, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future capital will be available to us in an amount sufficient to enable us to make payments on or to refinance our indebtedness, including the notes, or to fund our other liquidity needs.

If our cash flows and capital resources are insufficient to allow us to make these payments, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our indebtedness, including the 2026 Secured Notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the 2026 Secured Notes, on commercially reasonable terms or at all, or that the terms of that indebtedness will allow any of the above alternative measures or that these measures would satisfy our debt service obligations. If we are unable to generate sufficient cash flow or refinance our debt on favorable terms, it would significantly adversely affect our financial condition, the value of our outstanding debt and our ability to make any required cash payments under our indebtedness.

The terms of existing indebtedness will, and future indebtedness may, restrict our current and future operations, particularly our ability to respond to changes in our business and to take certain actions.

The instruments governing our current indebtedness contain, and agreements governing future indebtedness will likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

  transfer and sell assets;
  pay dividends or distributions on our capital stock, repurchase our capital stock, make payments on subordinated indebtedness and make certain investments;
  make certain acquisitions;
  incur additional debt;
  create or incur liens on our assets;
  create restrictions on the ability of our restricted subsidiaries to pay dividends, make loans or sell assets to us or any of our restricted subsidiaries;
  merge, amalgamate or consolidate with another company; and
  enter into transactions with affiliates.

The covenants in the 2026 Secured Notes Indenture are subject to certain exceptions and qualifications. In addition, our Credit Facility contains financial covenants, including maintenance covenants that would require us to satisfy such covenants on an ongoing basis. Our ability to comply with these financial covenants can be affected by events beyond our control.

A breach of the covenants under the 2026 Secured Notes indenture or our Credit Facility, or under any agreements for future indebtedness, could result in an event of default under the applicable indebtedness. Such a default may allow the creditors of the defaulted indebtedness to accelerate the related debt and may also result in the acceleration of any other debt which has a cross-acceleration or cross-default provision to the related debt. Furthermore, if we were unable to repay the amounts due and payable under any secured arrangement, those respective lenders could proceed against the collateral securing such indebtedness, which could include our interest in Gibraltar and Gibraltar's interest in the JVOA. In the event our lenders or note holders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

As a result of restrictions contained in the 2026 Secured Notes indenture and our Credit Facility, and other indebtedness (including any future indebtedness) and financing arrangements, we may be limited in how we conduct our business, unable to raise additional debt or equity financing to operate during general economic or business downturns or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect our ability to grow in accordance with our strategy.

A lowering or withdrawal of the credit ratings assigned to our debt securities by rating agencies may adversely affect the market value of the senior secured notes, increase our future borrowing costs and reduce our access to capital.

Any credit rating assigned to us could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant.

Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. Credit ratings are not recommendations to purchase, hold or sell the notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the notes. Any downgrade by a rating agency could decrease earnings and may result in higher borrowing costs. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing.

The 2026 Secured Notes and our Credit Facility are denominated in U.S. dollars, and we may incur additional debt in the future denominated in U.S. dollars.

The 2026 Secured Notes and our Credit Facility are, and our future indebtedness may be, denominated in U.S. dollars. Fluctuations in exchange rates may significantly increase or decrease the amount of debt and interest expense recorded in our financial statements. We may employ derivative instruments to hedge foreign exchange risk related to our U.S. dollar denominated debt; however, no derivative instruments will protect against all fluctuations and the derivative instruments we employ may cause us to incur losses. We do not currently employ derivative instruments to hedge foreign exchange risk related to our U.S. dollar denominated debt.

We may not have the ability to raise funds necessary to finance any change of control offer required under the 2026 Secured Notes Indenture.

If a change of control (as defined in the 2026 Secured Notes Indenture) occurs, we will be required to offer to purchase the 2026 Secured Notes at 101% of their principal amount plus accrued and unpaid interest. Our ability to repurchase 2026 Secured Notes upon such a change of control would be limited by our access to funds at the time of the repurchase and the terms of our other debt agreements. The source of funds for any purchase of 2026 Secured Notes would be our available cash, cash generated from our subsidiaries' operations or other sources, including sales of assets and issuances of debt or equity. In addition, any future credit facility or other debt agreement that we may enter into in the future may contain provisions relating to a change of control. Upon a change of control, we may be required immediately to repay the outstanding principal, any accrued interest on and any other amounts owed by us under any future credit facility or other debt agreement that we may enter into in the future.  The source of funds for these repayments would be the same sources noted above to repurchase the notes upon a change of control.

However, we cannot assure you that we will have sufficient funds available or that we will be permitted by our other debt instruments to fulfill these obligations upon a change of control in the future, in which case the lenders under any secured debt instruments would have the right to foreclose on our assets, which would have a material adverse effect on us.  Furthermore, certain events that constitute a change of control could also constitute an event of default under any future indebtedness, and we might not be able to obtain a waiver of such defaults. In order to avoid the obligations to repurchase the notes upon a change of control, we may have to avoid transactions that would otherwise be beneficial to us.

The 2026 Secured Notes mature in 2026 and will require refinancing and our Credit Facility matures in 2026 and may not be extended.

With the issuance of the 2026 Secured Notes in March 2021, a substantial portion of the Company's debt now matures in 2026, exposing the Company to risks relating to the refinancing of such debt. While the Company currently intends to refinance the 2026 Secured Notes with new bonds, there is no certainty that the Company will be able to refinance the 2026 Secured Notes in their entire amount. Further the Company's ability to obtain debt financing will depend, inter alia, on prevailing financial market conditions at the time and the Company's business performance, including its successful construction and operation of the proposed mine at Florence Copper.

The Credit Facility matures in July 2026 but contains a springing maturity provision which advances its maturity date forward if the 2026 Secured Notes have not been refinanced by six months before their maturity date, or August 2025. There is no certainty that the Credit Facility springing mechanism won't be triggered and if drawn, the Credit Facility may need to be refinanced before the 2026 Secured Notes.

Successful refinancing of 2026 Secured Notes and Credit Facility is dependent upon a number of factors many of which are outside of the Company's control including the copper price which directly impacts the Company's profitability and debt capacity and capital market factors including prevailing interest rates at the time of refinance.

Furthermore, any additional debt financing may involve restrictive covenants, which may limit or affect the Company's operating and financial flexibility. In the event the Company cannot refinance its debt on acceptable terms or at all, this could adversely affect its ability to carry out its operations.

If the Company defaults under its other financing arrangements, that could cause acceleration of amounts dues which could put liquidity pressure on the Company.

The Company has entered into multiple financing arrangements as part of the way it finances its business, and which are common in the mining industry. These arrangements include the Osisko Silver Sale Agreement, Mitsui Copper Stream Agreement and the Taurus Royalty Purchase and Sale Agreement. In certain circumstances (which include, but are not limited to certain defaults by us under the terms of these agreements), the counterparties to these agreements could terminate or otherwise unwind these arrangements and seek damages or other liquidated amounts from us. We may enter additional financing arrangements in the future that have similar or other payment, default and termination provisions. We face the risk that some of the factors that may contribute to a possible future default under these arrangements are beyond our ability to control. If any of these events were to occur, we may not have the cash or financing capacity to make these payments, which could have a material adverse effect on our business and our ability to service and repay or refinance our indebtedness.

Dividends

The Company has not paid dividends to date and the Company has no plans to pay a dividend before construction of Florence Copper is completed. The Company will reassess its dividend policy when Florence Copper is in commercial production or if copper prices increase in the future at a sustainable level above current prices.

Pursuant to the 2026 Secured Notes indenture and Credit Facility, the Company is restricted from paying dividends if an event of default exists or would exist upon paying the dividend, and further restricts the total dividends that can be paid in any given year.

Description of Capital Structure

Equity

Share Capital

Taseko's share capital consists of an unlimited number of no par value common shares. As of March 27, 2024, there were 290,698,929 common shares issued and outstanding and 10,950,333 stock options outstanding. All shares are required by law to be issued only as fully paid and non-assessable.

The holders of Taseko's common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders.

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Taseko rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a wind-up.

There are no constraints imposed on the foreign ownership of securities of Taseko, however an acquisition of control of Taseko by a non-Canadian would be subject to a review by the Canadian government under its foreign investment laws if the aggregate acquisition price were to exceed certain thresholds all of which are much higher than the Company's current implied value.

Indebtedness and Other Financing Arrangements

Taseko

Senior Secured Notes

On February 10, 2021, the Company completed the US$400 million offering for the 2026 Secured Notes. The 2026 Secured Notes mature on February 15, 2026 and bear interest at an annual rate of 7.0%, payable semi-annually on February 15 and August 15. A portion of the proceeds were used to redeem the outstanding US$250 million 2022 Secured Notes due on June 15, 2022.

The 2026 Secured Notes are secured by liens on the shares of Taseko's wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement relating to the Gibraltar Mine, as well as the shares of Curis Holdings (Canada) Ltd. and Florence Holdings Inc. The 2026 Secured Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries. The 2026 Secured Notes also allow for up to US$145 million of first lien secured debt to be issued and up to US$50 million of debt for equipment financing, all subject to the terms of the 2026 Secured Notes indenture. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company's financial performance.

The Company may redeem some or all of the 2026 Secured Notes at any time on or after February 15, 2023, at redemption prices ranging from 103.5% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to February 15, 2023, all or part of the notes may be redeemed at 100%, plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. Until February 15, 2023, the Company may redeem up to 10% of the aggregate principal amount of the notes, at a redemption price of 103%, plus accrued and unpaid interest to the date of redemption. On a change of control, the 2026 Secured Notes are redeemable at the option of the holder at a price of 101%.

Revolving Credit Facility

On October 6, 2021, the Company closed a secured US$50 million Credit Facility. The Credit Facility is secured by first liens against Taseko's rights under the Gibraltar joint venture, as well as, the shares of Gibraltar Mines Ltd., Curis Holdings (Canada) Ltd., and Florence Holdings Inc. The Credit Facility will be available for capital expenditures, working capital and general corporate purposes.

On February 1, 2023, the Company entered into an agreement to extend the maturity date of the Credit Facility by an additional year to July 2, 2026. On June 30, 2023, the Company entered into an amended agreement with the lender, increasing the Credit Facility by US$30 million for a total of US$80 million.

Amounts outstanding under the Credit Facility bear interest at the Adjusted Term SOFR rate plus an applicable margin and have a standby fee of 1.00%. As at December 31, 2023, a total of US$20 million was advanced under the Credit Facility.

The Credit Facility has customary covenants for a revolving credit facility. Financial covenants include a requirement for the Company to maintain a senior debt leverage ratio, an interest coverage ratio, a minimum tangible net worth and a minimum liquidity amount as defined under the Credit Facility. The Company was in compliance with these covenants as at December 31, 2023.

Consideration Payable to Sojitz Corporation

On March 15, 2023, Taseko completed the acquisition of an additional 12.5% interest in the Gibraltar Mine from Sojitz. Gibraltar is operated through a joint venture which is owned 75% by Taseko and 25% by Cariboo. Under the terms of the Agreement, Taseko acquired Sojitz’s 50% interest in Cariboo, and an effective 87.5% interest in the Gibraltar Mine.

The acquisition price payable to Sojitz consisted of a minimum amount of $60 million payable over a five-year period and contingent performance payments that are payable annually over five years, depending on Gibraltar mine total copper revenues (including price adjustments) and annual average copper prices. An initial $10 million was paid to Sojitz upon closing and the remaining minimum amounts are payable in $10 million annual instalments between 2024 and 2028. There is no interest payable on the minimum amounts.

The annual contingent performance payments are only payable if the average LME copper price exceeds US$3.50 per pound in a year. The payments are calculated by multiplying Gibraltar Mine total copper revenues by a price factor, which is based on a sliding scale ranging from 3% at US$3.50 per pound copper to a maximum of 17% at US$5.00 per pound copper or above, and Sojitz’s attributable share of 12.5%. Total contingent performance payments cannot exceed $57 million over the five-year period, limiting the acquisition cost to a maximum of $117 million.

Cariboo

Consideration Payable to Dowa and Furukawa

On March 25, 2024, the Company announced that it had entered into a definitive agreement to acquire the remaining 12.5% interest in Gibraltar from Dowa and Furukawa.

An initial $5 million payment was made to Dowa and Furukawa shortly following closing. The remaining cash consideration will be repayable in annual payments commencing in March 2026. The annual payments will be based on the average LME copper price of the previous calendar year, subject to an annual cap based on a percentage of cashflow from the Gibraltar Mine. At copper prices below US$4.00 per pound, the annual payment will be $5 million, increasing pro-rata to a maximum annual payment of $15.25 million at copper prices of US$5.00 per pound or higher. The annual payments also cannot exceed 6.25% of Gibraltar's annual cashflow for the 2025 to 2028 calendar years, and 10% of Gibraltar's cashflow for the 2029 to 2033 calendar years.  Any outstanding balance on the minimum acquisition amount of $117 million will be repayable in a final balloon payment in March 2034.

Total consideration is capped at $142 million, limiting the contingent consideration to a maximum of $25 million. In addition, Taseko has the option to settle the full acquisition price at any time prior to 2029 by making total payments of $117 million.

The Company's minimum payment obligations are in the form of loans from Dowa and Furukawa to Cariboo. The loans are guaranteed by Taseko, and a portion of the loans are secured by Cariboo's 25% joint venture interest in the Gibraltar Mine. The loans contain minimum protective covenants including the requirement not to amend the joint venture agreement for the Gibraltar mine, or sell Cariboo's 25% interest in the joint venture.

Under the Cariboo offtake arrangements entered into in 2010, Dowa and Furukawa were entitled to receive 30% of Gibraltar's copper concentrate offtake for the life of mine, at benchmark terms. Upon closing of this acquisition, the Cariboo offtake agreement will be terminated and Taseko will retain full marketing rights for 100% of Gibraltar's concentrate offtake going forward.

Gibraltar Mines Ltd.

Purchase and Sale Agreement with Osisko

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko, whereby the Company received an upfront cash deposit payment of US$33 million for the Taseko's 75% share of payable silver production from the Gibraltar Mine until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of Taseko's 75% share of all future payable silver production from Gibraltar will be delivered to Osisko. Under the original agreement, Osisko paid US$2.75 per ounce for all the silver deliveries made under the contract however in 2020 this was subsequently reduced to zero. On June 28, 2023, the Company entered into an amendment to its silver stream with Osisko and received $13,586,000 for the sale of an equivalent amount of its 87.5% share of Gibraltar payable silver production until 6,254,500 ounces of silver have been delivered to Osisko. After that threshold has been met, 30.625% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. As of December 31, 2023, Taseko has delivered 1.1 million ounces under the agreement and expects to have delivered 5.9 million ounces by approximately 2040. The Osisko silver stream does not cover any attributable silver to Taseko's interest in Cariboo.

The silver sale agreement has a minimum term of 50 years and automatically renews for successive 10-year periods as long as Gibraltar mining operations are active. If the initial deposits are not fully reduced through silver deliveries at current market prices at time of the deliveries, a cash payment for the remaining amount will be due to Osisko at the expiry date of the agreement. The Company's obligations under the agreement are secured by a pledge of Taseko's 75% interest in the Gibraltar Joint Venture and shares of Gibraltar Mines Ltd.

Gibraltar Mine (i.e. Gibraltar Joint Venture)

Secured Gibraltar Equipment Loans

The equipment loans are secured by most of the existing mobile mining equipment at the Gibraltar mine and commenced between December 2022 and June 2023 with monthly repayment terms of 48 months and with interest rates ranging between 8.9% to 9.4%.

On June 20, 2023, the Company entered into an equipment financing agreement for the amount of US$9.6 million with monthly repayment terms of 48 months and the loan bears interest at the rate of 9.4%.

Lease Liabilities

Lease liabilities include the Company's outstanding lease liabilities under IFRS 16 for various equipment at the Gibraltar Mine. The lease liabilities have monthly repayment terms ranging between 12 and 84 months.

Letter of Credit Facilities

The Gibraltar Mine has in place a $7 million credit facility for the purpose of providing LCs to key suppliers of the Gibraltar Mine to assist with ongoing trade finance and working capital needs. Any LCs issued under the facility will be guaranteed by Export Development Canada under its Account Performance Security Guarantee program. The facility is renewable annually, is unsecured and contains no financial covenants.

Florence Copper

Mitsui Copper Stream Agreement

In December 2022, the Company signed agreements with Mitsui to form a strategic partnership to develop Florence Copper. Mitsui has committed to an initial investment of US$50 million in the form of a copper stream agreement at Florence Copper.

Under the terms of the copper stream agreement, Mitsui’s first deposit payment of US$10 million was available for drawdown after Florence Copper’s UIC permit, became effective, with additional US$10 million instalments paid each quarter thereafter to fund project construction. Florence Copper is also required to deliver to Mitsui certain deliverables within its control to satisfy conditions precedent to Mitsui’s initial and quarterly funding. Mitsui will receive 2.67% of the copper metal produced at Florence Copper (subject to specified penalty increases in participation in the event that construction is not completed within 24 months of the initial deposit date). Mitsui will pay a delivery price equal to 25% of the market price of copper delivered under the contract. The deposit will be applied to the differential between the market price and the 25% cash payment until the deposit is reduced to nil. The copper stream agreement will terminate once 40 million pounds of copper have been delivered to Mitsui.

The copper stream includes customary agreements relating to first lien security in favor of Mitsui against Florence Copper’s property and assets, with an agreed subordination to certain permitted indebtedness for the project. Such security will be released when the deposit is reduced to nil. Each of Taseko, Curis, Florence Holdings, Florence Copper Holdings and FC-ISR has provided an unsecured financial guarantee of Florence Copper’s obligations under the copper stream.

As part of the arrangement, Florence and Mitsui have entered into an offtake contract for 81% of the copper cathode produced at Florence Copper during the initial years of production. The offtake contract will terminate when the stream deposit has been reduced to nil or upon the earlier termination of the copper stream agreement.

Mitsui also received an option to invest an additional US$50 million for a 10% equity interest in Florence, which is exercisable by Mitsui within a three-year period following completion of construction of the commercial production facility. If Mitsui elects to exercise its equity option, these additional funds and the copper stream will be converted into a 10% equity interest in Florence. At that time, in addition to the copper stream terminating, the initial offtake agreement will cease and be replaced with a marketing agency agreement. Mitsui will retain customary minority protection rights upon becoming a 10% partner including restrictions on liens and indebtedness.

If the copper stream is not converted into an equity interest in Florence within the above-noted timeframe, Florence will have the right to buy-back 100% of the copper stream at a price based on an agreed commercial rate of return on Mitsui's investment. Furthermore, Mitsui's offtake entitlement would reduce from 81% to 30% for the remaining term of the offtake contract. If project completion of Florence Copper has not occurred by the third anniversary of the first US$10 million deposit payment (which will occur in January 2027), Mitsui may terminate the copper stream and demand repayment of the uncredited stream deposit.

Under the copper stream agreement with Mitsui, in certain circumstances following an event of default thereunder, Mitsui may terminate the agreement and demand payment of certain losses.

Mitsui's first US$10 million deposit payment was paid to Florence on January 26, 2024.

Florence Copper Equipment Loan Facility

On October 10, 2023, Florence entered into a Master Loan and Security Agreement (the "Master Agreement"), with Banc of America Leasing & Capital, LLC ("Banc of America") as lender. Under the terms of the Master Agreement, Banc of America can provide financing to Florence Copper from time to time for the acquisition of certain equipment pursuant to the promissory note to be issued in connection therewith. To secure the payment and performance of all obligations owing to Banc of America, Florence Copper granted to Banc of America a continuing security interest in and to the equipment financed pursuant to the Master Agreement. Additionally, Taseko provided an unsecured guarantee of Florence Copper's obligations to Banc of America.

Pursuant to the Master Agreement, Florence Copper LLC received US$20 million from Banc of America on October 10, 2023, which is scheduled to mature on October 25, 2028 and bears an interest rate of 9.39%. Principal and interest are payable in 60 consecutive monthly installments commencing on November 25, 2023. Florence Copper LLC also received US$5 million from Banc of America on December 11, 2023 at an interest rate of 9.06%. The principal and interest under this note are payable in 58 monthly installments commencing on January 25, 2024 until October 25, 2028 when the note matures.

The Master Agreement contains provisions requiring Florence Copper to maintain compliance with certain covenants. Among these are the requirements that (i) no lien, security interest or encumbrance be created on any equipment financed pursuant to the Master Agreement other than the security interest established under the Master Agreement, (ii) Florence Copper LLC insures each item of equipment against all risks, and (iii) Florence Copper LLC maintain comprehensive books and records regarding the use, operation, maintenance and repair of the equipment. The Master Agreement also contains certain customary events of default.

Senior Secured Project Financing Commitment

Florence Copper has received a credit committee approved commitment letter from Société Générale, under which a US$50 million senior secured debt facility will be provided by Société Générale to Florence Copper subject to completion of definitive documentation and the satisfaction of conditions precedent. The facility also contains a US$25 million uncommitted accordion feature which can be exercised by Florence in the future to increase its size to US$75 million if needed, subject to additional credit approval at that time.

The maturity date of the proposed facility will be five years from the date of closing, with no scheduled principal repayments until the maturity date when any outstanding amounts will be repayable. The facility will contain covenants and restrictions customary for a project loan facility. The facility will have a first lien charge over the assets and shares of Florence and an unsecured guarantee from Taseko until completion.

This proposed debt facility is subject to certain conditions and there is no assurance that Florence will receive it.

Ratings

The following table sets out the ratings of Taseko's senior secured notes due 2026 by the rating agencies indicated as at March 27, 2024:

Rating Agency
	S&P Global Ratings	Moody's Investors Service	Fitch Ratings Inc.
Senior Secured Notes	B-	B3	B-
Trend / Outlook	Stable	Stable	Stable

S&P Global Ratings ("S&P") credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. On July 19, 2023, S&P reaffirmed Taseko a corporate credit rating of B-/Stable.

The stable outlook reflects its view that Taseko will maintain sufficient liquidity to fund the development of Florence Copper, supported by favorable copper prices, along with higher production and lower cash costs, will support Florence development spending in 2023, with increased free operating cash flow generation and stronger credit measures once commercial production commences. In the meantime, the Company faces several risks common to development project construction, including cost overruns and commodity price volatility.

The ratings from AAA to D may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major categories. In addition, S&P may add a rating outlook of "positive", "negative" or "stable" which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).

Moody's Investors Service ("Moody's") credit ratings are on a long-term debt rating scale that ranges from AAA to CAA, which represents the range from highest to lowest quality of such securities rated. On December 8, 2023, Moody's assigned Taseko a corporate family credit rating of B3/stable and a credit rating of B3/LGD4 on the senior secured notes due 2026 with a stable outlook. Moody's cited that Taseko is constrained by 1) the concentration of cash flows from primarily one metal (copper) at a single mine 2) by the inherent price volatility of copper which periodically results in high leverage during trough market prices 3) execution risk for Florence Copper that includes permitting, and the technical risks of in-situ mining, which has not been used for a large scale copper project to date and 4) expected negative free cash flow before the Florence project starts producing. Taseko benefits from its mine locations in favorable mining jurisdictions and long reserve life at Gibraltar and Florence. Taseko's metrics have historically demonstrated volatility, as changes in ore grade, strip ratio, copper prices, and the Canadian/US exchange rate can substantively change leverage. Moody's view that Taseko's liquidity is adequate over the next 12 months.

Moody's appends numerical modifiers 1, 2 and 3 to each generic rating classification from AA through C. The modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of the generic category.

Fitch Ratings Inc. ("Fitch") credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. On November 17, 2023, Fitch reaffirmed Taseko a corporate credit rating of B-/Stable. According to Fitch, this rating reflects Taseko's small size, concentration on one operation and cost position in the fourth quartile of the global copper cost curve. The Gibraltar Mine benefits from a stable production profile, a favorable mining jurisdiction and a long mine life. The stable outlook reflects Fitch's view that the Florence Project will go forward and limited Florence project financing.

The ratings from AAA to D may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major categories. In addition, Fitch may add a rating outlook of "positive", "negative" or "stable" which assesses the potential direction of a long-term credit rating over the intermediate term.

The credit ratings accorded to the senior secured notes by S&P, Moody's, and Fitch are not recommendations to purchase, hold or sell the senior notes as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

Market for Securities

Taseko's common shares are listed on the TSX, NYSE American, and the LSE under the symbols TKO, TGB, and TKO, respectively. The following table shows the price ranges and average daily trading volume ("ADTV") traded by month in 2023, based on trading information published by each exchange.

	TSX			NYSE American			LSE
2023	High (C$)	Low (C$)	ADTV	High (US$)	Low (US$)	ADTV	High (GB£)	Low (GB£)	ADTV
December	1.98	1.56	225,197	1.50	1.15	1,019,722	1.10	0.91	6,431
November	1.89	1.47	176,927	1.39	1.06	665,937	1.13	0.88	2,766
October	1.71	1.45	126,678	1.26	1.05	660,378	1.13	0.85	3,897
September	2.16	1.69	259,835	1.60	1.23	1,183,682	1.20	1.08	2,827
August	1.98	1.72	249,902	1.49	1.27	681,436	1.10	0.95	2,645
July	2.04	1.81	216,490	1.55	1.34	850,428	1.10	1.10	896
June	1.99	1.67	200,917	1.50	1.23	924,403	1.10	1.05	3,099
May	2.32	1.61	278,198	1.71	1.18	950,840	1.30	1.00	2,549
April	2.39	2.17	243,199	1.79	1.59	989,824	1.40	1.28	6,440
March	2.51	1.95	357,290	1.84	1.40	1,387,040	1.43	1.20	5,907
February	2.45	2.08	416,612	1.85	1.54	1,373,835	1.45	1.33	2,000
January	2.53	2.00	336,974	1.90	1.46	1,288,990	1.50	1.20	5,218

Directors and Officers

As at March 27, 2024, the directors and executive officers of Taseko, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 9,819,316 common shares, representing less than five percent of the total number of common shares outstanding before giving effect to the exercise of options to purchase common shares held by such directors and executive officers. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Taseko as a group is based upon information furnished by the directors and officers as reflected on SEDI (www.sedi.com).

Name, Position and Office, and Province or State and Country of Residence	Period as a Director and/or Officer of Taseko
Directors
Anu Dhir, Director Toronto, Ontario, Canada	Since September 2017
Robert A. Dickinson, Director Lions Bay, British Columbia, Canada	Since January 1991
Russell E. Hallbauer, Director West Vancouver, British Columbia, Canada	Since July 2005
Stuart McDonald, President, Chief Executive Officer and Director North Vancouver, British Columbia, Canada	Since September 2013
Rita Maguire, Director Phoenix, Arizona, USA	Since June 2022
Peter Mitchell, Director Naples, Florida, USA	Since June 2020
Kenneth Pickering, Director Chemainus, British Columbia, Canada	Since December 2018
Ronald W. Thiessen, Chairman of the Board and Director West Vancouver, British Columbia, Canada	Since October 1993
Executive Officers
Brian Bergot, Vice President, Investor Relations North Vancouver, British Columbia, Canada	Since March 2014
Bryce Hamming, Chief Financial Officer North Vancouver, British Columbia, Canada	Since June 2019
Sean Magee, Vice President Corporate Affairs Vancouver, British Columbia, Canada	Since September 2021

Name, Position and Office, and Province or State and Country of Residence	Period as a Director and/or Officer of Taseko
Terry Morris, Vice President, Operations Vancouver, British Columbia, Canada	Since October 2023
Robert Rotzinger, Vice President, Capital Projects West Vancouver, British Columbia, Canada	Since December 2012
Trevor Thomas, General Counsel and Secretary Vancouver, British Columbia, Canada	Since August 2008
Richard Tremblay, Chief Operating Officer Vancouver, British Columbia, Canada	Since June 2019
Richard Weymark, Vice President, Engineering North Vancouver, British Columbia, Canada	Since July 2021

At the annual general meeting held in June 2023, all the directors listed above, were re-elected as directors. All directors have a term of office expiring at the next annual general meeting of Taseko.

All officers have a term of office lasting until their removal or replacement by the Board of Directors. However, there are certain employment agreements in place with respect to these persons which will affect any termination of services.

Committees of the Board of Directors

Audit and Risk Committee

The Audit and Risk Committee is comprised of Peter Mitchell (Chair), Ronald W. Thiessen, and Anu Dhir.

Compensation Committee

The Compensation Committee is comprised of Kenneth Pickering (Chair), Anu Dhir, and Peter Mitchell.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of Anu Dhir (Chair), Robert A. Dickinson, and Kenneth Pickering.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee is comprised of Kenneth Pickering (Chair), Robert A. Dickinson and Russell Hallbauer.

Project Committee

The Project Committee is comprised of Russell Hallbauer (Chair), Kenneth Pickering, and Peter Mitchell.

Principal Occupations and Other Information

Anu Dhir, B.A. JD. - Director

Ms. Dhir has over 20 years' experience in the resources sector, most recently, as a co-founder and executive of ZinQ Mining, a private base and precious metals company which focuses on the Latin American Region. Prior to ZinQ Mining, she was Vice President, Corporate Development and Corporate Secretary at Katanga Mining Limited. Ms. Dhir is the chair of privately held Heritage Environmental Services, LLC.

Ms. Dhir currently serves as a non-executive director of Capital Drilling, an LSE listed mining services company and serves on the Board of TSX-listed Montage Gold Corp.

Ms. Dhir is a graduate of the General Management Program (GMP) at Harvard Business School and has a law degree (Juris Doctor) from Quinnipiac University and a Bachelor of Arts (BA) from the University of Toronto.Ms. Dhir is, or within the past five years, was a director of the following public companies:

Company	Positions Held	From	To
Golden Star Resources	Director	February 2014	January 2022
Taseko Mines Limited	Director	September 2017	Present
Lomiko Metals Inc.	Director	December 2021	December 2022
Montage Gold Corp.	Director	May 2022	Present
Capital limited	Director	November 2023	Present

Robert A. Dickinson, B.Sc., M.Sc. - Director

Mr. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for which Hunter Dickinson Services Inc. provides services.

He holds B.Sc. (Economic Geology) and M.Sc. (Finance) degrees from the University of British Columbia (BC). A strong advocate for the minerals industry, he is a long time Director of the Britannia Mine Museum and trustee of MineralsEd, a very successful mineral resources education program developed for all BC teachers.

Mr. Dickinson was Canada's Mine Developer of the Year in 1990 and British Columbia's Mining Person of the Year in 2000. He and the HDI directors received the Pacific Ernst & Young Entrepreneur of the Year in 2004 and he and the Northern Dynasty team won the Thayer Lindsley International Discovery Award for the Pebble East deposit in 2007. He has also been recognized with the 2008 A.O. Dufresne Award for his contributions to exploration and mining in British Columbia and the 2010 Charles F. Rand Memorial Gold Medal for distinguished achievement in mining administration. In 2012, Mr. Dickinson and co-founder of HDI, Robert Hunter were inducted into the Canadian Mining Hall of Fame in recognition of their demonstrated outstanding lifetime achievements benefiting the Canadian minerals industry.

Mr. Dickinson is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Blackwolf Copper and Gold Ltd.	Director	November 2009	August 2020
Northcliff Resources Ltd.	Director	June 2011	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2003	February 2019
	Director	May 2022	Present
	President and CEO	December 2017	February 2019
	Chairman	May 2022	Present
Taseko Mines Limited	Director	January 1991	Present

Russell E. Hallbauer - Director

Mr. Hallbauer has been an integral part in the mining industry for the past 35 years. Since joining Taseko in 2005 as President, CEO and Director, Mr. Hallbauer has led the Taseko team in the advancement of the Company through production expansion and asset acquisitions. In 2021, Mr. Hallbauer retired from his position of President and CEO, but remains a Director of Taseko.

Prior to joining Taseko, Mr. Hallbauer was Senior Mining Executive at Teck Cominco Ltd. where he oversaw the Highland Valley Copper mine in central BC and was Chairman of the Joint Venture Compañía Minera Antamina in Peru. Mr. Hallbauer has also served as Teck Cominco's General Manager of Coal Operations responsible for the Bullmoose, Quintette and Elkview Mines.

A British Columbia Institute of Technology and Colorado School of Mines alumnus, he has been recognized as a leader in the mining industry receiving the Ernst & Young Entrepreneur of the Year award in 2010. In addition, Mr. Hallbauer was awarded the Selywn Blaylock Award from Canadian Institute of Mining and Metallurgy in recognition of his work in the advancement and development of the mineral industry in Western Canada.

Mr. Hallbauer is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	President	July 2005	June 2019
	Chief Executive Officer	July 2005	June 2021
	Director	July 2005	Present

Stuart McDonald, CPA, CA - President, CEO and Director

Mr. McDonald is a senior corporate executive with over 25 years of experience in mining, corporate development, finance and management roles. He joined Taseko as Chief Financial Officer in 2013 and was appointed President & CEO in July 2021. Mr. McDonald has been a key member of the team that acquired and developed Florence Copper, which is now poised to become a major new supplier of low-carbon copper in Arizona. He has also led Taseko through several significant transactions, including the company's most recent US$400 million bond refinancing, and strategic partnership with Mitsui.

Prior to Taseko, Mr. McDonald was CFO of Quadra FNX Mining Ltd. and its predecessor Quadra Mining Ltd., a mid-tier copper producer with five operating mines in Canada, Arizona, Nevada, and Chile. He also held senior executive roles with Yukon Zinc Corp. and Cumberland Resources Ltd. prior to its acquisition by Agnico-Eagle Mines in 2007.

A graduate of the University of British Columbia, Mr. McDonald holds a Bachelor of Commerce (Finance) degree and is a Chartered Professional Accountant (CPA).

Mr. McDonald is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Chief Financial Officer	September 2013	June 2019
Taseko Mines Limited	President	June 2019	Present
Taseko Mines Limited	Chief Executive Officer	June 2021	Present
Taseko Mines Limited	Director	September 2021	Present

Peter Mitchell, CPA - Director

Mr. Mitchell is a Chartered Professional Accountant (CPA-CA) with over 35 years of senior financial management experience in both public and private equity sponsored companies. Most recently, he was Senior Vice President and Chief Financial Officer of Coeur Mining, Inc., a precious metals producer operating mines throughout North America. Peter joined Coeur in 2013 and was responsible for investor relations, financial planning and analysis, financial reporting, information technology, tax and compliance, in addition to serving as a key team member on the company's acquisition and divestiture team as well as leading all capital markets activity in multiple equity and debt financings.

Previously, he held executive leadership positions in finance and operations with a variety of U.S. and Canadian companies, among them Taseko Mines Limited, Vatterott Education Centers, Von Hoffmann Corporation and Crown Packaging Ltd. He is currently a member of the Board of Directors of Stabilis Energy, Inc and Northcliff Resources Ltd where in both cases, he is also the Audit Committee Chair. He is an independent director and non-executive chairman of Montage Gold Corp. He earned a BA in Economics from Western University and an MBA in Finance from the University of British Columbia.

Mr. Mitchell is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Coeur Mining Inc.	Chief Financial Officer	June 2013	December 2018
Montage Gold Corp.	Director and Chairman	September 2019	Present
Northcliff Resources Ltd.	Director	June 2011	Present
Stabilis Solutions Inc.	Director	July 2019	Present
Taseko Mines Limited	Director	June 2020	Present

Kenneth Pickering - Director

Mr. Pickering is a Professional Engineer and mining executive with 45 years of experience in the natural resources industry, building and operating major mining operations in Canada, Chile, Australia, Peru and the US. Mr. Pickering is currently an international mining operations and project development private consultant. Prior to this role he held a number of senior positions worldwide over a 39 year career with BHP Billiton Base Metals including President of Minera Escondida Ltda. He is a graduate of the University of British Columbia (BASc) and AMP Harvard Business School.

Mr. Pickering was intimately involved in the planning, development and initial operation of the Escondida copper project and through several subsequent expansion phases that placed Escondida as the single largest copper mine in the world, producing 1.4 million tonnes of copper per year.

Mr. Pickering is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Enaex S.A. Chile	Director	May 2011	May 2018
Endeavour Silver Corp.	Director	August 2012	Present
Northern Dynasty Minerals Ltd.	Director	September 2013	Present
Teck Resources Limited	Director	March 2015	September 2022
Taseko Mines Limited	Director	December 2018	Present

Ronald W. Thiessen, CPA, FCA - Chairman of the Board and Director

Mr. Thiessen holds a BComm degree from the University of Saskatchewan and a Chartered Professional Accountant designation. Since the 1980's, he has concentrated on the management and financing of public and private companies. As Director of Corporate Development for HDI, beginning in 1996, and as President and Chief Executive Officer since 2000, he and his associates have completed in excess of 20 property or project acquisitions, raised over $1.4 billion in equity financing, and built an impressive portfolio of advanced mineral exploration, development and mining projects.

Mr. Thiessen and the HDI directors won the Pacific Ernst & Young Entrepreneur of the Year in 2004, and he and the Northern Dynasty team received the Thayer Lindsley International Discovery Award for the Pebble East deposit in 2007. He was awarded the E.A. Scholz Award for excellence in mine development in 2008 and was named the Business Person of the Year by the Canada-Southern Africa Chamber of Business in 2011. Most recently, he was presented with the 2013 William Lawrence Saunders Gold Medal from the Society for Mining, Metallurgy & Exploration and a fellowship (FCPA, FCA) from the Chartered Professional Accountants of British Columbia.

Mr. Thiessen is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and CEO	November 2001	Present
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

Rita Maguire - Director

Ms. Maguire is a practicing attorney in Phoenix, Arizona focusing her legal practice in the areas of water, environmental, mining and administrative law. Ms. Maguire represents clients in legal matters involving regulatory compliance and permitting, water management and conservation, environmental litigation, and land use planning. Ms. Maguire has served as the founding President and CEO of the Arizona Center for Public Policy, as Director of the Arizona Department of Water Resources and as Deputy Chief of Staff for Governor Fife Symington. She began her career with Conoco-Phillips, in the International Crude Oil Trading Department at its headquarters in Houston, Texas.

Ms. Maguire holds three degrees from Arizona State University: a Juris Doctorate received in 1988, a Masters in Business Administration received in 1979, and a Bachelor of Science received in 1977. She was awarded an AV-Preeminent Rating by Martindale-Hubbell, and was awarded the Michael J. Brophy Distinguished Service Award by the Environmental Law and Natural Resources Section of the Arizona State Bar. In 2001, Ms. Maguire was awarded the Outstanding Alumnus of the Sandra Day O'Connor College of Law.

Ms. Maguire is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	June 2022	Present

Brian Bergot - Vice President, Investor Relations

Mr. Bergot has been a member of the Taseko team since 2006. Beginning in marketing and logistics, he has held roles of ever-increasing responsibility, culminating in his appointment as Taseko's Vice President, Investor Relations in 2014.

With more than 30 years in the natural resource and investor relations, he has been responsible for expanding the Taseko's shareholder base in the North American and European markets.

Prior to his career in mining, Brian spent 14 years at Methanex Corporation, a $4 billion BC-based chemical company. At Methanex, he held a number of corporate and operational roles including investor relations and marketing and logistics.

Mr. Bergot is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Investor Relations	March 2014	Present

Bryce Hamming, CFA, CPA, CA - Chief Financial Officer

Mr. Hamming joined Taseko in 2018 and was appointed Chief Financial Officer in June 2019.

With more than a 20-plus year finance career, Mr. Hamming is responsible for Taseko's corporate finance, corporate development, treasury, tax and accounting oversight. Mr. Hamming has played a key role in Taseko's financing activities since joining the company, which includes negotiating and executing elements of Taseko's US$400 million 7.0% Senior Secured Notes, US$80 million Credit Facility, the acquisition of Cariboo and Florence financing initiatives including Mitsui's strategic investment and Taurus' royalty investment.

Prior to joining the Taseko team, Mr. Hamming was a financial advisor to Seaspan Corporation on a variety of business development and corporate finance initiatives, CFO of Northcliff Resources, and a corporate finance director with Hunter Dickinson group, working on their various mining development projects across North America. Internationally, Bryce was a member of the Royal Bank of Scotland's debt capital markets origination team, and Ernst & Young LLP's mining transaction advisory groups, both based out of London, UK. He articled in Canadian tax with KPMG LLP (Vancouver).

A Chartered Financial Analyst (CFA) and Chartered Professional Accountant (CPA), Mr. Hamming earned his Bachelor of Business Administration from Simon Fraser University.

Mr. Hamming is, or within the past five year was, an officer of the following public companies.

Company	Positions Held	From	To
Northcliff Resources Ltd.	Chief Financial Officer	June 2011	March 2019
Taseko Mines Limited	Chief Financial Officer	June 2019	Present

Sean Magee - Vice President, Corporate Affairs

Mr. Magee joined Taseko in September 2021 as Vice President Corporate Affairs and is responsible for leading Taseko's public affairs and community relations programs, as well as for government relations, corporate communications, media, and policy initiatives.

Mr. Magee has more than 25 years' experience as a public affairs professional supporting mining and other natural resource industries in Canada and throughout North America - most recently as Principal of regulatory and public affairs consulting firm One-eighty Consulting Group Inc., and previously in senior executive roles with a number of publicly traded companies. In these roles, he provided senior public affairs and management counsel to a suite of mineral exploration and development, mining and energy companies, with direct responsibility for strategic communication planning, issues and crisis management, ESG and sustainability programs and partnerships, public and stakeholder consultation, Indigenous engagement, government relations and reputation management.

He is a former journalist, speechwriter and media trainer, with extensive experience working on high profile development projects in Canada and the United States.

Mr. Magee is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Corporate Affairs	September 2021	Present
Northern Dynasty Minerals Ltd.	Vice President, Public Affairs	July 2015	August 2021

Robert Rotzinger, P.Eng. - Vice-President, Capital Projects

Mr. Rotzinger has been employed with Taseko and its predecessors for more than 25 years, beginning as a mechanical engineer and steadily progressing to more senior roles. Rob has been a key contributor to the Company's $800 million capital investment program at Gibraltar, overseeing the $325 million Gibraltar Development Plan 3, as well as the Florence Copper development in Arizona, and other future capital projects.

In 2008 Rob was recognized with a PowerSmart Award from BC Hydro for Outstanding Energy Efficient Project, and again in 2010 for the Application of New Energy Efficient Technology. Also in 2010, he was the co-recipient of the Association of Mineral Exploration of British Columbia's (AMEBC) E.A. Scholz Award for Excellence in Mine Development for the modernization projects at Gibraltar Mine. His most recent peer recognition was in 2015 when named Mineral Processor of the Year by the Canadian Mineral Processors (CMP) Group.

The current Chair of the Mining Association of B.C., Robert earned a Bachelor of Applied Science (Mechanical Engineering) from the University of British Columbia. He is a Professional Engineer (P.Eng.) registered with Engineers and Geoscientists B.C.

Mr. Rotzinger is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Capital Projects	December 2012	Present

Terry Morris - Vice President, Operations

Mr. Morris is a professional mining engineer with nearly 20 years of experience in mining operations management, mine planning, and regulatory compliance. He joined Taseko in 2023 and is responsible for overseeing and providing guidance on operational aspects across the entire organization, including Gibraltar, Florence Copper, and the Company's developmental projects.

Prior to joining Taseko, Mr. Morris was with Barrick Gold in mine management roles at Pueblo Viejo in the Dominican Republic, and the Turquoise Ridge and Phoenix mines in Nevada, USA. He previously held senior operating and management roles with Peabody Australia, Westmoreland Coal and Teck Resources.

Mr. Morris holds a Bachelor of Science in Mining Engineering from the University of Alberta and a Graduate Diploma in Business Administration from Simon Fraser University.

Mr. Morris is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Operations	October 2023	Present

Trevor Thomas, LLB - Secretary

Mr. Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in-house positions and is currently general counsel for Hunter Dickinson Inc. Prior to joining Hunter Dickinson Inc. he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Blackwolf Copper and Gold Ltd.	Secretary	July 2013	August 2020
Electric Royalties Ltd.	Secretary	June 2020	November 2021
Badlands Resources Inc.	Director	September 2016	Present
Northcliff Resources Ltd.	Secretary	June 2011	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Quadro Resources Ltd.	Director	June 2017	Present
Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
	President and CEO	February 2019	February 2024
	Director	February 2019	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
RE Royalties Ltd.	Secretary	November 2018	October 2022
Taseko Mines Limited	Secretary	August 2008	Present
	General Counsel	June 2022	Present

Richard Tremblay, P.Eng., MBA - Chief Operating Officer

Mr. Tremblay possesses over 30 years of experience in mining, specializing in Open Pit Mining and Mineral Processing. Mr. Tremblay joined Taseko as General Manager at the Gibraltar Mine in 2014, was appointed Vice President & General Manager in 2016, Vice President Operations in 2019 and Senior Vice President, Operations in 2021 before being appointed COO in December 2023.

At Taseko, Mr. Tremblay's responsibilities include the overseeing of the permitting process and operations of Florence Copper in Arizona, as well as operations at Taseko's flagship Gibraltar Mine and all the development projects.

Prior to joining Taseko, Mr. Tremblay's experience includes roles ranging from Superintendent to Vice President, Operations, with Teck Coal and Elk Valley Coal Corporation. Highly regarded and active in the industry, he was named 2018 Mining Person of the Year by the Mining Association of BC for his work on the BC Health, Safety and Reclamation Code Committee and the Mining Jobs Task Force. From 2007 to 2009, he served as the Chair of the B.C. Mine Managers Committee.

Mr. Tremblay earned a Master of Business Administration (MBA) from Simon Fraser University, and a Bachelor of Science (Chemical Engineering) from Queen's University. He is a Professional Engineer (P.Eng.) registered with Engineers and Geoscientists BC.

Mr. Tremblay is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Senior Vice President, Operations	June 2019	December 2023
	Chief Operating Officer	December 2023	Present

Richard Weymark, P.Eng. - Vice President, Engineering

Mr. Weymark joined Taseko as Chief Engineer in July 2018 and was appointed Vice President, Engineering in July 2021. Prior to joining Taseko, he held progressively senior roles at Teck Resources' Highland Valley Copper operations in mine engineering, mine operations, business improvement and tailings dam construction.

Mr. Weymark's primary focus is the advancement of the engineering and environmental aspects of Taseko's pipeline of development projects. Under Richard's leadership, Taseko has added 6 additional years of mine life at Gibraltar and enhanced both the economic and environmental performance of the Yellowhead Project design.

Mr. Weymark is a Qualified Person as defined by NI 43-101. He holds a Bachelor of Applied Science in Mining Engineering from the University of British Columbia (UBC), a Master of Business Administration from Queen's University and is a Professional Engineer (P.Eng.) registered with Engineers and Geoscientists BC. He is a member of the UBC Mining Engineering Department Industry Advisory Committee and an executive of the CIM Surface Mining Society. Mr. Weymark is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Engineering	July 2021	Present

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of Taseko is as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company that was the subject of a cease trade order or similar penalty or sanction while that person was acting in that capacity, or was the subject of a cease trade order or similar penalty or sanction after the director or executive officer ceased to act in that capacity and which resulted from any event that occurred while that person was acting in the capacity of a director or executive officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Potential Conflicts of Interest

Several directors of Taseko also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that as a consequence of their activity in the mineral industry and serving on such other boards that a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves.

Furthermore, it is possible that the directors of Taseko and the directors of one or more such other companies may also agree to allow joint participation on Taseko's properties or the properties of that other company. Accordingly, situations may arise in the ordinary course which involves a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on which the director serves. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Taseko Board, would be obliged to abstain from voting as a Taseko director in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of Taseko.

Legal Proceedings and Regulatory Actions

The Company has not been subject to any securities regulatory authority action or other regulatory authority action or court penalty or sanction.

Interest of Management and Others in Material Transactions

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company other than as set out herein.

Transfer Agent and Registrar

The Company's registrar and transfer agent for its common shares is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia.

Material Contracts

The following contracts are considered material and have been filed at www.sedarplus.ca:

(a) Joint Venture Operating Agreement with Cariboo, dated March 18, 2010, whereby the Gibraltar Mine is operated in a 75:25 joint venture with Cariboo;

(b) 2026 Secured Note Indenture, dated as of February 10, 2021, between the Company and each of the Guarantors Party, and The Bank of New York Mellon, as U.S. Trustee, and BNY Trust Company of Canada, as Canadian Co-Trustee and Collateral Agent. Information on the terms of the 2026 Secured Notes and the 2026 Secured Note Indenture is incorporated by reference from the Company's material change report dated February 10, 2021 filed on SEDAR+ on February 10, 2021;

(c) Credit Agreement dated October 4, 2021, between Taseko Mines Limited as borrower and certain of its restricted subsidiaries as guarantors, restricted subsidiaries and/or obligors and the lenders from time to time party to this agreement as lenders and National Bank of Canada in its capacity as Agent;

(d) Purchase Agreement between Sojitz Corporation and Taseko Mines Limited dated as of February 21, 2023 and filed on SEDAR+ on March 3, 2023; and

(e) Purchase Agreement between Dowa Metals & Mining Co., Ltd. and Furukawa Co., Ltd. and Taseko Mines Limited dated as of March 25, 2024 and filed on SEDAR+ on March 27, 2024.

Interests of Experts

The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a) The Company's independent auditors are KPMG LLP, Chartered Professional Accountants, who have issued independent auditor's reports dated March 7, 2024 in respect of the Company's consolidated financial statements as of December 31, 2023 and for the fiscal year ended December 31, 2023 and the Company's internal control over financial reporting as of December 31, 2023;

(b) Richard Weymark, P.Eng., MBA, Vice President Engineering, authored the "Technical Report on the Mineral Reserve Update at the Gibraltar Mine" dated March 30, 2022, the "Technical Report on the Mineral Reserve Update at the Yellowhead Copper Project" dated January 16, 2020, and the "NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona" dated March 30, 2023 which has an effective date of March 15, 2023, and reviewed and approved the information herein relating to the Gibraltar, Florence Copper, Yellowhead Copper, New Prosperity and Aley projects;

(c) Robert Rotzinger, P.Eng., Vice President Capital Projects, authored the "NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona" dated March 30, 2023 which has an effective date of March 15, 2023; and

(d) Richard Tremblay, P.Eng., MBA, Chief Operating Officer, authored the "NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona" dated March 30, 2023 which has an effective date of March 15, 2023.

To our knowledge, none of Richard Weymark, Robert Rotzinger or Richard Tremblay hold, directly or indirectly, more than 1% of our issued and outstanding common shares.

KPMG are the auditors of the Company and have confirmed that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

Based on information provided by the relevant persons, and except as otherwise disclosed in this AIF, none of the persons or companies referred to above has received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of ours.

Additional Information

Additional information, including additional financial information, material change reports, directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, MD&A, proxy circulars and interim financial statements available under the Company's profile at the SEDAR+ website (www.sedarplus.ca).

The following documents can be obtained upon request from Taseko's Shareholder Communication Department by calling (778) 373-4533:

I. this AIF, together with any document incorporated herein by reference;

II. the annual report and MD&A of the Company and any interim financial statements and MD&A filed with Securities Commissions subsequent to the audited financial statements for the Company's most recently completed financial year; and

III. the Proxy Circular for the June 15, 2023 annual general meeting of the Company dated May 11, 2023.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

Audit and Risk Committee

The Audit and Risk Committee has adopted a charter that sets out its mandate and responsibilities, and is attached to this AIF as Appendix A.

Composition of Audit and Risk Committee

The Audit and Risk Committee, consisting of Peter Mitchell (Chair), Ronald Thiessen and Anu Dhir, reviews all financial statements of the Company prior to their publication, meets with the auditors as part of their review of audit findings, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The charter has set criteria for membership which all members of the Audit and Risk Committee are required to meet consistent with National Instrument 52-110 Audit Committees and other applicable regulatory requirements. The Audit and Risk Committee, as needed, meets separately (without management present) with the Company's auditors to discuss the various aspects of the Company's financial statements and the independent audit.

Each Audit and Risk Committee member is an independent director and is financially literate. Mr. Mitchell is the Audit and Risk Committee's Chairman. Messrs. Mitchell and Thiessen are financial experts.

Relevant Education and Experience

Disclosure respecting the education and experience of the Audit and Risk Committee is provided in their biographies above. As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements; and
  internal controls and procedures for financial reporting.

Code of Ethics

Taseko has adopted a code of ethics that applies to all directors, officers and employees of Taseko, including the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and other senior finance staff.

Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two years for professional services rendered by the Company's audit firm for various services.

Services	Year Ended December 31, 2023	Year Ended December 31, 2022
Audit Fees[1]	$1,108,375	$739,300
Audit Related Fees[2]	-	-
Tax Fees[3]	67,545	90,500
All Other Fees	-	-
Total	$1,175,920	$829,800

(1) "Audit Fees" for the years ended December 31, 2023 and 2022 includes administrative costs and disbursements related to professional services rendered.

(2) "Audit Related Fees" include services that are traditionally performed by the auditor.

(3) "Tax Fees" include US and Canadian tax advisory and transfer pricing assistance for Florence Copper LLC.

Pre-Approval Policies and Procedures

Management of the Company requests approval from the Audit and Risk Committee for all audit and non-audit services to be provided by the Company's auditors. The Audit and Risk Committee pre-approves all such services with set maximum dollar amounts for each itemized service. During such deliberations, the Audit and Risk Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated under Canadian independence standards and by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors. No audit-related fees, tax fees or other non-audit fees for such "prohibited services" were approved by the Audit and Risk Committee.

APPENDIX A

Audit and Risk Committee Charter

1. Purpose: Responsibilities and Authority

The Audit and Risk Committee (the "Audit Committee" or "Committee") shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company's independent auditor, and other matters under the authority of the Committee. The Committee also shall assist the Board of Directors in carrying out its oversight responsibilities relating to the Company's financial, accounting and reporting processes, the Company's system of internal accounting and financial controls, the Company's compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

(a) Relationship with Independent Auditor.

(i) Subject to the law of British Columbia as to the role of the Shareholders in the appointment of independent auditors, the Committee shall have the sole authority to appoint or replace the independent auditor.

(ii) The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

(iii) The independent auditor shall report directly to the Committee.

(iv) The Committee shall approve in advance all audit and permitted non-audit services with the independent auditor, including the terms of the engagements and the fees payable; provided that the Committee Chairman may approve services to be performed by the independent auditors and the fee therefor between Committee meetings if the amount of the fee does not exceed $50,000, provided that any such approval shall be reported to the Committee at the next meeting thereof. The Committee may delegate to a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

(v) At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

(vi) At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

(A) the independent auditor's internal quality-control procedures;

(B) any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(C)  any steps taken to deal with any such issues; and

(D)  all relationships between the independent auditor and the Company.

(vii) At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence.

(viii) The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

(ix) The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(x) The Committee shall recommend to the Board policies for the Company's hiring of employees or former employees of the independent auditor who were engaged on the Company's account or participated in any capacity in the audit of the Company.

(xi) The Committee shall oversee the implementation by management of appropriate information technology systems for the Company, including as required for proper financial reporting and compliance.

(b) Financial Statement and Disclosure Review.

(i) The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company's annual reports.

(ii) The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company's quarterly financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

(iii) The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including the independent auditor's assessment of the quality of the Company's accounting principles, any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls over financial reporting, and any special steps adopted in light of material control deficiencies.

(iv) At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

(A) all critical accounting policies and practices used by the Company;

(B) all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor's preferred method was not adopted; and.

(C) other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company's financial statements.

(v) Prior to their filing or issuance, the Committee shall review the Company's Annual Information Form/Annual Report to the SEC, quarterly and annual earnings press releases, and other financial press releases, including the use of "pro forma" or "adjusted" non-GAAP information.

(vi) The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

(c) Conduct of the Annual Audit. The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

(i) The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

(ii) The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accounting Board and the Public Company Accounting Oversight Board ("PCAOB") and that the independent auditor satisfies all applicable Canadian independence standards (Canadian Auditing Standard 200), PCAOB Rule 3526 and SEC Regulation S-X, Section 2-01. The Committee shall obtain from the auditor a written statement description of all relationships between the auditor and the Company and persons in a financial reporting oversight role at the Company as per PCAOB Rule 3526, that may reasonably be thought to bear on independence.

(iii) The Committee shall discuss with the independent auditor the matters required to be discussed by PCAOB Auditing Standard No. 16 and Canadian Auditing Standard 260 relating to the conduct of the audit.

(iv) The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934 and that, in the course of conducting the audit, the independent auditor has not become aware of information indicating that an illegal act has or may have occurred or, if such an act may have occurred, that the independent auditor has taken all action required by Section 10A(b) of the Securities Exchange Act of 1934.

(v) The Committee shall make such inquiries to the management and the independent auditor as the Committee members deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company's financial and internal controls and procedures and the auditing process.

(d) Compliance and Oversight.

(i) The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company's investment bankers and financial analysts who follow the Company.

(ii) The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

(iii) The Committee shall discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies, and regularly review the top risks identified by management and the policies and practices adopted by the Company to mitigate those risks.

(iv) At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF/Annual Report to the SEC. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the required CEO and CFO annual certifications.

(v) At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor management's internal control report and assessment of the internal controls and procedures, and the independent auditor's report on and assessment of the internal controls and procedures. In connection with its review of interim and annual financial statements and related management's discussion and analysis, the Committee shall confirm with management that the Company (with CEO and CFO participation) has taken all actions required in connection with the certifications required by National Instrument NI 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings.

(vi) The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii) The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company's financial statements or accounting policies.

(viii) At least annually, the Committee shall meet with the Company's legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company's compliance policies.

(ix) The Committee shall oversee the preparation of reports relating to the Audit Committee required under applicable laws, regulations and stock exchange requirements.

(x) The Committee shall exercise oversight with respect to anti-fraud programs and controls.

(e) Related Party Transactions.

(i) The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company's Compensation Committee.

(ii) As used herein the term "related party" means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term "affiliate" means any person, whether acting alone or in concert with others, that controls, is controlled by or is under common control with another person. "Related party" includes Hunter Dickinson Services Inc., its principals, and their affiliates.

(f) Additional duties. The Committee shall perform the following additional duties:

(i) The Committee shall review and recommend dividend policies.

(ii) The Committee shall oversee the Company's insurance program and approve insurance policy limits.

(iii) The Committee shall review the appointment of senior financial personnel and make recommendations to the Board of Directors regarding the appointment of the Chief Financial Officer.

(iv) The Committee shall recommend to the Nominating and Governance Committee the qualifications and criteria for membership on the Committee.

(v) The Committee shall review and discuss with management the requirement for annual public disclosure pursuant to the Extractive Sector Transparency Measures Act and shall be responsible for approving such disclosures.

2. Structure and Membership

(a) Number and qualification. The Committee shall consist of three persons unless the Board should from time to time otherwise determine.  All members of the Committee shall meet the experience and financial literacy requirements of National Instrument NI 52-110 and the rules of the TSX and the NYSE American.  At least one member of the Committee shall be a "financial expert" as defined in Item 407 of SEC Regulation S-K.

(b) Selection and Removal. Members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating and Corporate Governance Committee. The Board may remove members of the Committee at any time with or without cause.

(c) Independence. All of the members of the Committee shall be "independent" as required for audit committees by National Instrument NI 52-110, the rules of the TSX and the NYSE American, and SEC Rule 10A-3.

(d) Chair. Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

(e) Compensation. The compensation of the Committee shall be as determined by the Board.

(f) Term. Members of the Committee shall be appointed for one-year terms.  Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

3. Procedures and Administration

(a) Meetings. The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

(b) Subcommittees. The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

(c) Reports to the Board. The Committee shall regularly report to the Board with respect to such matters as are relevant to the Committee's discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board.

(d) Charter. The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

(e) Independent Advisors. The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

(f) Investigations. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

(g) Annual Self-Evaluation. The Committee shall evaluate its own performance at least annually.

4. Additional Powers

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

5. Limitation of Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

6. Committee Member Independence, Financial Literacy and Financial Expert Requirements

A. Independence

See the Company's Corporate Governance Overview and Guidelines.

B. Financial Literacy and Financial Expert Requirements

NI 52-110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.6 defines the meaning of financial literacy as follows:

"For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements."

NYSE American Section 803(B)(2)(a)(iii)

Each issuer must have an Audit Committee of at least three members, each of whom:

"is able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement. Additionally, each issuer must certify that it has, and will continue to have, at least one member of the audit committee who is financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. A director who qualifies as an audit committee financial expert under Item 407(d)(5)(ii) of Regulation S-K …. is presumed to qualify as financially sophisticated."

ITEM 407(d)(5)(ii) OF REGULATION S-K, DEFINITION OF FINANCIAL EXPERT

For purposes of this Item, an audit committee financial expert means a person who has the following attributes:

(A) An understanding of generally accepted accounting principles and financial statements;

(B) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(C) Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;

(D) An understanding of internal control over financial reporting; and

(E) An understanding of audit committee functions.

A person shall have acquired such attributes through:

(A) Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(B) Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(C) Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(D) Other relevant experience.